2022

Notice of Annual Meeting and Proxy Statement

 Walgreens Boots Alliance

As a global leader in retail pharmacy, we impact millions of lives every day by dispensing medicines, and providing accessible, high-quality care.

OUR WHY
Purpose

More joyful lives through better health.

OUR WHAT
Vision

To be the leading partner in reimagining local healthcare and wellbeing for all.

OUR HOW
Values



Courageous

Challenging the status-quo, addressing conflict directly, and driving informed risk-taking.



Connected

Reflecting the communities we serve, understanding the needs of others, and innovating together.



Committed

Leading with integrity, building on our legacy, and striving boldly toward the future.



Curious

Continuously learning and adapting, following the science and data, and creating paths where none existed.

A Message from our Executive Chairman and our CEO

Dear Fellow Investors,

We are pleased to present the Walgreens Boots Alliance Proxy Statement and cordially invite you to our 2022 Annual Meeting of Stockholders to be held on Thursday, January 27, 2022 at 8:30 a.m. Central Time at the Four Seasons Hotel Chicago.

As you know, this has been an extraordinary year for Walgreens Boots Alliance. The pandemic definitely allowed us to step up like never before and deliver in so many ways.

However, we are just getting started in terms of how we can mobilize to solve big, complex problems in healthcare and build on our strengths, and our current momentum is expected to lead to sustainable, profitable growth. We also see many ways that we can do even more good for the world, including addressing some of the social determinants that result in health disparities.

Bill Foote, our Board's lead independent director, shares more of these details on the next page. First though, we want to outline briefly our plans for the future, which we discussed in more depth during our Investor Event in October.

As we move forward, we are committed to transparency, accountability, and extremely well thought out strategy, and to achieve our goals, we will be laser focused on acceleration, execution, and accountability. We have put in place a series of KPIs to report back regularly on our progress with our four key strategic priorities, which align closely with our Purpose, Vision, and Values.

These priorities are:

1. **Transform and align the core.** We will build the pharmacy of the future by reimagining retail through expanded health and wellness offerings and mass personalization, accelerating our brands and digital offerings, and expanding our Transformational Cost Management Program.

2. **Build the next growth engine with consumer-centric healthcare solutions.** We will move quickly to become a leading provider of local clinical care services, while also leveraging a consumer-centric technology and pharmacy network to deliver value-based care. As core to this approach, we will strengthen partnerships with payors, providers, and patients.

3. **Focus the portfolio and optimize capital allocation.** We will prioritize our core assets and healthcare ambitions in order to maximize value.

4. **Build a high-performance culture and a winning team.** We will attract and retain a best-in-class, diverse team.

We deeply appreciate your support as we go on this journey together, and work toward achieving even better outcomes for our patients and customers and further returns for all of you.

Sincerely,





Stefano Pessina
Executive Chairman

Rosalind G. Brewer
Chief Executive Officer

A Message from our Lead Independent Director



"When I look back at the year since we last met, I would characterize it as a year of change. And change is not always easy but is a necessary component of a successful company over the long term."

Dear Fellow Stockholders,

As your lead independent director, I look forward to welcoming you to our 2022 Annual Meeting of Stockholders.

When I look back at the year since we last met, I would characterize it as a year of change. And change is not always easy but is a necessary component of a successful company over the long term. First, as a result of a rigorous process to find the Company's next Chief Executive Officer, we were pleased to appoint Rosalind G. Brewer as the Company's new leader. Roz's energy, focus and expertise have revitalized the Company and could not be more timely as we focus on execution of our integrated healthcare, pharmacy and retail strategy. Although the Company's transformation will take time, we as a Board could not be more excited about the future of the Company and the leadership that we have in place to execute our plans.

We continued to make stockholder engagement a priority in 2021. I, along with Nancy Schlichting, our Compensation and Leadership Performance Committee Chair, personally engaged with many stockholders on executive compensation. We were intent on understanding specific stockholder feedback related to our executive compensation program and our say on pay vote last year, and believe stockholders were pleased to hear the changes being made to our programs for fiscal 2021, including the addition of objective diversity, equity and inclusion (DEI) goals.

Environmental, social and governance (ESG) matters were also at the forefront of our conversations with stockholders. We believe that ESG success is an important component of our overall success as a company. We maintain our focus on our Company's ESG strategy, which is centered on the health and well-being of our communities, our employees and our planet.

Our stockholders have been clear about their desire to ensure that we are caring for our employees, especially in this time of crisis as the COVID-19 pandemic has continued and given our role as an integral part of the response to the pandemic. The Company made extraordinary efforts to care for employees and provide flexibility to promote personal and professional success, and our efforts have been recognized by JUST Capital and Forbes, which ranked Walgreens 19 out of 100 of the largest U.S. employers for COVID-19 response.

We heard that DEI is a critical focus for our stockholders. The Company has ingrained DEI in everything we do, as evidenced through our addition of DEI metrics as a part of our Company-wide compensation program. Our 2020-21 DEI Report provides further evidence of our focus as a company to be a leader in these efforts. Finally, our commitment to transparency around our DEI efforts can be seen through our decision to release our EEO-1 data on an annual basis, which the Board overwhelmingly agreed should be public for all of our stakeholders.

On behalf of my fellow independent directors and the entire Board, we thank you for your partnership with WBA. We thank you for your investment in WBA. And finally, we appreciate your trust and confidence in our leadership.

Sincerely,

William C. Foote
Lead Independent Director

Notice of 2022 Annual Meeting of Stockholders



Date and Time
Thursday, January 27, 2022
at 8:30 a.m.
Central Time



Location
Four Seasons Hotel Chicago
120 East Delaware Place
Chicago, Illinois 60611



Who Can Vote
The Board of Directors has fixed the close of business on November 29, 2021 as the record date. You are entitled to vote at the Annual Meeting and at any adjournment thereof if you were a holder of the Company's common stock as of the close of business on November 29, 2021.

Proposals That Require Your Vote	Board Recommendation	Learn More
1 Vote on the election of 10 director nominees named in this Proxy Statement	**FOR** each nominee	Page **18**
2 Approve, on an advisory basis, our named executive officer compensation	**FOR**	Page **57**
3 Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending August 31, 2022	**FOR**	Page **99**
4-6 Consider three stockholder proposals, if properly presented at the meeting	**AGAINST**	Page **103**

Stockholders will also transact such other business as may properly be brought before the meeting or any adjournment thereof by or at the direction of the Board of Directors.

Your vote is important. Please vote by Internet, telephone or mail as soon as possible to ensure your vote is recorded properly. Stockholders of record may vote without attending the Annual Meeting by one of the following methods:



Mail
Complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided.



Telephone
Call the toll-free telephone number 1-800-690-6903 and follow the recorded instructions.



Internet
Go to https://www.proxyvote.com and follow the instructions on the website.

These proxy materials are first being sent (or, as applicable, made available) to stockholders commencing on December 8, 2021.

If you want to attend the Annual Meeting in person, you must pre-register and obtain an admission ticket in advance and have a valid, government-issued photo identification. To do so, please follow the instructions on page 115 of this Proxy Statement.

By order of the Board of Directors,

Joseph B. Amsbary, Jr.
Vice President, Corporate Secretary
December 8, 2021
Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, Illinois 60015
(principal executive office)

Contents

Our Board of Directors (the "Board") is soliciting your proxy on behalf of the Company for our 2022 annual meeting of stockholders (the "Annual Meeting"), which will be held on January 27, 2022 at 8:30 a.m., Central Time, or any adjournment or postponement thereof. This Proxy Statement (this "Proxy Statement") and the accompanying Notice of Annual Meeting of Stockholders and proxy card are being distributed, along with the 2021 Annual Report, beginning on December 8, 2021 to holders of our common stock, par value $0.01 per share, as of the close of business on November 29, 2021 (the "Record Date"). The Proxy Statement Summary highlights selected information that is provided in more detail throughout this Proxy Statement. The Proxy Statement Summary does not contain all of the information you should consider before voting. You should read the full Proxy Statement before casting your vote.

Unless otherwise stated, references herein to the "Company," "WBA," "we," "us," and "our" refer to Walgreens Boots Alliance, Inc. Unless otherwise stated, all information presented in this Proxy Statement is based on our fiscal calendar, which ends on August 31 (*e.g.*, references to "2021" refer to the fiscal year ended August 31, 2021).

Our Company

Company Overview

Walgreens Boots Alliance is the largest retail pharmacy, health and daily living destination across the United States and Europe, with sales of $132.5 billion in the fiscal year ended August 31, 2021. We are an integrated pharmacy, healthcare and retail leader serving millions of customers and patients every day, with a 170-year heritage of caring for communities. Through dispensing medicines, improving access to a wide range of health services, providing high quality health and beauty products and offering anytime, anywhere convenience across its digital platforms, WBA is shaping the future of healthcare.

Our company's three segments are United States, International and Walgreens Health. We provide customers with convenient, omni-channel access through our portfolio of consumer brands: Walgreens, Boots, Duane Reade, the No7 Beauty Company, Benavides in Mexico and Ahumada in Chile. Additionally, WBA has a portfolio of healthcare-focused investments located in several countries, including China and the U.S. We continually seek to drive further innovative ways to address global health and wellness challenges. Strategic partnerships with some of the world's leading companies enable our company to extend our healthcare solutions and convenience offerings to the communities we serve.

More information about our Company can be found on our **corporate website** and in our **Annual Report**.

 **Directly employs more than 315,000 people**

 **Operations in 9 countries**

 **The largest retail pharmacy, health and daily living destination across the U.S. and Europe**

 **A global leader in pharmacy-led, health and well-being retail with approximately 13,000 stores in 9 countries**

 **One of the world's largest purchasers of prescription drugs**

Leading During the Pandemic

Our Company's essential role in healthcare has been put to the test during the unprecedented global COVID-19 pandemic. We rose to the challenge, living our purpose to create more joyful lives through better health. Our people have worked tirelessly on the front lines to help vulnerable people adhere to their medications and stay healthy, deliver millions of vaccinations worldwide, ramp up new testing services, implement delivery options including free prescription delivery, expand our digital and telehealth capabilities and ability to fill orders, facilitate supply chain continuity and access to essential items and help keep our patients, customers and team members safe.

45M
COVID-19 vaccinations

To date Walgreens has administered approximately 45 million COVID-19 vaccinations, including 34.6 million in fiscal 2021.

3.7M+
COVID-19 tests

Boots is one of the UK's leading COVID-19 test providers with more than 3.7 million COVID-19 tests administered to date, the majority in partnership with the National Health Service (NHS).

16M+
COVID-19 tests

Walgreens has administered more than 16 million COVID-19 tests to date.

Steps to **support** and **recognize** team members

Walgreens recognized pharmacy team members for their critical role in fighting the pandemic through new bonuses and rewards, as well as increased starting wage for U.S. team members to $15.00 an hour to be fully implemented by November 2022.

2021 Business Highlights

September 2020
Released first Global Diversity and Inclusion Report

October 2020
Appointed Valerie Jarrett to Board of Directors

November 2020
Completed German wholesale joint venture with McKesson

December 2020
Announced launch of myWalgreens, the Company's reinvented customer loyalty program

Announced sale of WBA's Alliance Healthcare businesses for approximately $6.5 billion

January 2021
Announced accelerated investment in VillageMD and investment in iA

January 2021
Announced appointment of Rosalind G. Brewer as Chief Executive Officer

February 2021
Launched 2020 Corporate Social Responsibility Report

May 2021
Announced WBA's inclusion on 3BL Media's annual 100 Best Corporate Citizens list for outstanding ESG performance

August 31, 2021
- Administered 34.6 million COVID-19 vaccines in fiscal 2021
- Delivered $2 billion in annual cost savings under Transformational Cost Management Program one year ahead of plan
- Achieved >85 million myWalgreens members

Post FY2021 2021
- Announced new integrated healthcare, pharmacy and retail strategy
- Announced $5.2 billion investment in VillageMD
- Released 2021 Diversity, Equity and Inclusion Report
- Announced investments in Shields Health Solutions and CareCentrix, Inc.

2021 Performance Highlights

Sales[1]

$132.5B

up 8.6% year-on-year

Reported EPS[1]

$2.30

up from $0.20 in the year ago period

Adjusted EPS[1,2]

$4.91

up 14.6% year-on-year

Free cash flow[2]

$4.2B

an increase of $65 million from fiscal 2020

Net Cash from Operating Activities

$5.6B

an increase of $70 million from fiscal 2020

1 Results are for WBA continuing operations and do not include operations discontinued following completion of the sale of Alliance Healthcare.

2 Non-GAAP financial measures. Please refer to Appendix A beginning on page 118 for related definitions and reconciliations to the most directly comparable U.S. GAAP financial measures.

Leadership Transition

On March 15, 2021, the Company was excited to welcome our new Chief Executive Officer ("CEO") and member of the Board of Directors, Rosalind G. Brewer, following an extensive search process. Ms. Brewer is an extraordinary leader and a consumer and retail industry expert with a distinguished career, having served most recently as Chief Operating Officer and member of the Board of Directors of Starbucks Corporation.

As planned, upon Ms. Brewer's succession as CEO, Mr. Pessina resigned as CEO and Executive Vice Chairman of the Board and was appointed as the Executive Chairman of the Board. In addition, upon Mr. Pessina assuming his new role, James A. Skinner resigned as Executive Chairman and has remained on the Board to provide continuity to the Board during the management transition.

Environmental, Social and Governance Highlights

Our Approach to ESG





Healthy Communities
Programs to improve health access and awareness
Opioid abuse prevention
Partnerships to support people living with cancer and to empower young people
Healthy Planet
Reduce emissions
Reduce waste
Reduce negative impacts of plastic
Healthcare Centered ESG Strategy
Employee health and well-being
Transparency and traceability of ingredients
Product safety and data security
Healthy and Inclusive Workplace
Diversity, Equity and Inclusion
Sustainable Marketplace
Ethically sourced products and materials

Healthy Communities

Access to Affordable and Quality Healthcare

We have introduced performance metrics to measure our progress in the U.S., where access to quality and affordable healthcare is a priority issue:

Performance Metric	Fiscal 2020 Performance
Number of new in-store health service locations that increase access	Increased **64%**, driven primarily by expanded nutrition and weight management and lab locations through our collaborations with Jenny Craig and Labcorp. The increase also includes primary care, dental and Medicare services.
Number of collaborations with healthcare service providers covered on the Walgreens app through Walgreens Find Care, which help increase access	**40**, including services offering diabetes management, telehealth such as virtual primary care doctor visits, pain management, eye exams, laboratory testing, weight loss support, teletherapy for mental health, sleep solutions and more.

Addressing the High Cost of Care

Co-Pay Assistance Secured through Supply Chain Collaborations

$430M

in fiscal 2020 for approximately 829,000 patients in the U.S.

Free Flu Vaccination Voucher Commitment in the U.S.

$5M

through 2024

 ## Healthy and Inclusive Workplace

Focus on Employee Safety and Well-Being and Diversity, Equity and Inclusion

Focus	Actions
Employee Safety	In the U.S., the Company created a task force and COVID-19 pandemic response team that worked seven days a week to roll out training, conduct disease monitoring and surveillance, and establish and communicate COVID-19 employee compensation tools and support, including a Communicable Disease Policy and dozens of custom COVID-19 playbooks. The Company provided personal protective equipment to our employees and implemented cleaning policies and safety procedures across our stores.
Employee Well-Being	At the onset of the COVID-19 pandemic, the benefits team quickly launched a COVID-19 tool kit and resources, including free counseling sessions, information about government assistance under the CARES Act and retirement savings plan changes. During the pandemic, the Company also paid stipends to employees, introduced new paid time off benefits and increased its employee aid programs to serve employees in need.
Diversity, Equity and Inclusion	We launched DEI goals in fiscal 2021, which are components of our incentive compensation program in order to create accountability and sharpen the Company's focus and efforts on DEI.

 ## Sustainable Marketplace

WBA is committed to ethical and responsible sourcing and promotes these practices through our rigorous supplier assessments program, supplier diversity program and new supplier sustainability program.

Ethical Sourcing

We screen owned-brand suppliers against social and environmental criteria and assess them using a detailed, matrix-based grading based on internationally recognized standards – the Ethical Trading Initiative Base Code and International Labor Organization Conventions and Recommendations. We have also partnered with The Sustainability Consortium in developing a Global Supplier Sustainability Program that aims to provide greater transparency around the social and environmental performance in our owned brand supply chain.

Supplier Diversity

We developed new processes in fiscal 2020 to further track and ensure increased diversity in sourcing. For example, across Walgreen Co. ("Walgreens"), we activated 32 supplier diversity ambassadors who support and implement the supplier diversity strategy within their respective functions. We also have included supplier diversity as a DEI goal for fiscal 2021 which are components of our employee compensation program.

Packaging, Labeling and Transparency

The Company has a WBA Global Plastics Task Force which oversees our approach to the issue of plastics across businesses – developing holistic policies and implementing operational changes. The Company also supports a number of organizations, including the Consumer Goods Forum and the Sustainable Packaging Coalition, seeking industry-wide solutions for plastics. The Company is committed to processing all new owned brand items and items being rebranded through the How2Recycle program. During fiscal 2020, How2Recycle labeling was introduced on more than 500 new basic owned brand items and more than 300 new seasonal items, in addition to hundreds of products that already carried the label.

 **Healthy Planet**

WBA's work to reverse climate change impacts

 **30%**
reduction in WBA's absolute Scope 1 and Scope 2[1] carbon emissions by 2030 compared with fiscal 2019.

TOP 100
WBA has been listed on 3BL Media's **100 Best Corporate Citizens List 2021** for outstanding environmental, social and governance transparency.

 **20%**
reduced energy intensity across 100 million square feet of retail space between fiscal 2011 and fiscal 2020. Walgreens was recognized by the U.S. Department of Energy as a **2021 Better Buildings Challenge Goal Achiever**.

 **Boots UK** along with more than **70 other retailers** has joined **The British Retail Consortium Climate Action Roadmap** to be carbon neutral by 2040.

2,020
metric tons of throwaway plastic packaging removed from Boots and No7 Beauty Company seasonal gift products in 2020.

 **39,000**
bees in a Walgreens on-campus hive, to **support pollination efforts** in a three-mile radius around campus.

 **4.3+ million**
contact lenses recycled by Boots Opticians, Johnson & Johnson Vision (JJV) & TerraCycle since April 2019.

 **20.2 million**
Boots paper bags purchased in the UK, which replaced plastic bags. All profits from sales of bags are donated to charity.

93%
of waste from 18 Walgreens distribution facilities in the U.S. and Puerto Rico **diverted from landfill** in fiscal 2020.

 Liz Earle Beauty Co. achieved **CarbonNeutral certification**, in accordance with The CarbonNeutral Protocol, the leading global framework for carbon neutrality.

1500
recycled Red Noses used to create one **Buddy Bench**. Walgreens and Red Nose Day have made 20 benches so far and donated them to schools, thus recycling the material and avoiding landfill.

 **65%**
carbon footprint reduction from new No7 glass jar. Approx. 740 tons of plastic removed per year. Calculated using the Sustainable Packaging Initiative for CosmEtics (SPICE) methodology.

 **700**
Boots UK stores with Boots and No7 **takeback scheme** rewarding customers for returning hard-to-recycle plastics. Recycled materials used to make Christmas trees and chairs.

 **100%**
Boots UK and No7 Beauty Company brands use **Roundtable Sustainable Palm Oil (RSPO)** certified palm oil, including use of credits.

 **100%**
renewable energy used in Boots Ireland stores and support office.

No7 Beauty Company joined the **Sustainable Packaging Initiative for CosmEtics (SPICE)** to measure sustainability and carbon footprint of cosmetics packaging.

60%
Liz Earle Beauty virgin plastic reduced in Daily Essentials range 2020-2021, which amounts to a 75 metric tons reduced.

Farmacias Benavides stores sell **reusable bags** with part of the profit going toward a reforestation project with **Reforestación Extrema** that helps plant trees across Mexico.

Boots UK signed up to the UK Plastics Pact in 2018, along with more than **100 members** to work collectively to transform the UK plastic packaging sector by 2025.

[1]   Scope 1 = direct emissions from owned sources. Scope 2 = indirect emissions from purchased power and heat. Learn more about our ESG and DEI commitments by reading our **2020 CSR Report** and **2020-21 DE&I Report**.

Proxy Voting Roadmap

Election of Directors

A Snapshot of Our 2022 Nominees

Independence

- **8 of 10 nominees** are independent
- Each member of the Audit Committee, the Compensation and Leadership Performance Committee ("CLP Committee"), and the Nominating and Governance Committee is independent

Tenure

- **Less than 10 years** average tenure
- **2 nominees** appointed since October 2020; **both** of whom are women and racial minorities

Age

- **Approximately 65 years** average age

Diversity

- **Two** African American women on the Board
- **One-half** of director nominees are women

Highly Engaged Board

- In fiscal 2021, all directors attended at least 75% of the total number of Board and applicable Committee meetings
- **10** Board and **23** Committee meetings held during fiscal 2021

Skills, Qualifications and Experience

The Board has identified key skills, qualifications and experience that are important to be represented on the Board as a whole in light of our current business strategy and expected needs. Our nominees have the following skills, qualifications and experience:

 **Business Development and M&A**  10/10

 **Global Operations**  9/10

 **Finance and Accounting**  10/10

 **Current or Former Public Company CEO**  6/10

 **Human Capital**  10/10

 **Retail or Consumer-Facing Industries**  6/10

 **Corporate Governance**  10/10

 **Risk Management**  7/10

 **Healthcare or Regulated Industries**  9/10

 **Technology or E-Commerce**  5/10

Board of Directors

The Board consists of highly experienced and accomplished directors who are uniquely qualified to oversee our business. The following table provides summary information about each director nominee as of the Record Date. Each director stands for election annually. On October 19, 2021, José E. Almeida notified us that he had decided not to stand for re-election in order to focus on other commitments. Additionally, James A. Skinner is not being renominated now that the orderly leadership transition of the Company has been accomplished. Detailed information about each director nominee's background, skill set and areas of experience can be found beginning on page 22 of the Proxy Statement.

Director Nominee Details

Name and Principal Occupation	Independent	Age	Director Since (Calendar Year)	Currently Serving on Other Public Boards	Committee Memberships			
					A	C	F	N
Janice M. Babiak — Former Managing Partner, Ernst & Young LLP	✓	63	2012	• Bank of Montreal • Euromoney Institutional Investor PLC	Chair		●	
David J. Brailer — Chairman, Health Evolution Partners	✓	62	2010		●		Chair	
Rosalind G. Brewer — Chief Executive Officer, Walgreens Boots Alliance, Inc.		59	2021					
William C. Foote — Lead Independent Director, Walgreens Boots Alliance, Inc.	✓	70	1997				●	Chair
Ginger L. Graham — Former President and CEO, Amylin Pharmaceuticals	✓	66	2010	• Clovis Oncology, Inc.	●	●		●
Valerie B. Jarrett — Chief Executive Officer, Obama Foundation	✓	65	2020	• Lyft, Inc. • Ralph Lauren Corporation • Sweetgreen, Inc.	●	●		
John A. Lederer — Senior Advisor, Sycamore Partners	✓	66	2015	• NextPoint Financial, Inc. • US Foods Holding Corp.		●	●	●
Dominic P. Murphy — Managing Partner and Co-Head of UK Investments, CVC Capital Partners	✓	54	2012	• THG Holdings plc			●	●
Stefano Pessina — Executive Chairman, Walgreens Boots Alliance, Inc.		80	2012					
Nancy M. Schlichting — Former CEO, Henry Ford Health System	✓	67	2006	• Hill-Rom Holdings, Inc. • Encompass Health Corporation	●	Chair		

👤 Chair   ● Member   **A** Audit   **C** Compensation and Leadership Performance   **F** Finance   **N** Nominating and Governance

Corporate Governance

Key Governance Practices

- Annual Election of All Directors;
- Majority Voting for All Directors in Uncontested Elections;
- Cumulative Voting for Election of Directors;
- No Supermajority Voting Provisions;
- No Stockholder Rights Plan ("Poison Pill");
- 3%, 3-Year Proxy Access By-law;
- Stockholder Right to Request Special Meetings at 20%;
- Stockholder Right to Act by Written Consent;
- Active Stockholder Engagement;
- Enhanced Commitment to Diversity, including Women and Minorities, in Corporate Governance Documents;
- Independent Lead Director Responsibilities;
- Regular Executive Sessions of Independent Directors;
- Annual Board and Committee Evaluation Process;
- Strategic and Risk Oversight by Board and Committees;
- Commitment to Sustainability at the Senior Executive and Board Levels;
- Stock Ownership Guidelines for Executives and Directors;
- Policies Prohibiting Hedging and Short Sales of Stock by Directors, Executives and Senior Employees; and
- Board Composition Requirement of Two-Thirds Independent Directors.

Fiscal 2021 Stockholder Engagement

We value an open dialogue with our stockholders, and we believe that regular communication with our stockholders and other stakeholders is a critical part of enabling our long-term success. We engage with our stockholders and the broader corporate governance community through a continuous engagement program, which is management-led and overseen by the Board. In fiscal 2021, topics discussed were wide-ranging, including Board oversight of response to the COVID-19 pandemic, Board oversight of strategy and risk management, corporate governance and Board succession planning, executive compensation, diversity, equity and inclusion and human capital, and sustainability and corporate social responsibility initiatives.

Fiscal 2021 Outreach

Reached out to approximately **40** of our largest stockholders representing over **47**% of our outstanding stock (as of August 31, 2021, excluding shares held by affiliates of Stefano Pessina, our Executive Chairman).

Board Participation

- Lead Independent Director/ Chair of Nominating and Governance Committee
- Chair of CLP Committee

Outreach Related to our Say on Pay Vote

Our 2021 stockholder engagement focused heavily on executive compensation as we sought to understand the results from our 2021 annual meeting, at which our say on pay proposal received the support of approximately 47% of the votes cast.

During fiscal 2020, after careful consideration and in light of the impact of the COVID-19 pandemic and to recognize the extraordinary efforts of our executives and broader team members to address the pandemic and to keep our business strategy moving forward, the CLP Committee made the decision to exercise discretion in the payout of our long-term incentive program. The Board and the CLP Committee believe positive discretion should be limited to extraordinary circumstances. Prior to fiscal 2020, the CLP Committee had not exercised such discretion. As we learned through our extensive outreach, the use of discretion was the primary reason many of our stockholders did not vote to support our fiscal 2020 Say on Pay vote.

Our constructive dialogue with stockholders provided an additional opportunity to clarify the CLP Committee's rationale, balanced approach and use of objective metrics in connection with its fiscal 2020 decisions and to continue listening to stockholder feedback related to our executive compensation programs. In addition, we were able to outline the programmatic changes to our compensation programs that were designed to be responsive to stockholder feedback, particularly in light of the decision to exercise discretion.

The Board and the CLP Committee take very seriously the voting results and the feedback received from our stockholders. We believe that the results of last year's vote on executive compensation were unusual because of the unique circumstances of fiscal 2020, as reflected by the fact that the Company has received an average approval over the prior three years of 91% of the votes cast for our executive compensation programs. However, the CLP Committee will consider investor feedback if it believes that circumstances warrant the exercise of positive discretion in future years. Notably and as discussed further herein, the CLP Committee chose to use negative discretion in the performance share payout to the named executive officers for fiscal 2021.

As a result of ongoing feedback and to further our strategy, the CLP Committee implemented several changes to our compensation programs effective for fiscal 2021 as discussed below and in the "Compensation Discussion and Analysis".

The Board recommends a vote FOR each of the director nominees.   **See Page 18**

Proposal 2

Advisory Vote to Approve Named Executive Officer Compensation

Compensation Philosophy

The CLP Committee's focus is to provide a competitive compensation package that enables us to:

- Attract and retain talented executives;
- Reward Company and individual performance; and
- Link the interest of our senior executives to the interests of our stockholders.

Our executive compensation program is designed to:

- Be competitive with the pay practices of other companies of comparable size, scope and industry;
- Attract and retain executives who can contribute to our future success
- Create a strong linkage between pay and performance through the use of variable performance-based short-term and long-term incentive awards, such that executives will receive higher compensation in more successful periods for the Company and lower compensation during less successful periods; and
- Incentivize leaders to support the Company's culture and model desired behaviors, ensuring ethical behavior.

Fiscal 2021 Compensation Program – Reflects Changes in Our Business, Transformation Goals and Stockholder Feedback

In response to the changes in our business, our transformation goals, and our ongoing stockholder engagement, the CLP Committee, with the advice of our independent compensation consultant, implemented several changes to our executive compensation programs for fiscal 2021. More detailed information regarding stockholder feedback can be found in "Corporate Governance" above and "Compensation Discussion and Analysis" below.

Fiscal 2021 Program Changes	Responsiveness and Rationale
Former CEO Elected No Compensation	In response to the impact of COVID-19 on our business and to support our front-line team members, Mr. Pessina elected not to receive any compensation for fiscal 2021, other than limited perquisites and, therefore, did not participate in the November fiscal 2021 long-term equity grants.
No Salary Increases for Executive Vice Presidents	In response to the impact of COVID-19 on our business and to support our front-line team members, no salary increases were provided to the EVP-level executives in recognition of the challenges presented to the business.
No discretionary adjustments resulting in increased incentive plan payouts	In response to significant stockholder feedback and consistent with our executive compensation framework that emphasizes pay and performance, fiscal 2021 payouts under both our short-term cash and long-term equity incentives were based on formulaic results. For the long-term performance shares, the CLP Committee determined that exercising negative discretion was appropriate to decrease the fiscal 2021 payout amounts for our named executive officers from 106.8% to target (or 100%).
NEW **New Short-Term Cash Incentive Metrics**[1]:  ■ Adjusted Operating Income ("AOI") ■ Free Cash Flow ■ DEI	In response to significant stockholder feedback that we consider multiple metrics and in support of business objectives and consistent with market trends, we added Free Cash Flow and Diversity Equity & Inclusion ("DEI") as metrics to our short-term cash incentive plan. We believe this mix of incentive metrics balances business performance with investment in our future. • **AOI** continues to be viewed as a key metric in driving business performance. • Focus on growing our **Free Cash Flow** will allow us to continue to invest in our business strategy for the future. • **DEI** is a critical objective for our business and we believe incorporating a metric into our incentive programs demonstrates our commitment to diversity, equity and inclusion throughout our business.

Fiscal 2021 Program Changes	Responsiveness and Rationale
NEW New Long-Term Equity Incentive Metrics and Structure for Performance Shares:  ■ Adjusted EPS Growth ■ Adjusted Revenue Growth	In response to significant stockholder feedback that we consider multiple metrics and market trends, as well as to support the growth of our long-term strategies and creating value for our stockholders, we added Adjusted Revenue Growth as a long-term incentive metric. We also restructured our performance shares to address the challenge of setting meaningful targets over a cumulative three-year period, which has become increasingly difficult in the COVID-19 environment and fails to adequately provide for unknown and unplanned macroeconomic or strategic changes. • **Adjusted EPS Growth** continues to be viewed as a strong measure of our long-term Company performance. • **Adjusted Revenue Growth** as a long-term metric will help focus executives on growing existing revenue and identifying new revenue streams to continue the long-term growth of the Company. Targets for each fiscal year are set at the beginning of the three-year performance period. The final payout will be based on the simple average of the three annual performance periods.

Target Pay Mix[(1)]

Rosalind G. Brewer (CEO)

| Base Salary 9% | Annual Cash Incentive 19% | Long-Term Equity Incentive 72% |



At Risk
91%

Average of All Other NEOs

| Base Salary 17% | Annual Cash Incentive 19% | Long-Term Equity Incentive 64% |



At Risk
83%

[(1)] Target pay mix is based on total direct compensation (*i.e.*, annual base salary, target annual cash incentive and target long-term incentive compensation) and excludes one-time or sign-on awards and other elements of compensation, including perquisites. For Ms. Brewer, the target pay mix is based on her annual direct compensation agreed to pursuant to the terms of her employment agreement and includes the target long-term incentive award that was granted in fiscal 2022.

Leadership Transition

Ms. Brewer's compensation as our new CEO was recommended by our independent compensation consultant, Mercer, and is consistent with median pay at our peer companies. The chart above reflects her target pay mix; however, for fiscal 2021, Ms. Brewer's target Annual Cash Incentive award was pro-rated and she did not receive a fiscal 2021 long-term equity incentive award. In connection with Ms. Brewer's appointment, she received one-time sign-on awards to replace cash and a portion of equity awards forfeited when she left her prior employer and resigned from the board of directors of Amazon.com, Inc.

Mr. Pessina received no compensation, other than limited perquisites, for the portion of fiscal 2021 that he served as Executive Chairman. Mr. Skinner received an award of performance-based Restricted Stock Units ("RSUs") that will be prorated based on the portion of fiscal 2021 during which he served as Executive Chairman also then received a pro-rated retainer and equity award for the portion of fiscal 2021 during which he served as a Non-Employee Director.

More detailed information regarding Ms. Brewer's, Mr. Pessina's and Mr. Skinner's compensation arrangements with the Company can be found in "CEO and Executive Chairman Compensation."

The Board recommends a vote FOR this proposal.   **See Page 57**

Proposal 3

Ratification of the Appointment of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm for Fiscal Year 2022

- The Audit Committee has re-appointed Deloitte to serve as our independent registered public accounting firm and as auditors of our consolidated financial statements for fiscal 2022.

- Deloitte has been the independent registered public accounting firm of the Company (including its predecessor Walgreens) since May 2002.

- Deloitte provided the Audit Committee with the written disclosures and the letter required by the applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, and the Audit Committee has discussed and confirmed with Deloitte its independence.

The Board recommends a vote FOR this proposal.   **See Page 99**

Proposals 4-6

Stockholder Proposals

Proposal 4 – Stockholder Proposal Requesting Conversion to a Public Benefit Corporation

Stockholder requests that our Board of Directors take steps to amend the Company's certificate of incorporation to become a public benefit corporation.

Proposal 5 – Stockholder Proposal to Reduce the Ownership Threshold for Calling Special Meetings of Stockholders

Stockholder requests that our Board of Directors amend the Company's governing documents to give the owners of 10% of outstanding common stock the power to call a special shareholder meeting.

Proposal 6 – Stockholder Proposal Requesting Report on Public Health Costs Due to Tobacco Product Sales and the Impact on Overall Market Returns

Stockholders request the Board of Directors commission and disclose a report on the external public health costs created by the sale of tobacco products by the Company and the manner in which such costs affect the vast majority of its stockholders who rely on overall market returns.

The Board recommends a vote AGAINST each stockholder proposal.   **See Page 103**

Corporate Governance

Proposal 1

Election of Directors



What am I voting on?
Stockholders are being asked to elect 10 director nominees named in this Proxy Statement for a one-year term.

What is the Board's voting recommendation?



Vote FOR

The Board recommends a vote "**FOR**" each of the director nominees named in this Proxy Statement. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

What is the required vote?
With respect to the election of directors, the number of votes "**FOR**" a director's election must be a majority of the votes cast by the holders of the shares of our common stock voting in person or by proxy at the Annual Meeting with respect to that director's election. Abstentions with respect to a director will have the same effect as a vote "AGAINST" him or her.

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated 10 directors for election at the Annual Meeting, each to hold office until our next annual meeting of stockholders and until his or her successor is duly elected and qualified or upon his or her earlier death, resignation, or removal. On October 19, 2021, Mr. Almeida notified us that he had decided not to stand for re-election in order to focus on other commitments. Additionally, Mr. Skinner is not being renominated for election now that the orderly leadership transition of the Company has been accomplished.

All of the nominees are currently serving as directors of the Company. Each nominee was elected to the Board by our stockholders at our 2021 annual meeting of stockholders (the "2021 Annual Meeting") with the support of more than 93% of votes cast, other than Rosalind Brewer who was appointed to the Board in March 2021. All of the nominees are expected to attend the Annual Meeting.

Each nominee has agreed to be named in this Proxy Statement and to serve if elected. Consequently, we know of no reason why any of the nominees would be unable or unwilling to serve if elected. However, if any nominee is for any reason unable or unwilling to serve, the proxyholders intend to vote all proxies received by them for any substitute nominee proposed by the Board (consistent with any applicable terms of the Shareholders' Agreement, as defined and described further in "—Director Nomination Process—Shareholders' Agreement and Other Arrangements with Mr. Pessina" below), unless the Board instead chooses to reduce its size.

We are committed to the principle that a firm foundation of board effectiveness is essential to best serve the interests of stockholders, guide the Company and oversee management. As is detailed below in "Corporate Governance—Board Effectiveness is the Foundation of Our Corporate Governance," we believe that our Board functions in an effective manner and that this is a result of having a strong Lead Independent Director to work alongside our Executive Chairman, the right combination of diverse and expert individuals on the Board, and having the right processes and structures in place to promote the efficient, engaged and dynamic execution of the Board's duties and responsibilities.



BOARD COMPOSITION
Succession Planning
Director Orientation and Continuing Education
Retirement Policy
Director Nominee Identification
Director Evaluations
Board Diversity
Key Skills and Attributes
Continuous Assessment
BOARD EFFECTIVENESS
Committed Engagement
Leadership Structure
Allocation of Oversight Responsibility
Committee Assignments and Rotation
Stockholder Engagement
Board Compensation
BOARD OPERATION

Director Nomination Process

We believe decisions regarding the structure and composition of the Board are critical to ensuring a strong Board that is best suited to guide the Company. As specified in its charter, the Nominating and Governance Committee oversees our director nomination process.

1

Consideration of Necessary Skills, Experience and Attributes

▼

The Nominating and Governance Committee considers a wide range of factors when assessing potential director nominees. It actively seeks out women and individuals from minority groups to include in the pool from which Board nominees are chosen. The Nominating and Governance Committee's assessment of potential directors includes a review of the potential nominee's judgment, experience, independence, understanding of our business or other related industries, and such other factors as the Nominating and Governance Committee concludes are pertinent in light of the needs of the Board. The Nominating and Governance Committee's goal is to put forth a diverse slate of candidates with a combination of skills, experience, viewpoints, perspectives and personal qualities that will best serve the Board, the Company, and our stockholders.

2

Nominating and Governance Committee Assessment

▼

With respect to the potential re-nomination of current directors, the Nominating and Governance Committee assesses their current contributions to the Board. Among other matters, the Nominating and Governance Committee considers the results of the annual evaluation of the Board and its Committees, which the Nominating and Governance Committee also oversees, when assessing potential director nominees. More detail regarding this annual evaluation process can be found in "Corporate Governance—Board Operation and Additional Governance Matters—Board Evaluation and Director Peer Review Process" below.

3

Nomination for Stockholder Vote

The Nominating and Governance Committee recommends to the Board a slate of candidates for election at each annual meeting of stockholders. The Nominating and Governance Committee assesses how each potential nominee would impact the skills and experience represented on the Board as a whole in the context of the Board's overall composition and the current and future needs of the Company and the Board. The Nominating and Governance Committee also evaluates whether a potential director nominee meets the qualifications required of all directors and any of the key qualifications and experience to be represented on the Board, as described further in "—Board Membership Criteria" below.

Stockholder-Recommended Director Candidates

Nominees may be suggested by directors, members of management, stockholders or other third parties. Stockholders who would like the Nominating and Governance Committee to consider their recommendations for director nominees should submit their recommendations in writing by mail to Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary. The Nominating and Governance Committee considers stockholder-recommended candidates on the same basis as other suggested nominees.

Stockholder-Nominated Director Candidates ("Proxy Access")

We have adopted a proxy access by-law, which permits a stockholder, or a group of up to 20 stockholders, owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to 20% of the Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in Article II, Section 2.20 of our by-laws. See "Additional Information—Director Nominations for Inclusion in the Proxy Statement for the 2023 Annual Meeting" below for more information.

Shareholders' Agreement and Other Arrangements with Mr. Pessina

On August 2, 2012, in connection with Walgreens' acquisition of 45% of Alliance Boots GmbH ("Alliance Boots"), Walgreen Co., Kohlberg Kravis Roberts & Co. L.P. ("KKR") and, *inter alios*, Stefano Pessina, our current Executive Chairman and former CEO (and together with certain of his affiliates, the "SP Investors") entered into a Shareholders' Agreement (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, for so long as the SP Investors continue to meet certain common stock beneficial ownership thresholds and subject to certain other conditions, the SP Investors are entitled to designate a nominee for election to the Board. The SP Investors continue to meet these beneficial ownership thresholds, and Mr. Pessina is the current designee of the SP Investors. In addition, on July 23, 2020, Mr. Pessina and the Company entered into a letter agreement which provides, among other things, that upon the effective date of the appointment of the new CEO, the Board will appoint Mr. Pessina on an annual basis (subject to applicable law, including fiduciary duties) as Executive Chairman, provided that Mr. Pessina is a member of the Board at the time. For more information about the Shareholders' Agreement, see "Corporate Governance—Director Independence and Related Party Transactions—Related Party Transactions" below.

Agreement Involving VillageMD Board Nominee

In connection with the launch of Walgreens Health, the center of the Company's new healthcare strategy, the Company announced earlier this year that it had agreed to make an additional, $5.2 billion investment in VillageMD, in order to increase its ownership stake in VillageMD to approximately 63% from approximately 30%. The transaction closed on November 24, 2021. In connection with this incremental investment, and as a condition to closing of the transaction, the Company agreed to appoint one member of VillageMD's governing body to the Board effective no later than the closing date of the transaction. The candidate is subject to the approval of the Nominating and Governance Committee, which will recommend the candidate to the Board for appointment. In connection with the closing, the parties executed an agreement waiving the closing condition and agreeing that a candidate (if not already identified) would be identified within ten days of the closing and, if the candidate is acceptable to the Committee and the Board, would be appointed to the Board no later than January 31, 2022. VillageMD has identified a candidate and the Company's due diligence on the candidate is ongoing. The Company expects that the candidate will be appointed to the Board following the 2022 Annual Meeting of Stockholders. If the Committee or the Board does not approve the initial candidate identified by VillageMD, under the waiver agreement, VillageMD will identify another member of its governing body as a candidate for the Board.

Board Membership Criteria

Pursuant to its charter, the Nominating and Governance Committee is charged with establishing, and reviewing as necessary, criteria to be used by the Board for selecting directors. The Nominating and Governance Committee believes there are general qualifications that all directors must exhibit and other key qualifications and experience that should be represented on the Board as a whole, but not necessarily by each director.

Core Competencies Required of All Directors

The Nominating and Governance Committee seeks to construct a Board consisting of directors with the following qualities:

Experience

- High-level leadership experience in business or managerial activities and significant accomplishments;
- Expertise in key facets of corporate management;
- Breadth of knowledge about issues affecting the Company; and
- Proven ability and willingness to contribute special competencies to the Board's activities.

Personal attributes

- Personal integrity;
- Loyalty to the Company and concern for its success and welfare;
- Willingness to apply sound and independent business judgment;
- Awareness of a director's vital role in good corporate governance and citizenship;
- Willingness and energy to devote the time necessary for meetings and for consultation on relevant matters; and
- Willingness to assume the fiduciary responsibility of a director and enthusiasm about the prospect of serving.

With respect to directors who are not current employees of the Company ("Non-Employee Directors"), the Nominating and Governance Committee also focuses on continued independence under the listing standards of The Nasdaq Global Select Market ("Nasdaq") (other than with respect to former employees), transactions that may present conflicts of interest, changes in principal business activities, and overall prior contributions to the Board.

Key Skills, Qualifications and Experience to be Represented on the Board

The Board has identified key skills, qualifications and experience that are important to be represented on the Board as a whole in light of our current business strategy and expected needs. The table below summarizes the key skills, qualifications and experience of each nominee. This summary is not intended to be an exhaustive list of each nominee's skills or contributions to the Board.

Walgreens Boots Alliance, Inc. Director Nominee Expertise Analysis Matrix

Key Competencies/Experience	Babiak	Brailer	Brewer	Foote	Graham	Jarrett	Lederer	Murphy	Pessina	Schlichting
Business Development and M&A	■	■	■	■	■	■	■	■	■	■
Corporate Governance	■	■	■	■	■	■	■	■	■	■
Current or Former Public Company CEO		■	■	■	■		■		■	
Finance and Accounting	■	■	■	■	■	■	■	■	■	■
Global Operations	■	■	■	■	■	■	■	■	■	
Healthcare or Regulated Industries	■	■	■	■	■	■	■	■	■	■
Human Capital	■	■	■	■	■	■	■	■	■	■
Retail or Consumer-Facing Industries	■		■			■	■		■	■
Risk Management	■	■	■	■		■			■	■
Technology or E-commerce	■	■	■			■			■	

Consideration of Diversity

The Nominating and Governance Committee also assesses whether the group of nominees is comprised of individuals with a diversity of perspectives, viewpoints, backgrounds and professional experiences that would best serve the Board, the Company, and our stockholders. The Board, in accordance with our Corporate Governance Guidelines, considers diversity in broad terms, including, but not limited to, competencies, experience, geography, gender, ethnicity, race and age, with the goal of obtaining diverse perspectives, viewpoints, backgrounds and professional experiences. In 2020, the Board reaffirmed its commitment to diversity, when it amended the Corporate Governance Guidelines and the charter of the Nominating and Governance Committee to provide that when searching for new directors, the Nominating and Governance Committee will actively seek out women and individuals from minority groups to include in the pool from which Board nominees are chosen. In October 2020, the Board appointed Valerie B. Jarrett, who is the Company's first female African American director and one of five women on the current Board. In addition, in March 2021, the Board appointed Rosalind G. Brewer as the Company's first female African American CEO, who at the time of her appointment was the only female African American CEO in the Fortune 500, and one of five women on the current Board.

Board Diversity Matrix

The table below provides certain highlights of the composition of our Board members and nominees as of November 29, 2021. Each of the categories listed in the table below has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix (as of November 29, 2021)				
Total Number of Directors	**12**			
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Gender Identity				
Directors	5	7	-	-
Demographic Background				
African American or Black	2	-	-	-
Alaskan Native or Native American	-	-	-	-
Asian	-		-	-
Hispanic or Latinx	-	1	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	3	6	-	-
Two or More Races or Ethnicities	-	-	-	-
LGBTQ+	2			
Did Not Disclose Demographic Background	-			

2022 Director Nominees

Our by-laws provide that the number of directors shall be determined by the Board, which has currently set the number at 12. The Board reserves the right to increase or decrease its size at any time. Upon the recommendation of the Nominating and Governance Committee, the Board has nominated each of the following 10 nominees for election at the Annual Meeting. The number of directors will be reduced from 12 to 10 if the 10 nominees are elected at the Annual Meeting. Proxies cannot be voted for a greater number of persons than the nominees named. As noted above, on October 19, 2021, Mr. Almeida notified us that he decided not to stand for re-election to the Board in order to focus on other commitments. Also, as previously noted, Mr. Skinner agreed to remain on the Board to provide continuity during the Company's previously-described leadership transition. Following the successful leadership transition described in "Board Structure" on page 41 and given that he has reached the Company's mandatory retirement age, Mr. Skinner likewise was not re-nominated for election to the Board. All of the nominees, other than Ms. Brewer and Mr. Pessina, are independent under Nasdaq listing standards. See "Corporate Governance—Director Independence and Related Party Transactions" below for more information.

Joe Almeida and Jim Skinner, who will not be director nominees at the 2022 Annual Meeting, have been valuable members of our Board. We thank them for their years of dedication and service to the Company and the Board.

The Board believes that each nominee has the skills, experience and personal qualities the Board seeks in its directors, and that the combination of these nominees creates an effective and well-functioning Board, with a diversity of perspectives, viewpoints, backgrounds and professional experiences that best serves the Board, the Company and our stockholders. Included in each director nominee's biography is a description of select key qualifications and experience that led the Board to conclude that each nominee is qualified to serve as a member of the Board. All biographical information below is as of the Record Date.

Janice M. Babiak



Director since: April 2012
Age: 63

Independent

Committee Memberships:

• Audit (Chair)
• Finance

Other Current Public Company Boards:

• Bank of Montreal
• Euromoney Institutional Investor PLC

Professional Experience

Ernst & Young LLP

• Former Managing Partner
• Variety of roles in the United States and the United Kingdom (1982-2009)
• Founder and Global Leader of EY's Climate Change and Sustainability Services practice (July 2008-December 2009)

• Board Member and Managing Partner of Regulatory & Public Policy for the Northern Europe, Middle East and India and Africa (NEMIA) region (July 2006-July 2008)
• A Founder of EY's technology security and risk services practice in 1996, building and leading cyber and IT security, data analytics, and technology risk practices in the NEMIA region

Key Qualifications and Experience

Ms. Babiak is a U.S.-qualified Certified Public Accountant (CPA), Certified Information Systems Auditor (CISA), and Certified Information Security Manager (CISM). She is a Chartered Accountant (FCA), and a member of the Institute of Chartered Accountants in England and Wales (ICAEW), of which she served as a Council Member from 2011 until she reached the term limit in 2019.

Ms. Babiak brings to the Board her general management expertise and depth of experience in the areas of audit, accounting, and finance, through her prior experience as a Council Member of the ICAEW and as a managing partner at EY, including service as partner for a number of retail and healthcare-related industry clients. With her extensive accounting knowledge and experience, she is highly qualified to serve as the chair of the Audit Committee of the Board (the "Audit Committee") and as a member of the Finance Committee of the Board (the "Finance Committee"). Through her career experience and current CISM and CISA qualifications, she provides the Board with meaningful insight and knowledge related to information technology, cybersecurity best practices, and the relationship between information security programs and broader business goals and objectives. Her international experience, leadership in the areas of climate change and sustainability, and experience working with and serving on the audit committees of other publicly-traded companies further contribute to the perspective and judgment that she brings to service on the Board.

Other Directorships

Ms. Babiak has served on the board of directors of Bank of Montreal since October 2012 and on the board of directors of Euromoney Institutional Investor PLC, an international business-information group listed on the London Stock Exchange, since December 2017. Previously, she served as a non-executive director of Royal Mail Holdings plc from March 2013 to April 2014 as it transitioned from government ownership to a FTSE 100-listed company; Experian plc from April 2014 to January 2016; and Logica plc from January 2010 until its sale in August 2012.

David J. Brailer, MD, PhD



Director since: October 2010
Age: 62

Independent

Committee Memberships:

- Audit
- Finance (Chair)

Professional Experience

Health Evolution Partners, *a private equity firm focused on the healthcare industry*

- Chairman (2006-Present)

Department of Health and Human Services of the U.S. federal government

- National Coordinator for Health Information Technology (May 2004-April 2006)

Health Technology Center

- Senior Fellow (2002-2004)

CareScience, Inc., *a provider of care management services and Internet-based healthcare solutions*

- Chairman and Chief Executive Officer (1992-2002)

The Wharton School of Business at the University of Pennsylvania

- Former Adjunct Assistant Professor of Health Care Systems

Key Qualifications and Experience

With his experience as Chairman and Chief Executive Officer of CareScience, Inc. for more than ten years and his subsequent experience with the U.S. federal government, where he was commonly referred to as the "health information technology czar," Dr. Brailer provides the Board with strong technology experience coupled with business leadership and expertise. In addition, he brings to the Board insight and knowledge of investment and market conditions in the healthcare industry.

Other Directorships

Dr. Brailer has served on the boards of directors of a number of privately-held companies in the healthcare industry.

Rosalind G. Brewer



Director since: March 2021
Age: 59

Chief Executive Officer

Professional Experience

Walgreens Boots Alliance, Inc.

- Chief Executive Officer and Director (March 2021-Present)

Spelman College

- Chairperson, Board of Trustees

Starbucks Corporation, *a global food and beverage company*

- Director (March 2017-February 2021)
- Group President, Americas and Chief Operating Officer (October 2017-February 2021)

Walmart Inc., *a global retailer*

- President and Chief Executive Officer, Sam's Club (February 2012-February 2017)
- Executive Vice President and President, East Business Unit (February 2011-January 2012)
- Executive Vice President and President, Walmart South (February 2010-February 2011)
- Senior Vice President and Division President, Southeast Operating Division (March 2007-January 2010)
- Regional General Manager, Georgia Operations (2006-February 2007)

Kimberly-Clark Corporation, *a global health and hygiene products company*

- President, Global Nonwovens Division (2004-2006)
- Various management positions (1984-2006)

Key Qualifications and Experience

Ms. Brewer was appointed as Chief Executive Officer in March 2021. Ms. Brewer's experience serving in a range of leadership positions with Starbucks and Walmart, two of the largest global companies, provides her with great breadth and depth of understanding of the strategic, operational, financial and human capital issues facing companies. It also gives her valuable insights and perspectives with respect to our retail and consumer-facing operations. Her extensive public company directorship experience, including as a director of Amazon.com, Inc., the world's largest online retailer, provides her with valuable perspective on corporate responsibility and governance matters and enables her to draw on various viewpoints in her service as Chief Executive Officer and on the Board.

Other Directorships

Ms. Brewer formerly served on the board of directors of Amazon.com, Inc. from February 2019 until February 2021. She formerly served on the boards of directors for Lockheed Martin Corporation from April 2011 until October 2017 and Molson Coors Brewing Company from 2006 until 2011.

William C. Foote



Director since: January 1997
Age: 70
Lead Independent Director

Committee Memberships:

- Finance
- Nominating and Governance (Chair)

Professional Experience

Independent Business Advisor

Walgreens Boots Alliance, Inc.

- Lead Independent Director (January 2015-Present)

USG Corporation, *a manufacturer and distributor of building materials*

- Chairman of the Board (April 1996-December 2011)
- Chief Executive Officer (January 1996-December 2010)
- President (September 1999-January 2006)

Williams College

- Trustee

Northwestern Memorial HealthCare

- Life Trustee

The Federal Reserve Bank of Chicago

- Former Chairman of the Board

Key Qualifications and Experience

With many roles as a corporate director over the years and his experience as Chairman and Chief Executive Officer of USG Corporation, Mr. Foote provides the Board with strong business leadership, expertise in strategy formulation, financial acumen, management development and succession planning and substantial experience with respect to corporate governance matters. These roles, in addition to his service as Chairman of The Federal Reserve Bank of Chicago, enable him to provide valuable insights and perspectives with regard to business and market conditions. In addition, he brings strength in the area of corporate governance to his role as chair of the Nominating and Governance Committee.

Ginger L. Graham



Director since: April 2010
Age: 66

Independent

Committee Memberships:

• Audit
• Compensation and
  Leadership Performance
• Nominating and Governance

**Other Current Public
Company Boards:**

• Clovis Oncology, Inc.

Professional Experience

Two Trees Consulting, Inc., a *healthcare and
executive leadership consulting firm*

• President and Chief Executive Officer
  (November 2007-December 2016)

Harvard Business School

• Senior Lecturer (October 2009-June 2012)

Amylin Pharmaceuticals, *a
biopharmaceutical company*

• Director (1995-2009)
• Chief Executive Officer
  (September 2003-March 2007)
• President (September 2003-June 2006)

Guidant Corporation, *a cardiovascular
medical device manufacturer*

• Various positions including Group
  Chairman, Office of the President,
  President of the Vascular Intervention
  Group, and Vice President (1994-2003)

Key Qualifications and Experience

Ms. Graham brings to the Board her extensive experience in senior management and
leadership roles in the healthcare industry, including experience leading companies in drug,
device, and product development and commercialization. The Board values her insight and
experience, including her service on the faculty of Harvard Business School where she taught
classes in entrepreneurship. She also brings to her service on the Board valuable experience
as a director of publicly- and privately-held life sciences companies and as a consultant to
healthcare companies regarding strategy, leadership, team building, and capability building.

Other Directorships

Ms. Graham has served on the board of directors of Clovis Oncology, Inc. since 2013 (and has
served as its chair since 2019). She served on the board of directors of Genomic Health, Inc.
from 2008 until its merger with Exact Sciences Corporation in 2020.

Valerie B. Jarrett



Director since: October 2020
Age: 65

Independent

Committee Memberships:

- Audit
- Compensation and Leadership Performance

Other Current Public Company Boards:

- Lyft, Inc.
- Ralph Lauren Corporation
- Sweetgreen, Inc.

Professional Experience

Obama Foundation, *a non-profit organization*

- Chief Executive Officer (October 2021-Present)
- President/Senior Advisor (April 2018-October 2021)

University of Chicago Law School

- Distinguished Senior Fellow (January 2018-Present)

United States White House

- Senior Advisor to the President (January 2009-January 2017)

The Habitat Company, *a Chicago real estate development and management firm*

- Various senior positions, including Chief Executive Officer (1995-2009)

City of Chicago

- Commissioner of the Chicago Department of Planning and Development (1992-1995)
- Former Deputy Chief of Staff for the Mayor

Key Qualifications and Experience

Ms. Jarrett brings to the Board her unique experience and expertise in governmental and public policy matters, including as a result of her service to a former President of the United States and in various positions with the City of Chicago, along with significant private sector experience. The Board also values her diverse perspectives as a business executive and civic leader, as well as an African-American woman.

Other Directorships

Ms. Jarrett has served on the boards of directors of Lyft, Inc., a ride sharing service company, since July 2017, Ralph Lauren Corporation, a premium lifestyle products company, since October 2020 and Sweetgreen, Inc. a healthy restaurant and lifestyle brand, since August 2020. She also serves on the board of Ariel Investments, LLC, a private investment company. She was formerly on the board of directors of 2U, Inc., an education technology company, from December 2017 to October 2021.

John A. Lederer



Director since: April 2015
Age: 66

Independent

Committee Memberships:

• Compensation and Leadership Performance
• Finance
• Nominating and Governance

Other Current Public Company Boards:

• NextPoint Financial, Inc.
• US Foods Holding Corp.

Professional Experience

Sycamore Partners, *a private equity firm*

• Senior Advisor (September 2017-Present)
• Interim Chief Executive Officer (June 2021-Present) and Executive Chairman (September 2017-Present) of privately-held Staples, Inc. (and its newly formed and independent U.S. and Canadian retail businesses following acquisition by Sycamore Partners in 2017), a leading provider of office products and services to business customers

US Foods Holding Corp., *a leading food service distributor in the United States*

• President and Chief Executive Officer (2010-2015)

Duane Reade, *a New York-based pharmacy retailer (acquired by Walgreens in 2010)*

• Chairman of the Board and Chief Executive Officer (2008-2010)

Loblaw Companies Limited, *Canada's largest grocery retailer and wholesale food distributor*

• President (2000-2006)
• Spent 30 years in various positions including a number of leadership roles

Key Qualifications and Experience

Mr. Lederer brings to the Board significant management and business experience in the retail and healthcare industries as a result of his experience as Chief Executive Officer of a retail pharmacy. The Board values his understanding of the business operations of and issues facing large retail companies, including in the areas of marketing, merchandising, and supply chain logistics. Mr. Lederer also has extensive experience with respect to mergers & acquisitions and other corporate development activities. His prior and current service as a director of several public companies also provides him with insight into public company operations, including with respect to talent development, executive compensation, and succession planning.

Other Directorships

Mr. Lederer has served on the board of directors of US Foods Holding Corp. since 2010 and has served on the board of directors of NextPoint Financial Inc. (formerly NextPoint Acquisition Corp.), a company listed on the Toronto Stock Exchange, since 2020. He previously served on the board of directors of Maple Leaf Foods, a company listed on the Toronto Stock Exchange, from 2016 until May 2021. He also served on the board of directors of Restaurant Brands International from 2014 until 2016 and as a director of Tim Hortons Inc. from 2007 until 2014, when it was acquired by Restaurant Brands International.

Dominic P. Murphy



Director since: August 2012
Age: 54

Independent

Committee Memberships:

- Finance
- Nominating and Governance

Other Current Public Company Boards:

- THG Holdings plc

Professional Experience

CVC Capital Partners, *a private investment firm*

- Managing Partner and Co-Head of UK Investments (2019-Present)

8c Capital LLP, *a private investment firm*

- Founder and Chief Executive Officer (2017-2019)

KKR, *a private equity firm*

- Partner, responsible for the development of the firm's activities in the United Kingdom and Ireland, served as the head of its healthcare industry team in Europe and served as a member of the firm's European investment and portfolio management committees (2005-2017)

Cinven, *a European-based private equity firm*

- Partner (1996-2004)

3i Group plc, *an international investment management firm*

- Investment Manager (1994-1996)

Key Qualifications and Experience

Mr. Murphy brings to the Board his considerable international business experience gained through his prior role in KKR-related private equity investments. The Board values his insights and experience, including his substantial mergers & acquisitions, corporate finance, and retail and healthcare industry experience, as well as his in-depth familiarity with many of the markets in which we operate. He also brings valuable insights gained from his experience serving as a director of publicly- and privately-held healthcare companies.

Other Directorships

Mr. Murphy serves on the board of directors of THG Holdings plc, a digital first consumer brands group listed on the London Stock Exchange. From 2007 until 2015, he served on the board of directors of Alliance Boots and certain of its affiliates.

Stefano Pessina



Director since: April 2012
Age: 80

Executive Chairman

Professional Experience

Walgreens Boots Alliance, Inc.

- Executive Chairman (March 2021-Present)
- Chief Executive Officer
  (July 2015-March 2021)
- Executive Vice Chairman
  (January 2015-March 2021)
- Acting Chief Executive Officer
  (January 2015-July 2015)

Alliance Boots

- Executive Chairman
  (July 2007-December 2014)
- Former Executive Deputy Chairman

Alliance UniChem

- Executive Deputy Chairman prior to the merger of Alliance UniChem and Boots Group
- Chief Executive Officer
  (2001-December 2004)

Key Qualifications and Experience

As our Executive Chairman, Mr. Pessina leads our Board and brings an in-depth knowledge of the Company, including through his prior service as Chief Executive Officer of the Company and Executive Chairman of Alliance Boots, as well as the retail and healthcare industries. His substantial international business experience and business acumen provide the Board with valued strategic, financial, and operational insights and perspectives. The Board also values his significant mergers & acquisitions experience as well as his experience serving on the boards of directors of numerous publicly- and privately-held healthcare and retail companies. He brings valued perspective and judgment to the Board's discussions regarding our competitive landscape and strategic opportunities and challenges.

Other Directorships

Mr. Pessina serves on the board of directors of a number of privately-held companies. He served on the board of directors of Galenica AG, a publicly-traded Swiss healthcare group, from 2000 to 2017.

Nancy M. Schlichting



Director since: October 2006
Age: 67

Independent

Committee Memberships:

- Audit
- Compensation and Leadership Performance (Chair)

Other Current Public Company Boards:

- Hill-Rom Holdings, Inc.
- Encompass Health Corporation

Professional Experience

Henry Ford Health System, *a leading hospital network and healthcare and medical services provider*

- Chief Executive Officer (June 2003-December 2016)

- Executive Vice President (June 1999-June 2003)
- President and Chief Executive Officer of Henry Ford Hospital (August 2001-June 2003)

Key Qualifications and Experience

As a result of her leadership of hospitals and health systems, Ms. Schlichting brings to her service on the Board a deep knowledge and understanding of the healthcare industry. The Board highly values her experience and insights gained at Henry Ford Health System, where she was responsible for the strategic and operational performance of a leading integrated health system, including an academic medical center, community hospitals, a health plan, a multi-specialty medical group, and an ambulatory and health retail network.

Other Directorships

Ms. Schlichting has served on the board of directors of Hill-Rom Holdings, Inc. since March 2017 and on the board of directors of Encompass Health Corporation (formerly, HealthSouth Corporation) since December 2017. She also serves on the board of directors of The Kresge Foundation and several other non-profit organizations.

Board Effectiveness is the Foundation of Our Corporate Governance

We are committed to the principle that a firm foundation of board effectiveness is essential to best serve the interests of stockholders, guide the Company and oversee management. Board effectiveness results from having the right combination of diverse and expert individuals on the Board as well as having the right processes and structures in place to promote the efficient, engaged and dynamic execution of the Board's duties and responsibilities.

Board Composition

Key Skills and Attributes

- Identifies desirable skills, attributes and qualifications in light of the Company's current strategy, anticipated market conditions and industry challenges and opportunities
- Ensures that the Board is comprised each year of the mix of directors best able to serve the evolving needs of the Company and that fresh viewpoints and perspectives are regularly considered

Board Diversity

- Commits to board diversity in a broad sense, including, but not limited to, competencies, experience, geography, gender, ethnicity, race and age
- Actively seeks out women and individuals from minority groups to include in the pool from which Board nominees are chosen

Director Evaluations

- Assesses the effectiveness of each director, the Board as a whole and the Board Committees
- Identifies opportunities to enhance individual and group performance, including through director training or Board operational changes
- Allows Board to ensure that the Board has the best mix and fit on an ongoing basis

Succession Planning

- Identifies directors approaching retirement age or who otherwise are expected to resign from the Board
- Allows Board to plan for replacement of such departing director's skill set and Committee leadership and membership

Director Orientation and Continuing Education

- Informs directors about the Company's business and significant operational, financial, accounting and risk management matters
- Allows directors to stay current on industry and company trends

Retirement Policy

- Supports Board refreshment
- Provides flexibility to allow Nominating and Governance Committee and Board to nominate candidates above retirement age if in best interests of the Company (and the nomination is approved by the Board)

Director Nominee Identification

- Identifies potential nominees possessing the skills and attributes that can best serve the Company in combination with the other nominees

- Includes assessment of current directors for re-nomination

BOARD EFFECTIVENESS

Board Operation

Leadership Structure

- Lead Independent Director focused on the long-term objectives of all stakeholders of the Company
- Executive Chairman focused on leadership of the Board
- CEO focused on setting strategy and leading our business and operations

Allocation of Oversight Responsibility

- Board and its Committees provide oversight and guidance to management regarding our strategy, operating plans, and overall performance
- At least one meeting between the Board and management each year to focus on our long-term business strategic planning

Committee Assignments and Rotation

- Committee assignments reviewed at least annually and more frequently as needed

Stockholder Engagement

- As part of our formal engagement program, we reached out to approximately 40 of our largest stockholders
- Discussed a wide range of topics and took specific actions in response to stockholder feedback

Board Compensation

- A substantial portion of each Non-Employee Director's annual compensation is in the form of equity to help align his or her compensation with the interests of our stockholders
- Directors are required to meet established stock ownership guidelines

Our Commitment to Strong Corporate Governance

The Board believes that a commitment to strong corporate governance standards is an essential element of enhancing long-term stockholder value in a sustainable manner. The Board believes that its commitment to good governance is demonstrated in part by the continuous implementation of best governance practices, as set forth in part on page 14, that the Board believes are in the best interests of our Company.

The Board has adopted Corporate Governance Guidelines that are designed to provide guidance as a component of the flexible framework within which the Board, assisted by its Committees, oversees and directs the affairs of the Company. The Corporate Governance Guidelines establish policies and practices with respect to numerous areas of Board operations and responsibilities, including in the areas of Board structure and leadership and director independence. The Board periodically reviews the Corporate Governance Guidelines and updates them in response to changing regulatory requirements and evolving best practices. A copy of the Corporate Governance Guidelines can be found at https://investor.walgreensbootsalliance.com/governance.

Board Refreshment and Committee Rotation

The Board believes that a degree of refreshment is important to ensure that Board composition is aligned with the changing needs of the Company and the Board, and that fresh viewpoints and perspectives are regularly considered. The Board also believes that directors develop an understanding of the Company and an ability to work effectively as a group over time that provides significant value, and therefore a significant degree of continuity year-over-year should be expected.

As part of planning for director succession, the Nominating and Governance Committee periodically engages in the consideration of potential director candidates, occasionally with the assistance of a third-party advisor or recruitment firm.

Director Nominee Tenure Diversity



2 < 3 years   **3** 9-10 years

1 3-8 years   **4** 10+ years

As set forth in the Corporate Governance Guidelines, the Board does not have absolute limits on the length of time that a director may serve, but considers the tenure of directors as one of several factors in re-nomination decisions. The Board has established a retirement age of 75. Subject to our contractual obligations and applicable law, no individual is eligible for election to the Board after his or her 75th birthday unless the Nominating and Governance Committee makes a finding that the nomination of the individual is in the best interests of the Company notwithstanding the individual's age, and the nomination is also approved by the Board.

While the Board believes that refreshment is an important consideration in assessing Board composition, it also believes the best interests of the Company are served by being able to take advantage of all available talent. Therefore, the Board does not make determinations with regard to its membership based solely on age or tenure.

Stefano Pessina, our Executive Chairman, is and will be older than the retirement age as of the date of the Annual Meeting. However, as described further in "—Shareholders' Agreement and Other Agreements with Mr. Pessina" below, Mr. Pessina is the contractual designee of the SP Investors (as defined above) for nomination to the Board, and the Shareholders' Agreement (as defined above) includes a contractual waiver of any mandatory retirement age policy applicable to his service on the Board.

The Board also reviews Committee assignments on an annual basis to ensure that fresh viewpoints and perspectives are regularly considered on each Committee while also ensuring the Committees have continuity of operations in order to maintain effectiveness of the Committee.

Code of Conduct and Business Ethics

We have adopted a Code of Conduct and Business Ethics that applies to all of our employees, officers and directors that the Board, through the Nominating and Governance Committee, reviews annually. We have also adopted a Code of Ethics for our CEO and Financial Executives that applies to and has been signed by our CEO, Global Chief Financial Officer and Global Controller and Chief Accounting Officer. These can be found at https://investor.walgreensbootsalliance.com/governance.

We intend to promptly disclose on our website, in accordance with applicable rules, any required disclosure of changes to or waivers, if any, of our Code of Conduct and Business Ethics or our Code of Ethics for our CEO and Financial Executives.

Our employees, partners, suppliers, and customers can ask questions about our Code of Conduct and Business Ethics or our Code of Ethics for our CEO and Financial Executives, or report suspected violations of these codes, our policies or the law, through one of the confidential reporting telephone lines or website addresses listed in our Code of Conduct and Business Ethics or by e-mailing wbacompliance@wba.com.

Board Responsibilities

Board Oversight Responsibilities

Strategy

As set forth in our Corporate Governance Guidelines, oversight of our business strategy is a key responsibility of the Board. Throughout the year, the Board and its Committees provide oversight and guidance to management regarding our strategy, operating plans and overall performance. While elements of strategy are embedded in every regularly-scheduled meeting of the Board, the Board also dedicates at least one multi-day meeting each year to focus on our long-term business strategic planning. During fiscal 2021, the Company's business strategy was consistently discussed during executive sessions, as well as during meetings of the Board with management in attendance. In addition to long-term business strategic planning, the Board focused on, among other things, the Company's strategic priorities, including digitalization, transforming and restructuring the Company's retail offering, creating neighborhood health destinations and the execution of the Company's Transformational Cost Management Program.

The Board fulfills its oversight role with respect to strategy, as well as operating plans and business performance, by, among other things:

- Selecting, evaluating, compensating and, as appropriate, replacing the CEO, and planning for his or her succession;
- Providing advice and counsel to the CEO, including on the selection, evaluation and development of members of the Company's senior management team;
- Overseeing the conduct of the Company's business and strategic plans to evaluate whether the business is being properly managed;
- Reviewing and approving the Company's financial objectives and major corporate plans and actions; and
- Overseeing the Company's risk management policies and processes designed to promote ethical conduct and legal compliance and the Company's compliance with applicable laws and regulations.

The Board, primarily through the Finance Committee, also dedicates significant focus to reviewing our capital allocation strategy. Our current Board-approved capital allocation policy, which is reviewed on an annual basis, is designed to ensure a balanced and disciplined approach to deploying capital intended to drive business growth and generate strong returns, while returning cash to stockholders through dividends and share repurchases over the long-term.

Further, the Board, through the CLP Committee, oversees the Company's strategies and programs for leadership development, which include the consideration of diversity and which are critical to ensuring that the Company has a talent pipeline for executive roles, including those executives who are tasked with executing our strategy. The CLP Committee also maintains continual oversight of the Company's executive compensation strategies and programs, which directly influence the compensation program for all employees of the Company.

While the Board and its Committees oversee elements of our strategic planning, our management is charged with executing the business strategy. To monitor our performance against our strategic goals, the Board receives regular updates and actively engages in dialogue with our executive management team. Directors also periodically visit certain of our stores and other locations to see our strategy execution first hand.

The Board's oversight and our management's execution of our business strategy are intended to help promote the creation of long-term stockholder value in a sustainable manner, with a focus on assessing both potential opportunities available to us and risks that we might encounter.

Risk Management

We face a broad array of risks, including market, operational, strategic, legal, regulatory, reputational and financial risks. Our management is responsible for establishing and maintaining systems to manage these risks. The Board exercises oversight over the elements and dimensions of major risks that we face. The Board administers its risk oversight function as a whole and through its Committees.

We have established a global enterprise risk management ("ERM") program, which is led by our Global Chief Compliance and Ethics Officer. Our Governance, Risk and Compliance ("GRC") committee, which is comprised of key members of senior management, oversees and monitors the activities of our ERM program and reviews, on a regular basis, the top current and emerging enterprise risks we face, and relevant risk mitigation activities. Since the strategic combination of Walgreens and Alliance Boots in 2014, the Company has enhanced the overall ERM program and expanded its scope. Currently, in addition to the executive-level GRC committee, the Company has established similar GRC committees within each of its three segments. In addition, risk assessments are created by each business unit and consolidated into segment and WBA-level risk assessments and mitigation plans. Our ERM leader meets regularly with senior members of the Company's global leadership team, other of the Company's oversight and support functions and specific risk owners to ensure the latest insights and mitigation are incorporated into the Company's risk register and map.

This global ERM approach helps the Board and its Committees receive relevant information about risks and understand our risk management process, the participants in the process, and key information gathered through the process.

The purpose of the ERM process is to identify risks that could affect us and the achievement of our objectives; to understand, assess, and prioritize those risks; to communicate identified events and risks quickly and effectively to necessary parties across the Company; and to facilitate the implementation of risk management strategies and processes across the Company.

The Board uses the processes described below to help assess and monitor the risks we face. The Board's oversight of risk occurs as an integral and continuous part of the Board's oversight of our business and seeks to ensure that management has processes in place to appropriately manage risk. The Board actively engages with senior management to understand and oversee the various risks we face.

Board of Directors

- Formal review of Global Enterprise Risk Management Program
- Receives regular reports from Committees

Audit Committee

- Reviews our policies and processes with respect to enterprise risk assessment and risk management
- Regularly reviews, discusses and addresses the key risks identified in the ERM process with management and their potential impact on us
- Periodically reviews the steps management has taken to monitor and control such risk exposures, including the risk assessment and risk management policies
- Regularly conducts reviews of the efficacy of our information security and technology risks (including cybersecurity) and related policies and procedures
- Regularly reviews and discusses with management major litigation and financial risks
- Regularly reviews and discusses with management legal and compliance matters, including related risks

Compensation and Leadership Performance Committee

- Reviews risks associated with the design and implementation of our compensation programs, including the extent to which they encourage excessive or inappropriate risk-taking
- Regularly reviews and discusses with management risks relating to executive succession and leadership performance matters, including matters such as diversity and inclusion, management development and talent recruitment, retention and engagement

Finance Committee

- Oversees key aspects of our financial risk management activities, including with respect to capital structure and financing, capital expenditures and investments, and M&A
- Regularly reviews financial policy risk and our capital priorities

Nominating and Governance Committee

- Reviews risks related to our governance structures and processes
- Regularly discusses Board composition and director succession planning, including related risks
- Regularly reviews and discusses with management the Company's management of risks related to sustainability and the environment

Stockholder Engagement Program

We value an open dialogue with our stockholders, and we believe that regular communication with our stockholders and other stakeholders is a critical part of enabling our long-term success. We engage with our stockholders and the broader corporate governance community through a continuous engagement program which is management-led and overseen by the Board. Our engagement program is designed to address questions and concerns, provide perspective on Company policies and practices, seek stockholder input and incorporate feedback as appropriate.

The Board believes that, in most circumstances, our CEO and other authorized members of our senior management are best positioned to speak on behalf of the Company with our stockholders. However, the Board or its Committees regularly receive reports on our stockholder engagement activities, and they are provided with the opportunity to discuss and ask questions about significant stockholder feedback we receive.

Stockholder Engagement and Company Responses

During fiscal 2021, members of our management team met with many of our stockholders. In some cases, the Chairs of our Nominating and Governance Committee and CLP Committee participated in these calls. In addition, in advance of the Annual Meeting, we conducted formal outreach relating to the matters described below.

1
Engage



Outreach to approximately 40 of our largest stockholders representing over 47% of our outstanding stock (as of August 31, 2021, excluding shares held by affiliates of Stefano Pessina, our Executive Chairman).

2
Report

- Formal report to Board, through the Nominating and Governance Committee, on stockholder feedback annually. Stockholder feedback shared with Board, through the Nominating and Governance Committee, informally as engagements occur. Feedback from engagements included discussions relating to:
  - Executive Compensation, including our fiscal 2020 Say on Pay vote;
  - Board oversight of response to COVID-19 pandemic;
  - Board oversight of strategy and risk management;
  - Corporate governance and Board succession planning;
  - Board oversight of diversity, equity and inclusion and human capital; and
  - Sustainability and corporate social responsibility initiatives.



3
Analyze

- Board considered stockholder feedback in its continuous review of best practices, governance enhancements and compensation program design.

We have made numerous improvements in response to stockholder feedback and our continuous focus on best practices



4
Respond

- We made the decision to publicly disclose our annual EEO-1 report as submitted to the U.S. Equal Employment Opportunity Commission in an effort to enhance transparency about our workforce diversity.
- We amended our Corporate Governance Guidelines and the charter of the Nominating and Governance Committee in 2020 to provide that when searching for new directors, the Nominating and Governance Committee will actively seek out women and individuals from minority groups to include in the pool from which Board nominees are chosen.
- We approved new performance metrics for our fiscal 2021 short and long-term incentive programs, including a diversity metric in the short-term incentive program, to further align our incentive programs with key Company initiatives.
- We first published our Board Report on Oversight of Risks Related to Opioids in June 2019; it was subsequently revised to include disclosures as a result of stockholder engagement.
- We revised our clawback policy to provide that we will publicly disclose enforcement against any of our executive officers, unless the Board or the CLP Committee concludes that legal or privacy concerns would prevent such disclosure.
- We amended the charter of and renamed our CLP Committee to reflect the Committee's dedication to broader oversight of leadership performance, including areas of diversity and inclusion, management development and talent recruitment, retention and engagement.
- We enhanced our disclosure regarding our Board leadership structure and our Board's role in the oversight of risk management and strategy.

The Board and its Committees also regularly consider stockholder perspectives, among other considerations, when making decisions related to their specific duties and responsibilities. Finally, our Corporate Governance Guidelines state that, from time to time, upon the reasonable request of one of our major stockholders, the Lead Independent Director will make himself available for consultation and direct communication with such stockholder where appropriate. In connection with the Company's formal outreach in advance of the Annual Meeting, the Lead Independent Director is expected to meet with one of the Company's major stockholders, as has been the Company's practice in recent years.

Environmental, Social and Governance

Our Company's purpose is to help people across the world lead more joyful lives through better health. To achieve this purpose, we commit to deliver value to all our stakeholders across the globe and to be a responsible and engaged corporate citizen. Our commitment to ESG is embedded in our drive to operate both a sustainable and profitable enterprise for the long-term. Advancing our ESG performance through our sustainability initiatives builds trust in our businesses and in our brands, helping us to drive our financial performance and to achieve our vision of being the first choice for pharmacy, well-being, and beauty — caring for people and communities around the world.

In 2020, the Company joined the United Nations Global Compact ("UNGC") Initiative, a voluntary leadership platform for the development, implementation and disclosure of responsible business practices. The UNGC is a call to companies everywhere to align their operations and strategies with ten universally accepted principles in the areas of human rights, labor, environment and anti-corruption, and to take action in support of UN goals and issues embodied in the Sustainable Development Goals (SDGs). Joining the UNGC reinforced our long-term commitment to take action to support the SDGs, 17 goals agreed to by all UN member nations to participate in a shared blueprint for peace and prosperity for people and the planet.

In our most recent CSR Report, published in February 2021, we provided an update on our progress on our 12 ESG commitments, which are organized into four priority areas for the Company.

Healthy Communities	We engage with local communities to improve societal health and well-being through:
	
	• Programs and campaigns to improve access to affordable, quality healthcare and awareness about critical health issues
	• Efforts to help combat opioid abuse and prevent overdose-related deaths
	• Partnerships, particularly aiming to:
	   • Help support people living with cancer at every moment of their journey
	   • Enable young people across the world achieve their potential

Healthy Planet	We are determined to protect the planet through programs in our operations and by engaging suppliers on environmental issues. We are committed to: • Reduce energy consumption and emissions • Reduce waste, increase re-use and recycling and collaborate to help create an increasingly circular economy • Reduce the negative impacts of plastics in our owned brand products
Sustainable Marketplace	We aim to do business fairly and with integrity and are taking actions to: • Provide a platform of transparency into our owned brand products, including ingredient and material level information, and ensuring product safety • Continue to improve traceability of ingredients and materials of our owned brand products to reduce their environmental impact, protect healthy ecosystems and reduce climate change impact • Continue to drive responsible sourcing practices throughout our supply chain, protecting human rights and engaging with suppliers around ethical and environmental issues
Healthy and Inclusive Workplace	We strive to treat our people with dignity and respect. We are working to: • Proactively support the personal health and well-being of our employees • Deliver our commitment to offer equal opportunities and foster a diverse, equitable and inclusive culture for all through strong employment, pay and recruitment practices, policies and procedures • Continue to improve our robust approach to health, safety and data privacy, actively caring for our employees and customers

Transparency and accountability are central to our approach to sustainability. Each year we publish a CSR Report aligned with internationally accepted sustainability reporting standards. Within each report, select key performance metrics and disclosures are externally assured.

Our CSR Committee plays a leading role in providing the appropriate oversight and governance of our ESG program, which is critical to its success. The CSR Committee is chaired by our Chief Operating Officer, International and includes senior executives from our key business functions as well as from our Legal, Human Resources, Marketing, Government Relations and Communications functions. Among other obligations, the CSR Committee is charged with selecting our ESG commitments and monitoring our progress towards achieving those commitments.

BOARD ACTION	At the Board level, the Nominating and Governance Committee has primary oversight responsibility for the Company's ESG initiatives and risks, reviewing at least annually our policies and activities regarding sustainability and ESG and assessing our management of risks with respect thereto. Additionally, the Audit Committee regularly reviews and discusses the key risks identified in the ERM process with management, their potential impact on us and our operations, and our risk mitigation strategies and related disclosure matters. These risks may include risks related to climate change, sustainability and other ESG-related matters.

To learn more about our sustainability and ESG efforts, please view our 2020 CSR Report and other information on our website at https://www.walgreensbootsalliance.com/corporate-responsibility.

Public Policy Engagement

Responsible corporate citizenship includes exercising our responsibility to actively participate in the political process. Primarily through Walgreens, we engage in the political and policymaking processes in the United States, at the federal, state, and local levels, to participate in democratic self-government and to have a voice in public policy debates that have a direct impact on us. We support candidates whose policies and goals are consistent with our purpose to create more joyful lives through better health, and who are aligned with the interests of our businesses, customers, communities, and stockholders. Policies on which we focused in fiscal 2021 included reimbursement for pharmacist-delivered clinical services, the expansion of the role of pharmacists in the healthcare delivery system (including the important role pharmacists play in the response to the COVID-19 pandemic), retail business regulation, and taxation.

We work to advance this agenda in part through: (1) supporting a government relations program that aims to educate elected officials and regulatory agencies on key public policy issues; (2) our membership in trade associations; and (3) contributing to candidates, parties, and political organizations, both directly from corporate funds and through the Walgreen Co. Political Action Committee. All of our political and advocacy activities are intended to focus on promoting our business and strategic interests without regard to the personal political preferences or affiliations of any of our directors, officers, or employees. Walgreens' Government Relations organization is responsible for the day-to-day implementation of our political advocacy and contributions. Walgreens' Government Relations department relies on inside and outside legal counsel, when appropriate, to help ensure our compliance with laws applicable to these activities.

BOARD ACTION	The Nominating and Governance Committee is responsible for the oversight of policies and activities regarding political advocacy and contributions. At least annually, the Nominating and Governance Committee receives a report regarding these activities from senior management in Walgreens' Government Relations organization.

Board Structure

Board Leadership Structure

As stated in the Corporate Governance Guidelines, decisions regarding the Board's leadership structure and the selection of the persons who should be in leadership positions are of critical importance to the functioning of the Board and the Company. The Board believes these decisions must be based on the application of business judgment and consideration of the relevant circumstances at the time, and the Board should not be constrained by a policy mandate when making these decisions. Upon the recommendation of the Nominating and Governance Committee, the Board selects a Chairman from among its members each year following the annual election of directors. Our by-laws provide that the Chairman of the Board may, but need not, be the Chief Executive Officer, and we have had a separate Chairman and Chief Executive Officer since 2009. The Corporate Governance Guidelines also state that if the Chairman of the Board is the Chief Executive Officer or another director who does not qualify as independent, then the independent directors will select a Lead Independent Director to help ensure robust independent leadership on the Board.

Our current Board leadership structure was adopted in connection with the strategic combination of Walgreen Co. and Alliance Boots to form Walgreens Boots Alliance and is designed to meet the unique business needs of the Company and to build on the strengths of our Board. Our Board leadership structure blends the unique heritage of the Company, which has deep corporate roots tied to both U.S. and UK-based governance principles. Our Board is comprised of a majority of independent directors, including a Lead Independent Director, as well as an Executive Chairman and a Chief Executive Officer who are not independent. The appointment of an executive chairman who is not the chief executive officer is an accepted practice in the United Kingdom, with the election of a lead independent director being critical to help ensure robust independent leadership on the Board.

Board Leadership Transition

In January 2021, we announced the appointment of Rosalind G. Brewer as the Company's CEO, effective March 15, 2021, as successor to Mr. Pessina. As of the effective date of Ms. Brewer's service as CEO, Mr. Pessina transitioned from the role of CEO and Executive Vice Chairman of the Board to the role of Executive Chairman of the Board. Mr. Pessina succeeded Mr. Skinner as Executive Chairman, who remained on the Board.

Our Current Board Leadership Structure

Executive Chairman of the Board	Chief Executive Officer	Lead Independent Director
Stefano Pessina	Rosalind G. Brewer	William C. Foote
Mr. Pessina's intimate understanding of the Company's business and strategy and vast institutional knowledge serve as invaluable resources to Ms. Brewer and other members of senior management as they set and execute the strategy of the Company. Mr. Pessina has extensive operational leadership in healthcare and pharmacy and proven success in leading a multinational healthcare business. He has cultivated relationships with each director through consistent and transparent communication and works closely with Mr. Foote in matters related to Board operations, Board strategy and Board meeting planning.	As CEO, Ms. Brewer manages the business of the Company and executes the strategy developed with the Board.	Following Mr. Skinner's January 2015 executive appointment, the then-serving independent directors elected William C. Foote to serve as Lead Independent Director. In each succeeding year, including fiscal 2021, Mr. Foote was re-elected to the position of Lead Independent Director by the independent directors in recognition of his skills in overseeing the Company's strong governance policies and practices and his overall leadership abilities.

Strong Independent Board Leadership

We have had a Lead Independent Director since 2015. We believe that strong independent leadership is a critical component of an effective board. Our Board has had a strong Lead Independent Director in place for nearly seven years. The Company's Corporate Governance Guidelines describe the responsibilities of the Lead Independent Director, the resources available to the Lead Independent Director to carry out his or her duties and the Lead Independent Director selection process. Our Lead Independent Director is elected annually by the independent directors in executive session with no non-independent directors or management present.

Mr. Foote has served as our Lead Independent Director since 2015. As Lead Independent Director, he leads executive sessions of the independent directors, provides leadership for independent oversight of executive management, serves as a liaison and supplemental channel of communication between independent directors and Ms. Brewer, and serves as a sounding board and advisor to Mr. Pessina and Ms. Brewer. As Lead Independent Director, Mr. Foote's responsibilities include:

- Presiding at all meetings of the independent directors and all meetings of the Board at which the Chairman of the Board is not present;
- Encouraging and facilitating the active participation of all directors;
- Serving as a communication facilitator between the CEO and other members of senior management, on the one hand, and the independent and non-management directors, on the other hand (without inhibiting direct communication between senior management and other directors), and between individual directors and the Board, including by:
  - providing the CEO and other members of senior management with feedback as determined in executive sessions;
  - being available to discuss with independent and non-management directors any concerns they may have and, as appropriate, relaying those concerns to the full Board and/or the CEO or other members of senior management; and
  - being a sounding board and advisor to the CEO and/or other members of senior management regarding his concerns and those of the independent directors;
- Approving, in consultation with the Executive Chairman of the Board and other members of senior management to the extent practicable, the information to be provided to the Board in preparation for and at Board meetings, and consulting with directors as to their information needs;
- Approving Board meeting agendas after conferring with the Executive Chairman of the Board, as appropriate, including adding agenda items in his discretion;
- Approving Board meeting schedules to help ensure that there is sufficient time for discussion of all agenda items;
- Calling meetings of the independent directors in his sole discretion, as and when required;
- Leading the Board's annual evaluation of the Executive Chairman of the Board and CEO;
- Making himself available to advise the Committee chairs in fulfilling their designated roles and responsibilities to the Board;
- Upon the reasonable request of a major stockholder, making himself available for consultation and direct communication with such stockholder where appropriate; and
- Performing such other functions as the Board or other directors may request.

Why our Board Leadership Structure is Effective

Our Board leadership requirements reflected in our by-laws and Corporate Governance Guidelines represent our belief that an effective board must have independent leadership with a meaningful voice in all board matters. Our current Board leadership structure, consisting of an Executive Chairman, a CEO who is also a director and a Lead Independent Director, provides for leadership of the Board that consists of a strong independent director with substantial structural influence, a non-independent member who has extensive experience in the Company's industry and a unique understanding of the Company's operations and a CEO who has unfettered access to both the Lead Independent Director and Executive Chairman as resources in developing and executing the Company's strategy.

Executive Chairman	Chief Executive Officer	Lead Independent Director
Role		
Organizes and directs the work of the Board, providing robust leadership, direction and strategic vision for the Company	Leads our business and operations; Executes the strategy developed with the Board and manages the operations of the Company	Ensures strong leadership and independent oversight of executive management
Key Responsibilities and Duties		
- Chairing Board meetings - Chairing annual and special stockholder meetings - Setting agendas for Board meetings, subject to approval by Lead Independent Director - Guiding discussions at Board meetings - Fostering open and collegial discussion among all Board members - Ensuring that the Board receives accurate, timely, relevant and clear information - Working closely with the CEO to provide strategic operational and governance advice - Acting as a source of institutional knowledge - Monitoring and supporting the Company's performance and value creation relative to stated goals of Board-approved strategic plans, investments and relationships - Conducting, along with the Lead Independent Director, the CEO's annual performance review incorporating feedback from the directors	- Creating and implementing a compelling vision and mission for the Company - Leading the development of value creating and sustainable strategies – both short- and long-term – for the Company - Anticipating and mitigating potential risks to the Company and its businesses, and ensuring that they are identified, monitored and minimized - Setting meaningful and measurable operating and strategic goals for the Company - Building and guiding a highly capable and dynamic leadership team - Establishing a strong performance management culture - Leading and inspiring the team in executing the Company's strategy - Serving as primary interface between management and the Board - Assessing the performance of the leadership team and providing guidance and mentorship to individual leaders - Reviewing organization structure needs and developing ongoing management succession plans - Representing the face of the Company to stakeholders - Providing regular updates and information to the Board on all key issues and business developments and status of operations	- Presiding at all meetings of the independent directors - Presiding at all meetings of the Board at which the Executive Chairman of the Board is not present - Serving as liaison between the independent directors, Executive Chairman and CEO by facilitating open, transparent and candid dialogue - Collaborating with the independent directors to assess the Executive Chairman's and the CEO's performance - Communicating directly with and providing consultation to stockholders, as appropriate - Recommending to the Board, in consultation with the CEO and Executive Chairman, the retention of advisors and consultants reporting directly to the independent directors

Why our Leaders are Ideally Suited for their Roles

 Stefano Pessina Executive Chairman	 **Rosalind G. Brewer** Chief Executive Officer	 **William C. Foote** Lead Independent Director
• Institutional knowledge and deep understanding of the Company's business • Substantial international business experience and business acumen and valued strategic, financial and operational insights • Institutional knowledge of Alliance Boots and deep understanding of the Company's business and its European heritage • Extensive operational leadership in healthcare and pharmacy • Proven success in leading a multinational healthcare business	• Substantial expertise and success in leading large, complex global organizations • Extensive experience as chief operations officer of some of the world's largest retail operations • Successful track record of building high-functioning leadership teams and performance-driven company cultures • Substantial experience developing and implementing marketing, technology and innovation initiatives in large-scale operations • Well-known track record of implementation of diversity and inclusion initiatives in large organizations	• Independence and gravitas enabling strong oversight of executive leadership • Institutional knowledge of Walgreens and deep understanding of the Company's business • Strong working relationship with fellow directors • Substantial experience with respect to corporate governance matters

Board Committees and Meetings

Independent Board Committees with Well-Qualified Chairs

The Board has four standing Committees: the Audit Committee, the CLP Committee, the Finance Committee, and the Nominating and Governance Committee. Each committee is led by an independent director that the Board believes has the specific skills and attributes to effectively lead the respective committee. The Charter for each of our standing Committees is available on our website at https://investor.walgreensbootsalliance.com/governance.

Audit Committee

Number of Meetings in fiscal 2021: 8

Current Committee



**Janice M. Babiak
(Chair)**

 

 

Members

David J. Brailer
Ginger L. Graham
Valerie B. Jarrett
Nancy M. Schlichting

Key Responsibilities:

- Selecting our independent registered public accounting firm, reviewing its performance, and taking appropriate action to oversee its independence;
- Reviewing and discussing with our management and independent registered public accounting firm our financial statements;
- Reviewing and discussing certain matters with the independent registered public accounting firm and the Company's General Auditor (who is responsible for the internal audit function), including any major issues regarding the adequacy of the Company's internal controls;
- Reviewing our enterprise risk assessment and key enterprise risks, including major litigation and financial risks as well as information security and technology risks (including cybersecurity);
- Reviewing the overall adequacy and effectiveness of our legal and compliance programs; and
- Reviewing the responsibilities, budget, and staffing of our internal audit function.

Financial Expertise, Independence, and Financial Literacy

The Board has determined that each member of the Audit Committee satisfies the criteria adopted by the SEC to serve as an "audit committee financial expert."

In addition, the Board has determined that each member of the Audit Committee is an independent director pursuant to the requirements under the Corporate Governance Guidelines, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Nasdaq listing standards and meets the financial literacy requirements of Nasdaq.

Compensation and Leadership Performance Committee

Number of Meetings in fiscal 2021: 5

Current Committee



**Nancy M. Schlichting
(Chair)**

 

 

Members

Ginger L. Graham
Valerie B. Jarrett
John A. Lederer
José E. Almeida[1]

[1] Not standing for re-election

Key Responsibilities:

- Reviewing and approving our executive compensation philosophy, strategy, principles, and levels;
- Developing market-comparable total compensation that enables us to attract and retain talented executives and reward outstanding performance in a manner designed to lead to long-term enhancement of stockholder value;
- Evaluating our Chief Executive Officer's performance and reviewing and approving his or her total compensation;
- Reviewing and approving the evaluation process and compensation structure for our senior executives other than the Chief Executive Officer;
- Administering our executive compensation program, including base salaries; cash and equity plans used to provide short-term and long-term incentive awards; and certain executive deferred compensation plans and perquisites; and
- Overseeing talent development, diversity and inclusion and executive succession planning.

The Compensation and Leadership Performance Committee may also delegate to one or more subcommittees such duties as it deems necessary and appropriate.

Independence

The Board has determined that each member of the Compensation and Leadership Performance Committee is independent under the Corporate Governance Guidelines and the Nasdaq listing standards for directors and compensation committee members.

The Board has also determined that each member of the Compensation and Leadership Performance Committee is an "outside director" for purposes of Section 162(m) of the Internal Revenue Code (the "Code") and a "non-employee director" for purposes of Section 16 of the Exchange Act.

Talent Development and Human Capital Management

The Board is actively engaged in overseeing the Company's talent development and human capital management strategies designed to attract, develop and retain business leaders who can drive financial and strategic growth objectives and build long-term stockholder value. The Board's involvement in leadership development and succession planning is systematic and ongoing, and the Board provides input on important decisions in each of these areas. The CLP Committee has primary responsibility for succession planning for the CEO and oversight of succession planning for other executive officer positions.

Independent Compensation Advisor

The CLP Committee is supported in its work by our independent compensation consultant, Mercer. Mercer provides the CLP Committee with information regarding market compensation and practices, assists the CLP Committee in the review and evaluation of such compensation and practices, and advises the CLP Committee on executive compensation decisions. Mercer also assists the CLP Committee in the review and evaluation of our Non-Employee Director compensation program. Beginning in January 2016, the CLP Committee also engaged Mercer to serve as the executive compensation consultant to the Company.

For fiscal 2021, Mercer's aggregate fees for executive and Non-Employee Director compensation consulting services were approximately $460,000 relating to executive and Board compensation matters.

Mercer is a wholly owned subsidiary of Marsh & McLennan Companies ("MMC"). In fiscal 2021, MMC and its affiliates (excluding Mercer) provided certain services to us and our affiliates unrelated to executive and Non-Employee Director compensation, primarily insurance brokerage and other professional services. For these services, MMC and its affiliates received compensation totaling approximately $440,000, excluding insurance premiums that are paid through MMC to insurance carriers on behalf of us and our affiliates. These non-compensation-related services were recommended by management, and the services and fees are not subject to the CLP Committee's or the Board's review or approval. The Mercer consultants providing services to the CLP Committee and the Company do not market or sell to us, nor do they receive incentive or other compensation based on, these non-compensation-related services.

The CLP Committee considered the independence of Mercer under applicable SEC rules and regulations and Nasdaq listing standards. Based on its review, the CLP Committee determined that the services provided by MMC and its affiliates and the engagement of Mercer did not raise any conflict of interest or other issues that would adversely impact Mercer's independence.

Finance Committee	**Number of Meetings in fiscal 2021: 5**

Current Committee



**David J. Brailer
(Chair)**

 

 

Members

Janice M. Babiak
William C. Foote
John A. Lederer
Dominic P. Murphy

Key Responsibilities:

- Reviewing our dividend policy and other financial and investment policies;
- Reviewing our capital structure and financing requirements;
- Reviewing the principal terms and conditions of significant proposed borrowings and issuances of debt or equity securities by us;
- Reviewing our plans for capital expenditures and significant capital investments; and
- Reviewing our strategies and plans for significant mergers, acquisitions, divestitures, joint ventures, and investments in third party securities.

Independence

The Board has determined that each member of the Finance Committee is independent under the Corporate Governance Guidelines and the Nasdaq listing standards.

Nominating and Governance Committee | Number of Meetings in fiscal 2021: 5

Current Committee



William C. Foote (Chair)

 

 

Members

Ginger L. Graham
John A. Lederer
Dominic P. Murphy
José E. Almeida[(1)]

[(1)] Not standing for re-election

Key Responsibilities:

- Establishing and reviewing criteria to be used by the Board for selecting new directors;
- Actively seek out women and individuals from minority groups to include in the pool of new director nominees in support of the Board's commitment to diversity;
- Recommending candidates for election to the Board;
- Overseeing succession planning for Board and Committee membership;
- Making recommendations to the Board regarding the Corporate Governance Guidelines and other significant governance policies;
- Overseeing the annual Board evaluation and director peer review process; and
- Reviewing our policies and activities regarding Corporate Social Responsibility (including with respect to sustainability and the environment), charitable donations and political contributions.

Independence

The Board has determined that each member of the Nominating and Governance Committee is independent under the Corporate Governance Guidelines and the Nasdaq listing standards.

Board Meetings and Attendance

During fiscal 2021, the Board held ten meetings. In fiscal 2021, all directors attended over 75% of the total number of Board and applicable Committee meetings held during the period that such director served, with most directors having attended all such meetings.

Our directors are expected to attend each annual meeting of stockholders. All of our directors attended the 2021 Annual Meeting.

Our independent directors hold regularly-scheduled executive sessions without our management present. These executive sessions of independent directors are chaired by our Lead Independent Director. The independent directors met in executive session at each of the regularly-scheduled quarterly Board meetings held in fiscal 2021.

Board Operation and Additional Governance Matters

Director Orientation and Continuing Education

The Corporate Governance Guidelines state that the Board shall maintain an orientation process for new directors. As part of this process, each new director receives a series of in-person briefings provided by our corporate officers on our business operations; significant financial, accounting and risk management matters; corporate governance; and key policies and practices. The new director also receives briefings on the responsibilities, duties, and activities of the Committee(s) on which the director will initially serve. Finally, the new director has the opportunity to visit and learn more about each of our divisions and select cross-divisional functions, both within and outside of the United States, where he or she receives additional in-person briefings from divisional and cross-functional leadership. The Nominating and Governance Committee develops and oversees this orientation program with the assistance of our management.

Our directors are encouraged to participate in director continuing education programs sponsored by third-party organizations. Our executive management team also periodically provides materials and briefing sessions on subjects that assist directors in fulfilling their duties. Directors are encouraged to visit our facilities and operations and to directly communicate and interact with our employees, which allows them to gain a first-hand view of our business.

Board Evaluation and Director Peer Review Process

The Board recognizes that a robust evaluation process is an essential component of strong corporate governance practices and promotes Board effectiveness. The Nominating and Governance Committee oversees an annual evaluation process led by the Lead Independent Director (who also serves as Chair of the Nominating and Governance Committee).

The Nominating and Governance Committee reviews the format of the Board evaluation and director peer review process as necessary to help ensure that the solicited feedback remains relevant and appropriate.

Each director completes an annual self-evaluation of the Board and the Committee(s) on which he or she serves. These self-evaluations are designed to help assess the skills, qualifications, and experience represented on the Board and its Committees, and to determine whether the Board and its Committees are functioning effectively.

The results of this annual self-evaluation are discussed by the full Board and each Committee, as applicable, and changes to the Board's and its Committees' practices are implemented as appropriate.

The Lead Independent Director also conducts a confidential director peer review process. As part of this process, the Lead Independent Director speaks with each other director individually to obtain insights regarding the contributions of other directors (and the Executive Chairman of the Board may speak with each other director regarding the contributions of the Lead Independent Director), and to discuss issues in greater depth and obtain more targeted feedback with respect to Board, Committee and individual director effectiveness.

Director Resignation Policy

Our amended and restated by-laws state that if a nominee for director who was in office prior to the Annual Meeting is not elected and no successor is elected at such Annual Meeting, the director must promptly tender his or her resignation from the Board. Thereafter, the Nominating and Governance Committee, excluding the director in question, will make a recommendation to the Board about whether to accept or reject the resignation or whether to take other action. The Board, excluding the director in question, will act on the recommendation of the Nominating and Governance Committee and publicly disclose its decision and its rationale within 90 days from the date the election results are certified.

Communication with the Board

Stockholders and other interested parties may communicate with the Board or individual directors. Communications with the Board or individual directors should be in writing, in the English language, and should be delivered by one of the following methods:


By courier or mail, addressed to:
Walgreens Boots Alliance, Inc.
108 Wilmot Road, MS #1858
Deerfield, Illinois 60015
Attention: Corporate Secretary


By e-mail, to:
WBABoard@wba.com

Our Corporate Secretary reviews all communications sent to the Board. All such communications will be forwarded to the Board or the appropriate Committee or member thereof (or an individual director), except for those items that our Corporate Secretary deems, in his discretion, to be unrelated to a director's duties and responsibilities as a director. Communications addressed to the Board may, at our discretion, be shared with members of our management.

Further information regarding the submission of comments or complaints relating to accounting, internal accounting controls, or auditing matters can be found in our Audit Committee Complaint Procedures, which is available at https://investor. walgreensbootsalliance.com/governance.

Director Independence and Related Party Transactions

Director Independence

Under the Corporate Governance Guidelines, the Board must consist of at least two-thirds of independent directors. In making independence determinations, the Board will consider all relevant facts and circumstances and observe all applicable requirements, including the relevant listing standards established by Nasdaq.

To be considered "independent" for these purposes, (a) the director must meet the bright-line independence standards under Nasdaq listing standards, and (b) the Board must affirmatively determine that the director otherwise has no relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of the Company. In each case, the Board shall broadly consider all relevant facts and circumstances.

To aid in the director independence assessment process, the Board has adopted categorical standards that identify categories of relationships that the Board has determined would not affect a director's independence. These categorical standards, which are part of the Corporate Governance Guidelines, stipulate that the following will not be considered material relationships that would impair a director's independence:

Immaterial Sales/Purchases	At the time of the independence determination, the director is an executive officer or employee, or an immediate family member of such director is an executive officer, of another organization that does business with us and the sales by that organization to us, or purchases by that organization from us, in any single fiscal year during the evaluation period, are less than the greater of (i) $200,000 or (ii) 3% of the annual revenues of that organization. For the avoidance of doubt, payments arising solely from investments in our securities are not included in received payments for this purpose.
Immaterial Indebtedness	At the time of the independence determination, the director is an executive officer or employee, or an immediate family member of such director is an executive officer, of another organization that is indebted to us, or to which we are indebted, and the total amount of either entity's indebtedness to the other at the end of the last completed fiscal year is less than 5% of the other entity's total consolidated assets.
Immaterial Position	At the time of the independence determination, the director serves as a director or trustee, but not an executive officer, or an immediate family member of such director is a director, trustee or employee (but not an executive officer) of any other organization (other than our independent auditors) that does business with, or receives donations from, us.
Immaterial Charitable Donations	At the time of the independence determination, the director serves as an executive officer of a charitable organization, and our discretionary charitable contributions to the organization are less than the greater of (i) $200,000 or (ii) 3% of that organization's annual consolidated gross revenues during its last completed fiscal year. Our automatic matching of employee charitable contributions will not be included in the amount of our contributions for this purpose.

The Board, through the Nominating and Governance Committee, annually reviews all relevant relationships of each director to determine whether such director meets the categorical standards described above. Where an organization does not publish its financial information, the Board will make a good faith determination of whether the amounts exceed any of the thresholds set forth above. The Board may determine that a director who has a relationship that exceeds the limits described in the categorical standards (to the extent that any such relationship would not constitute a bar to independence under Nasdaq listing standards) is nonetheless independent.

Independence Determination

Based on the standards described above under "—Director Independence," and as a result of its annual review, the Board has affirmatively determined that the following director nominees are independent: Janice M. Babiak, David J. Brailer, William C. Foote, Ginger L. Graham, Valerie B. Jarrett, John A. Lederer, Dominic P. Murphy and Nancy M. Schlichting. In addition, the Board has affirmatively determined that José E. Almeida, who is not standing for re-election, is independent.

Stefano Pessina, the current Executive Chairman of the Board and our former CEO, and Rosalind G. Brewer, our current CEO, are not independent directors. James A. Skinner, the former Executive Chairman who is not being nominated for re-election, also is not an independent director.

The Board has determined that each member of the Audit Committee, the CLP Committee, and the Nominating and Governance Committee is independent as defined in our independence standards, the applicable rules of the SEC and Nasdaq listing standards. All members of the Finance Committee of the Board are also independent.

Related Party Transactions

The Board has adopted a written policy for the review of certain related party transactions, including those that are required to be disclosed in this Proxy Statement. For purposes of this policy, a "related party transaction" includes, subject to certain exceptions, a transaction (or series of similar transactions), arrangement or relationship in which (i) the Company or any of its subsidiaries was, is or will be a participant, (ii) the aggregate amount involved will exceed, or may be reasonably expected to exceed, $120,000 in any fiscal year, and (iii) any related person has or will have a direct or indirect material interest. The policy defines a "related person" to include: any of our directors, director nominees or executive officers; a holder of more than 5% of our common stock; and immediate family members of any of the foregoing.

Pursuant to this policy, all such related party transactions must be reviewed and approved, ratified or disapproved by the Nominating and Governance Committee. In the event that a member of the Nominating and Governance Committee has an interest in a related party transaction, the transaction must be approved, ratified or disapproved by the disinterested members of the Nominating and Governance Committee. In deciding whether to approve or ratify a related party transaction, the Nominating and Governance Committee considers, among other factors:

- The purpose of, and the potential benefits to the Company of, the transaction;
- The extent of the related party's interest in the transaction;
- Whether the transaction is fair to the Company and on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances;
- Whether the transaction would impair the independence of a Non-Employee Director; and
- Whether the transaction would present an improper conflict of interest for any of our directors, director nominees or executive officers, taking into account the size of the transaction, the overall financial position of the applicable related person, the direct or indirect nature of the applicable related person's interest in the transaction and the ongoing nature of any proposed relationship.

Shareholders' Agreement and Other Agreements with Mr. Pessina

Pursuant to the Shareholders' Agreement, for so long as the SP Investors meet certain common stock beneficial ownership thresholds, and subject to certain other conditions, the SP Investors are entitled to designate a nominee for election to the Board. Mr. Pessina is the current designee of the SP Investors.

The Shareholders' Agreement also includes, among other things, registration rights, standstill provisions and restrictions on the SP Investors' ability to dispose of shares of our common stock or to acquire additional shares of our common stock.

In addition, on July 23, 2020, Mr. Pessina and the Company entered into a letter agreement which provides, among other things, that upon the effective date of the appointment of the new CEO, Mr. Pessina will resign as CEO and Vice Chairman of the Board, and the Board will appoint Mr. Pessina on an annual basis (subject to applicable law, including fiduciary duties) as Executive Chairman, provided that Mr. Pessina is a member of the Board of the Company at the time. Ms. Brewer was appointed CEO of the Company by the Board, effective March 15, 2021, and Mr. Pessina was elected Executive Chairman, effective as of the same day.

Transactions with Alliance Healthcare Italia S.p.A. and its Affiliates

From time to time, we or our subsidiaries have entered into, or may be deemed to have entered into by virtue of our acquisition of Alliance Boots, certain equity-related transactions and agreements with affiliates of Mr. Pessina, our Executive Chairman, a director of the Company, and an indirect holder of more than 5% of our common stock. Alliance Healthcare Italia SpA ("AHI") is an entity indirectly controlled by Mr. Pessina (via Alliance Santé Participations S.A. ("ASP")), in which the Company has an indirect 9% interest (held via Alliance Boots Holdings Limited ("AB Holdings")). ASP and AB Holdings are the two shareholders of Sprint Lux Holdco 3 S.à.r.l. ("Sprint Lux"), the entity that directly owns AHI, and in such capacity ASP and AB Holdings are parties to a shareholders' agreement. The shareholders' agreement has a 50-year term, ending in 2068, and provides, among other things, that AB Holdings will not compete, and will cause its affiliates (including the Company) not to compete, with AHI in Italy, the Vatican City State and the Republic of San Marino for the duration of, and for the 24 months following termination of, the shareholders' agreement. For the same duration, ASP will cause Sprint Lux and its subsidiaries, including AHI, to not compete with AB Holdings or any of its affiliates (including the Company) in any territory in which they are active in the health and beauty retail market or the pharmaceutical wholesale market as of the date of the shareholders' agreement. If ASP proposes to sell any of its shares of Sprint Lux or make a substantial disposal of the assets of Sprint Lux or its subsidiaries, including AHI, to a third party, ASP must first permit AB Holdings to make an offer for all, but not less than all, of such shares or assets. If ASP does not accept AB Holdings' offer, ASP may sell the shares or assets to a third party, but only on terms no less favorable to ASP than those offered by AB Holdings. AB Holdings is entitled to sell its shares of Sprint Lux on the same terms as any sale of the shares of Sprint Lux by ASP (a so-called tag-along right). In addition, after complying with the right of first offer provision described above, ASP is entitled to cause AB Holdings to sell all, but not less than all, of its shares of Sprint Lux on the same terms as any sale of the shares of Sprint Lux by ASP (a so-called drag-along right). The shareholders' agreement also provides that any transaction between Sprint Lux or any of its subsidiaries, including AHI, on the one hand, and either ASP (or any of its affiliates, including Mr. Pessina) or AB Holdings (or any of its affiliates, including the Company), on the other hand, shall be on arms-length terms.

On January 1, 2015, WBAD Holdings Limited ("WBAD Holdings"), our wholly-owned subsidiary, transferred 320 common shares of Walgreens Boots Alliance Development GmbH ("WBAD"), our global sourcing enterprise, to a subsidiary of AHI, Alliance Healthcare Italia Distribuzione S.p.A. ("AHID"), in exchange for 32,000 Swiss francs. WBAD Holdings retained the remainder of the equity interests in WBAD, which consist of 6,000 preferred shares. In August 2018, all of the preferred shares of WBAD were transferred to our wholly-owned subsidiary, WBAD Holdings 2 Limited ("WBAD Holdings 2"). As the holder of common shares, AHID is entitled only to its pro rata share (approximately 5%) of any dividends paid by WBAD in excess of $3 billion per annum. AHID has never been paid any dividends in respect of its common shares of WBAD. Upon the liquidation of WBAD, AHID is entitled to receive its pro rata share (approximately 5%) of 10% of the net proceeds of such liquidation (or approximately 0.5%). Under certain circumstances, AHID has the right to put, and WBAD Holdings 2 has the right to call, the common shares of WBAD held by AHID for a purchase price of $100,000.

Certain of our executive officers or other employees may provide services to AHI and its affiliates, and AHI and its affiliates may provide services to us and our subsidiaries. Furthermore, we and our subsidiaries may sell products to AHI and its affiliates, and AHI and its affiliates may sell products to us and our subsidiaries. These services and products are procured pursuant to written agreements between the relevant parties.

Pursuant to license agreements entered into between affiliates of Alliance Boots and AHI prior to the 100% acquisition of Alliance Boots by Walgreen Co. in December 2014, AHI was granted the exclusive right to use certain Boots-related trademarks and other intellectual property in the promotion, advertisement and sale of certain products in Italy, the Vatican City State and the Republic of San Marino for a period of 99 years, in accordance with the terms of such license agreements and a store operations agreement entered into in fiscal 2018. These agreements provide that the parties will review the royalty rates for such licenses every five years and the first review was initiated by the Company in November 2019.

The Company engaged independent counsel to advise on the review process. The Company's Nominating and Governance Committee received regular updates from, and provided regular feedback to, the Company and its independent counsel regarding the status and expected outcome of the negotiations with AHI and its counsel regarding the license agreements. On July 13, 2021, the Nominating and Governance Committee approved entering into an agreement between the Company and AHI, as negotiated by the Company and its independent counsel, to terminate the license agreements and to enter into a two-year interim trial license for AHI's use of Boots-related service marks in 11 Boots-branded pharmacies owned by AHI.

In 2018, following partial de-regulation of the Italian pharmacy market, the management services agreement pursuant to which services are provided to AHI by certain of our subsidiaries was amended to allow, among other things, additional retail advisory and related services to be provided to AHI to facilitate AHI's intention to conduct a trial of Boots-branded stores in Italy and to assist with the possible roll out of further Boots branded stores (subject to the success of the pilot stores). Further, a distribution agreement was entered into between a subsidiary of the Company and AHI, which replaced previous distribution agreements between the parties and which allows AHI to purchase products for sale in Boots branded stores in Italy. In fiscal 2021, pursuant to the agreements described in this paragraph, the Company and its subsidiaries provided products and services valued at $2.7 million to AHI and its affiliates, of which payment of $0.5 million remained due at the end of fiscal 2021.

In fiscal 2021, AHI and its affiliates provided services and products valued at $0.3 million to subsidiaries of the Company.

Other Relationships and Transactions

Mr. Pessina and Ms. Barra are partners and share a private residence. As noted in "Executive Compensation—Compensation Discussion and Analysis" below, Ms. Barra reported to James A. Skinner, the Executive Chairman of the Board until March 15, 2021, which is also the date of Ms. Brewer's appointment as CEO of the Company. Until March 15, 2021, Mr. Skinner was the only member of management who made recommendations concerning Ms. Barra's compensation to the CLP Committee. On and after March 15, 2021, Ms. Barra reports to Ms. Brewer and Ms. Brewer is the only member of management who makes recommendations concerning Ms. Barra's compensation to the CLP Committee. For a description of Ms. Barra's fiscal 2021 compensation and benefits, see "Executive Compensation—Compensation Discussion and Analysis" and "Executive Compensation—Executive Compensation Tables and Supporting Information" below.

During fiscal 2021, Mr. Pessina had one child employed by the Company in a non-executive officer capacity. Elena Pessina serves as Director, Global Communications Agency Operations and received total compensation in fiscal 2021 of more than $120,000. The compensation of Ms. Pessina is comparable to other Company employees at a similar level.

Director Compensation

Each Non-Employee Director receives compensation for his or her service to the Board. Mr. Pessina, our former CEO and current Executive Chairman, and Ms. Brewer, our CEO, are employees of the Company and therefore do not receive any additional compensation for their service to the Board. In addition, while serving as our former Executive Chairman, Mr. Skinner did not receive any additional compensation for his service on the Board. Information about their compensation, including compensation received by Mr. Skinner while he was Executive Chairman, can be found in "Executive Compensation—Compensation Discussion and Analysis—VI. CEO and Executive Chairman Compensation" and "Executive Compensation—Executive Compensation Tables and Supporting Information" below.

Pursuant to its charter, the CLP Committee is charged with reviewing annually all elements of Non-Employee Director compensation and recommending to the Board any changes. In consultation with Mercer, the Board approves any changes to the form and amount of Non-Employee Director compensation after reviewing the CLP Committee's recommendations.

Cash Retainers

In fiscal 2021, each Non-Employee Director received a $100,000 annual cash retainer. Also in fiscal 2021, the Lead Independent Director received an additional annual cash retainer of $40,000, the Chair of the Audit Committee received an additional annual cash retainer of $25,000, and the Chairs of the other standing Board Committees received an additional annual cash retainer of $20,000. All cash retainers were paid in quarterly installments. For fiscal 2021, Ms. Schlichting received an additional $100,000 cash retainer for her service as the Chair of the CEO search committee. Other than the additional retainer paid to Ms. Schlichting for her services as Chair of the CEO search committee, the cash retainer amounts have not increased since fiscal 2018.

Equity-Based Awards

A substantial portion of each Non-Employee Director's annual compensation is in the form of equity, which the Board believes helps align director compensation with the interests of our stockholders. Under the Walgreens Boots Alliance, Inc. 2021 Omnibus Incentive Plan (the "2021 Omnibus Incentive Plan"), each Non-Employee Director is granted fully-vested shares of our common stock annually, on a date determined by the Board (currently November 1), for his or her service during the prior 12 months.

In fiscal 2021, each Non-Employee Director received a grant of our common stock with a market value of $200,000 as of the grant date (November 1, 2020) under the Walgreens Boots Alliance, Inc. 2013 Omnibus Incentive Plan (the "2013 Omnibus Incentive Plan" and, together with the 2021 Omnibus Incentive Plan, the "Omnibus Incentive Plans"). This grant was made under the 2013 Omnibus Incentive Plan for service as a director from November 1, 2019 through October 31, 2020. The equity-based retainer has not increased since fiscal 2018.

Deferral Opportunities

Under the Omnibus Incentive Plans, the following deferral opportunities are available as elected by the Non-Employee Directors:

- All cash retainer payments may be deferred into a deferred cash compensation account or awarded in the form of deferred stock units ("DSUs"); and

- The annual stock grant may be awarded in the form of DSUs.

All amounts deferred into the deferred cash compensation account accrue interest at a monthly compounding rate equal to 120% of the applicable federal midterm rate. The Omnibus Incentive Plans provide Non-Employee Directors with election options relating to the timing and form of payment of account balances following termination of his or her service as a director, subject to certain restrictions. DSUs accrue dividend equivalents, which are then subsequently credited as additional DSUs.

Other Director Compensation Matters

A Non-Employee Director who joins the Board during a fiscal year (or, in the case of Mr. Skinner, who transitioned from Executive Chairman to Non-Employee Director during the fiscal year) receives pro-rated amounts for all elements of his or her compensation for such fiscal year. A Non-Employee Director who leaves the Board during a fiscal year is entitled to retain any portion of his or her cash retainer already received for his or her service during such fiscal year, but is not entitled to receive a pro-rated equity award on the following November 1 for such pro-rated service.

All directors are reimbursed for expenses incurred in connection with meetings of the Board and its Committees. On a very limited basis, we may determine that it is appropriate for a Non-Employee Director to be accompanied by his or her spouse or partner in connection with these meetings and/or at other events related to such Non-Employee Director's service on the Board and its Committees. In these circumstances, we also reimburse the spouse's or partner's travel expenses. In addition, in accordance with the Corporate Governance Guidelines, directors are reimbursed for reasonable expenses related to continuing education programs. In addition to the amounts reported, directors are eligible to receive the same discount on merchandise purchased from us as we make available to employees generally.

Non-Employee Director Stock Ownership Guidelines

We have adopted stock ownership guidelines for Non-Employee Directors. Under these guidelines, each Non-Employee Director is expected to accumulate shares of our common stock equal to the lesser of (a) 20,000 shares of our common stock or (b) the number of shares valued at three times such director's total annual cash and equity compensation for Board service. Each Non-Employee Director is required to satisfy the stock ownership guidelines applicable to him or her within five years after first becoming subject to the guidelines. We consider DSUs as shares owned for purposes of compliance with these guidelines.

As of the Record Date, each Non-Employee Director had either met these guidelines or was within the five-year transition period. The stock ownership guidelines applicable to Mr. Pessina and Ms. Brewer are described further in "Executive Compensation—Compensation Discussion and Analysis—VIII. Executive Compensation Corporate Governance—B. Stock Ownership Guidelines" below.

2021 Non-Employee Director Compensation

The following table shows information regarding the compensation earned or paid during fiscal 2021 to Non-Employee Directors who served on the Board during the fiscal year. Mr. Pessina and Ms. Brewer are employees of the Company and therefore did not receive any additional compensation for their service to the Board in fiscal 2021. Mr. Skinner was an employee of the Company for a portion of fiscal 2021 and, during such period, did not receive any additional compensation for his service to the Board.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)	Total ($)
José E. Almeida	100,000	199,985	—	299,985
Janice M. Babiak	125,000	200,000	—	325,000
David J. Brailer	120,000	200,000	—	320,000
William C. Foote	160,000	200,000	—	360,000
Ginger L. Graham	100,000	200,000	—	300,000
Valerie B. Jarrett	84,066	—	—	84,066
John A. Lederer	100,000	200,000	—	300,000
Dominic P. Murphy	100,000	200,000	—	300,000
Nancy M. Schlichting	220,000	199,985	—	419,985
James A Skinner	45,924	—	—	45,924

[1] Includes the annual retainer and other cash retainers outlined above (in all cases including deferred amounts). For Mr. Skinner, represents pro-rated fees received by Mr. Skinner for his service as a Non-Employee Director after March 15, 2021, the date on which he transitioned from the Executive Chairman role. During fiscal 2021, the following directors deferred all of their retainers into DSUs: Dr. Brailer; Ms. Jarrett; Mr. Lederer; Mr. Murphy and Mr. Skinner.

[2] Represents the grant date (November 1, 2020) fair value determined in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 of the stock grant under the 2013 Omnibus Incentive Plan to each then-serving Non-Employee Director (including any deferred amounts). The number of shares granted was calculated by dividing $200,000 by $34.04, the closing stock price on November 1, 2020. All stock awards are fully vested at the grant date. Amounts for Mr. Almeida and Ms. Schlichting are less than $200,000 because these directors elected to receive the annual equity award in stock, and fractional shares are not issued. All other eligible Non-Employee Directors elected to receive this award in the form of DSUs.

The table below shows DSUs issued under the Omnibus Incentive Plans and the former Walgreen Co. Nonemployee Director Stock Plan held as of August 31, 2021 by each Non-Employee Director who served during the fiscal year. The aggregate number of DSUs accumulated in each Non-Employee Director's account relates to deferrals of cash retainer payments and stock awards, including additional DSUs credited as a result of dividend equivalents earned with respect to the DSUs.

Name	DSUs
José E. Almeida	—
Janice M. Babiak	30,988
David J. Brailer	54,630
William C. Foote	70,189
Ginger L. Graham	43,108
Valerie B. Jarrett	1,793
John A. Lederer	31,015
Dominic P. Murphy	41,134
Nancy M. Schlichting	63,404
James A Skinner	89,382

2022 Non-Employee Director Annual Compensation Review

The CLP Committee conducted its annual review of our Non-Employee Director compensation program in July 2021. Following that review, the CLP Committee, in consultation with Mercer, did not recommend any changes in the compensation program for Non-Employee Directors for fiscal 2022.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, as of the Record Date (unless otherwise noted), concerning the ownership of our common stock by each person who is known to us to beneficially own more than 5% of our common stock, by each director and director nominee, by each NEO (as defined below), and by all current directors and executive officers as a group. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared power to vote or to direct the disposition of, as well as any shares that such person has the right to acquire within 60 days, including through the exercise of options or other rights. Under these rules, the same shares may be beneficially owned by more than one person if there is shared power to vote and/or shared power to direct the disposition of the shares. Except as otherwise noted, to our knowledge, the persons named possessed sole voting and investment power over such shares, and such shares are not subject to any pledge.

Name[1]	Shares of Common Stock Owned[2]	Options Currently Exercisable or Exercisable Within 60 Days	Total Shares of Common Stock Beneficially Owned[2]	Percent of Class
The Vanguard Group[3]	58,059,957	—	58,059,957	6.7%
BlackRock, Inc.[4]	49,962,675	—	49,962,675	5.8%
State Street Corporation[5]	46,922,371	—	46,922,371	5.4%
José E. Almeida[6]	17,581	—	17,581	**
Janice M. Babiak[6]	1,200	—	1,200	**
Ornella Barra[2][7]	1,882,069	660,955	2,543,024	**
David J. Brailer[6]	5,167	—	5,167	**
Rosalind G. Brewer	—	—	—	**
William C. Foote[6]	8,207	—	8,207	**
Alexander W. Gourlay	830,680	801,188	1,631,868	**
Ginger L. Graham[6]	2,150	—	2,150	**
Valerie B. Jarrett[6]	—	—	—	**
James Kehoe	102,014	244,508	346,522	**
John A. Lederer[6]	50,000	—	50,000	**
Dominic P. Murphy[6]	798	—	798	**
Marco Pagni	28,223	323,985	352,258	**
Stefano Pessina[8]	145,246,600	1,853,674	147,100,274	17.0%
Nancy M. Schlichting[6]	16,570	—	16,570	**
James A. Skinner[6]	565,230	—	565,230	**
John Standley	24,251	41,212	65,463	**
All current directors and executive officers as a group (18 individuals)[6]	147,644,925	2,832,779	150,477,704	17.4%

[1] Unless otherwise indicated, the business address of each of the identified individuals is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, IL 60015.

[2] Does not include shares underlying restricted stock units ("RSUs") and RSUs credited as dividends on RSUs issued under equity incentive plans that do not vest within 60 days of the Record Date. The table below presents such unvested RSUs separately and, in total with beneficially owned stock, as of the Record Date for each NEO then serving and current executive officers as a group. In the cases of Messrs. Gourlay, Pagni and Skinner, this column includes RSUs that will vest within 60 days of the Record Date upon their separation/retirement dates, and the RSUs listed in the table below reflect the remaining RSUs that will be forfeited upon their separation/retirement dates. Also see "2021 Potential Payments Upon Termination or Change in Control" below for further information on this topic. Except as set forth in the table below, none of the directors has any RSUs.

Name	Restricted Stock Units	Shares of Common Stock Beneficially Owned	Total
Ornella Barra	51,024	2,543,024	2,594,048
Rosalind G. Brewer	249,215	—	249,215
Alexander W. Gourlay	24,404	1,631,868	1,656,272
James Kehoe	89,757	346,522	436,279
Marco Pagni	10,349	352,258	362,607
Stefano Pessina	196,407	147,100,274	147,296,681
James A. Skinner	95,155	565,230	660,385
John Standley	66,973	65,463	132,436
All current executive officers as a group (8 individuals)	681,035	150,090,611	150,771,646

(3) Represents shares beneficially owned as of December 31, 2020, based on a Schedule 13G/A filed on February 10, 2021 by The Vanguard Group. In such filing, The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates that it has shared voting power with respect to 1,176,821 shares, sole dispositive power with respect to 54,845,669 shares, and shared dispositive power with respect to 3,214,288 shares.

(4) Represents shares beneficially owned as of December 31, 2020, based on a Schedule 13G/A filed on February 1, 2021 by BlackRock, Inc. In such filing, BlackRock, Inc. lists its address as 55 East 52nd Street, New York, NY 10055, and indicates that it has sole voting power with respect to 41,774,741 shares and sole dispositive power with respect to 49,962,675 shares.

(5) Represents shares beneficially owned as of December 31, 2020, based on a Schedule 13G filed on February 11, 2021 by State Street Corporation. In such filing, State Street Corporation lists its address as State Street Financial Center, One Lincoln Street, Boston, MA 02111, and indicates that it has shared voting power with respect to 38,204,601 shares and shared dispositive power with respect to 46,839,692 shares.

(6) Does not include DSUs issued under the Omnibus Incentive Plans and the former Walgreen Co. Nonemployee Director Stock Plan. The table below shows DSUs (including additional DSUs credited as a result of dividend equivalents earned with respect to the DSUs) held separately, and in total with beneficially owned stock, as of the Record Date by each Non-Employee Director who held DSUs including Mr. Skinner, who was a Non-Employee Director until his appointment as Executive Chairman in January 2015, and then resumed Non-Employee Director status in March 2021 following Mr. Pessina's assumption of the role of Executive Chairman. Please note that the ownership of these DSUs by our directors is also reflected above in the section entitled "Director Compensation".

** Less than 1% of the Company's outstanding common stock.

Name	Deferred Stock Units	Shares of Common Stock Beneficially Owned	Total
José E. Almeida	—	17,581	17,581
Janice M. Babiak	35,514	1,200	36,714
David J. Brailer	60,004	5,167	65,171
William C. Foote	75,094	8,207	83,301
Ginger L. Graham	47,751	2,150	49,901
Valerie B. Jarrett	6,553	—	6,553
John A. Lederer	36,058	50,000	86,058
Dominic P. Murphy	46,274	798	47,072
Nancy M. Schlichting	64,016	16,570	80,586
James A. Skinner	93,227	565,230	658,457

(7) 1,718,000 shares beneficially owned by Ms. Barra are held of record by OLB Holdings Ltd., which is wholly owned by Ms. Barra.

(8) Based on a Schedule 13D/A jointly filed with the SEC on July 27, 2020 by Alliance Santé Participations S.A. ("ASP"), NewCIP II S.a.r.l. ("NEWCIP II"), and Stefano Pessina and a Form 4 filed with the SEC by Mr. Pessina on November 1, 2021. Such filings indicate that ASP has sole voting power and sole dispositive power with respect to the 144,788,821 shares that it holds directly and of record, that NEWCIP II is the sole shareholder of ASP, and that Mr. Pessina holds 100% voting control over NEWCIP II. Accordingly, each of NEWCIP II and Mr. Pessina may be deemed to be the beneficial owner of the 144,788,821 shares held directly and of record by ASP. In the Schedule 13D/A, the address of both ASP and NEWCIP II is listed as 14, avenue du X Septembre, L-2550, Luxembourg, Grand Duchy of Luxembourg.

As a result of being beneficial owners of more than 5% of our common stock, The Vanguard Group, BlackRock, Inc., and State Street Corporation are currently considered "related persons" under our Related Party Transactions Policy described under the caption entitled "Related Party Transactions" of this Proxy Statement.

Proposal 2

Advisory Vote to Approve Named Executive Officer Compensation





What am I voting on?
Stockholders are being asked to approve, on an advisory basis, the compensation of our NEOs as described in the "Executive Compensation—Compensation Discussion and Analysis" and "Executive Compensation—Executive Compensation Tables and Supporting Information" sections of this Proxy Statement.

What is the Board's voting recommendation?

Vote FOR

The Board recommends a vote **"FOR"** Proposal 2. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

What is the required vote?
Approval of Proposal 2 requires the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the matter. If you elect to abstain, the abstention will have the same effect as an "AGAINST" vote on Proposal 2.

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our stockholders have the opportunity to cast an advisory vote to approve the compensation of our NEOs as disclosed pursuant to the SEC's compensation disclosure rules, including the "Executive Compensation—Compensation Discussion and Analysis" and "Executive Compensation—Executive Compensation Tables and Supporting Information" sections of this Proxy Statement (a "say-on-pay proposal").

Our executive compensation program incorporates policies and practices designed to be aligned with our long-term goals and strategies and promote responsible pay and governance practices. We believe our executive compensation program appropriately rewards performance and is aligned with the long-term interests of our stockholders. We encourage our stockholders to read the "Executive Compensation—Compensation Discussion and Analysis" and "Executive Compensation—Executive Compensation Tables and Supporting Information" sections of this Proxy Statement, which describe the details of our executive compensation program and many of the executive compensation decisions made by the CLP Committee in fiscal 2021.

We value the feedback provided by our stockholders. At the 2021 Annual Meeting, our stockholders did not support our executive compensation program, with approximately 47% of the votes cast in favor of the say-on-pay proposal. Both prior to the vote and following the vote we conducted extensive outreach with our stockholders, including discussions with many of our institutional stockholders regarding executive compensation, and the CLP Committee and the Board consider the views of our stockholders regarding the design and effectiveness of our executive compensation program.

For a discussion of last year's say on pay vote, see "B. Consideration of Fiscal 2020 Say on Pay and Related Stockholder Feedback."

Our stockholders are being asked to approve the following resolution at the Annual Meeting:

RESOLVED, that the stockholders approve the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables and the accompanying narrative disclosure, each as set forth in the Company's Proxy Statement for its 2022 Annual Meeting of Stockholders).

As an advisory vote, this Proposal 2 is not binding on us or on the CLP Committee or the Board. However, the CLP Committee and the Board value the opinions expressed by our stockholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding our NEOs.

We currently include say-on-pay proposals in our proxy materials on an annual basis, and it is expected that the next vote on a say-on-pay proposal will occur at our 2023 annual meeting of stockholders (the "2023 Annual Meeting").

Executive Compensation

Compensation Discussion and Analysis

This "Compensation Discussion and Analysis" section describes the material elements of our executive compensation program, practices and processes, focusing in particular on the executive pay decisions for our Named Executive Officers ("NEOs") listed below in fiscal 2021:

Stefano Pessina	Former Chief Executive Officer and Current Executive Chairman
Rosalind G. Brewer	Chief Executive Officer
James Kehoe	Executive Vice President and Global Chief Financial Officer
Ornella Barra	Chief Operating Officer, International
John Standley	Executive Vice President and President, Walgreen Co.
Marco Pagni[1]	Former Executive Vice President and Global Chief Administrative Officer and General Counsel
Alexander W. Gourlay[1]	Former Co-Chief Operating Officer
James A. Skinner[1]	Former Executive Chairman

[1] Messrs. Pagni, Gourlay and Skinner ceased to be executive officers of the Company on September 13, 2021, May 17, 2021, and March 15, 2021, respectively.

This section is organized as follows:

I. Executive Summary

A. Our Company in Fiscal 2021

We are an integrated pharmacy, healthcare and retail leader serving millions of customers and patients every day through dispensing medications, improving access to a wide range of health services, providing high quality health and beauty products and offering anytime, anywhere convenience across its digital platforms, with sales of $132.5 billion in the fiscal year ended August 31, 2021, an increase of 8.6% over the prior year. We are focused on reimagining healthcare and well-being for all.

Our Company's essential role in healthcare has been put to the test during the unprecedented global COVID-19 pandemic. We rose to the challenge, living our purpose to create more joyful lives through better health. Our people have worked tirelessly on the front lines to help vulnerable people adhere to their medications and stay healthy, to deliver more than 40 million vaccines across the globe (34.6 million in fiscal 2021), to ramp up new testing services, to implement delivery options including free prescription delivery, to expand our digital and telehealth capabilities and ability to fill orders, to facilitate supply chain continuity and access to essential items and to help keep our patients, customers and team members safe.

Despite the continued challenges of COVID-19, we performed above target with respect to our adjusted operating income, free cash flow, and DEI objectives under our annual cash incentive program, resulting in a formulaic payout of 159% of target for the Company and 129% for the Walgreens division. Similarly, we achieved above target performance for our earnings per share metric over the prior three-year performance period, resulting in a formulaic payout of 106.8% with respect to the Performance Shares granted in 2018 with the actual payout for the NEOs reduced to target (or 100%) through the CLP Committee's use of negative discretion.

In November 2020, Mr. Pessina elected not to receive compensation for fiscal 2021, other than limited perquisites, and neither he nor Mr. Skinner participated in the annual cash incentive program described above. Mr. Skinner was paid entirely in performance-based RSUs and was not a participant in the 2018 performance share program described above.

Leadership Transition – CEO

During fiscal 2021, we underwent several leadership transitions. As described earlier, we were thrilled to welcome Ms. Brewer as our CEO. Ms. Brewer's compensation as our new CEO was determined after considering the input of Mercer, our independent compensation consultant, and the level of compensation deemed necessary by the CLP Committee to recruit her to join the Company. As we have shared with our stockholders, this is a transformational time for the Company, and the Board selected Ms. Brewer for the role during this critical time based on her exceptional leadership experience during similar transformations, her significant expertise in the retail industry, and her ability to build exemplary leadership teams. With respect to the setting of her compensation and based on the advice received from Mercer, Ms. Brewer's annual direct compensation as our CEO is consistent with median pay at our peer companies. The structure of Ms. Brewer's annual direct compensation is consistent with the executive compensation program in which our other executive officers participate, with her target cash compensation pro-rated to reflect her service with the Company in fiscal 2021 and her annual long-term incentive awards beginning in fiscal 2022. To induce Ms. Brewer to join the Company and to compensate her for awards she forfeited to join the Company, Ms. Brewer also received a sign-on cash award and sign-on equity awards. For detailed information regarding Ms. Brewer's compensation arrangement with the Company, see "CEO and Executive Chairman Compensation" below.

Leadership Transition – Other Leadership Transitions

In addition, during fiscal 2021, we entered into separation agreements with each of Messrs. Gourlay and Pagni, as detailed in "VII.C.—Employment and Separation Agreements." The separation agreements with Messrs. Gourlay and Pagni were each structured to support and promote a smooth leadership transition given the institutional knowledge of each of Messrs. Gourlay and Pagni that needed to be transferred to their successors. In addition, both executives met the requirements for retirement eligibility (at least age 55 with ten years of service), based on CLP Committee approval of their retirement status for purposes of applicable long-term incentive awards.

B. Consideration of Fiscal 2020 Say on Pay and Related Stockholder Feedback

Say on Pay Vote

At the 2021 Annual Meeting, our say-on-pay proposal received the support of approximately 47% of the votes cast. As we learned through our extensive stockholder outreach, the use of discretion in our long-term incentive program was the primary reason many of our stockholders did not vote to support the say on pay vote. Our constructive dialogue with stockholders provided an additional opportunity to clarify the CLP Committee's rationale, balanced approach and use of objective metrics in connection with its fiscal 2020 decisions and to continue to listen to stockholder feedback related to our executive compensation program. In addition, we were able to outline the programmatic changes to our compensation programs that were designed to be responsive to stockholder feedback, particularly in light of the decision to exercise discretion.

The Board and the CLP Committee take very seriously the voting results and the feedback received from our stockholders. We believe that the results of last year's vote on executive compensation were unusual because of the unique circumstances of fiscal 2020, as reflected by the fact that the Company has received an average approval over the prior three years of 91% of the votes cast for our executive compensation programs. However, the CLP Committee will consider investor feedback if it believes that circumstances warrant the exercise of positive discretion in future years.

As a result of ongoing feedback and to further our Company strategy, the CLP Committee implemented several changes to our executive compensation programs.

Stockholder Feedback	Responsiveness and Rationale
Concern with the exercise of discretion resulting in an above-target payout for the fiscal 2020 performance shares	• During fiscal 2020, in light of the impact of COVID-19 and to recognize the extraordinary efforts of our executives and broader team members to pivot their efforts to address COVID-19 and to keep our business strategy moving forward, the CLP Committee exercised discretion in the payout of our long-term incentive program based on what it believes was a balanced approach, using objective metrics and recognizing performance prior to the onset of the pandemic. • The Board and the CLP Committee understand the concerns raised by stockholders and believe positive discretion should be limited to only extraordinary circumstances. Prior to fiscal 2020, the CLP Committee had not exercised such discretion and will consider investor feedback if it believes that circumstances warrant the exercise of positive discretion in future years. • Consistent with our compensation program framework that emphasizes pay and performance, fiscal 2021 payouts under both our short-term cash and long-term equity incentives were based on formulaic results. For the long-term performance shares, the CLP Committee determined that exercising negative discretion was appropriate to decrease the fiscal 2021 payout amounts from 106.8% to target (or 100%).
Concern with the use of one financial metric in the short-term incentive plan	The CLP Committee included the following three financial metrics for the fiscal 2021 short-term incentive plan: • Adjusted Operating Income (weighted at 65%) • Free Cash Flow (weighted at 25%) • Diversity Equity & Inclusion (weighted at 10%) based on quantitative goals
Concern with the use of one financial metric in the performance share portion of the long-term incentive plan	The CLP Committee included the following two financial metrics for the fiscal 2021-2023 performance share portion of the long-term incentive plan: • Adjusted Earnings per Share growth (weighted at 70%) • Adjusted Revenue growth (weighted at 30%)
Concern that the existing clawback policy would be difficult to enforce and did not require disclosure of any exercise of the policy.	The CLP Committee adopted resolutions that require disclosure of enforcement of the clawback policy with respect to any Section 16 officer, unless the Board or CLP Committee conclude that legal or privacy concerns would prevent such disclosure.

C. Components of our Fiscal 2021 Executive Compensation Program

The CLP Committee oversees our executive compensation program, which includes elements designed to support our compensation objectives and reward specific aspects of our financial performance that the Board believes are critical to driving long-term stockholder value in a sustainable manner. The CLP Committee is dedicated to ensuring that a substantial portion of executive compensation is "at-risk" and variable, with between 83% and 91% of the total direct compensation paid to the CEO and the other NEOs, tied to Company and individual performance.

Annual Compensation

The key components of total direct compensation under our fiscal 2021 executive compensation program, and how each supports our compensation objectives are listed below.

Compensation Element	Description	Primary Objectives
Base Salary	• Annual fixed cash compensation	• Provides a form of fixed compensation determined based on individual performance, level of responsibility, experience, internal equity, and competitive pay levels • Supports the attraction and retention of talented executives

Annual Cash Incentive Payments	• Annual cash incentive with payouts, if any, based on Company and individual performance
	
	• Targets determined at the beginning of the fiscal year
	
	• Payout decisions made following conclusion of fiscal year based on Company performance, including consideration of any unanticipated or unplanned extraordinary events
		• Incentivizes performance by linking annual cash compensation to attainment of key short-term performance goals:
		
		• by the Company, as measured against annual targets for the following metrics:
		
		  • adjusted operating income, weighted 65%;
		  NEW free cash flow, weighted 25%, and
		  NEW diversity, equity and inclusion, weighted 10%
		
		• by the individual, as measured by achievement of specific strategic goals and an assessment of individual performance.

Long-Term Incentive Compensation

Element Compensation	Description	Primary Objectives
Performance Shares (50%)	• Long-term incentive award with payout tied to achievement of Company performance over a three-year performance period **NEW** Performance targets established at the beginning of the three year performance period for each year during the performance period, with payout determined by the simple average of the three annual performance periods • Payable in common stock • Granted near start of fiscal year	• Incentivizes performance by linking long-term incentive compensation to performance over three one-year performance periods based on attainment of goals in the following metrics, as well as changes in share price on an absolute basis: **NEW** adjusted earnings per share growth, weighted 70%, and **NEW** adjusted revenue growth, weighted 30%. • Increases executive stock ownership • Facilitates retention and further aligns our executives' interests with those of our stockholders
Stock Options (25%)	• Provides opportunity to purchase stock at the grant date fair market value over a ten-year period from the grant date (subject to applicable vesting conditions) • Results in value only if stock price increases	• Incentivizes performance by linking realized compensation over long-term appreciation in stock price • Increases executive stock ownership • Facilitates retention and further aligns our executives' interests with those of our stockholders
RSUs (25%)	• Long-term incentive award with value fluctuating based on Company stock price performance • Payable in common stock	• Facilitates retention and further aligns interests with those of our stockholders by focusing executives on long-term objectives over a multi-year vesting period, with the value of the award fluctuating based on stock price performance • Increases executive stock ownership

D. Compensation Program Best Practices

The CLP Committee has adopted a number of commonly-viewed best practices that it believes are consistent with our compensation philosophy and serve the long-term interests of our stockholders. These include the following:

We DO Have This Practice	We DO NOT Have This Practice
✔ Incentive award goals that are objective and tied to key Company performance metrics	✖ Multi-year guarantees for salary increases, nonperformance based bonuses, or equity compensation
✔ A majority of compensation delivered as at-risk compensation in the form of equity-based awards that are tied to stockholder return	✖ Change in control excise tax gross-ups for NEOs
✔ Robust stock ownership guidelines	✖ Repricing of options without stockholder approval
✔ Policies prohibiting hedging/short sales of stock by directors, executives and senior employees	✖ Excessive perquisites
✔ Clawback policy	✖ Excessive severance and/or change in control provisions
✔ Double-trigger change in control severance for participating NEOs	✖ Payout of dividends or dividend equivalents on unearned or unvested equity
✔ Performance Share awards generally have a three-year performance period to drive sustainable value and promote retention	✖ Excessive pension or defined benefit supplemental executive retirement plan
✔ Market comparison of executive compensation against a relevant peer group	✖ A high percentage of fixed compensation

In addition, we actively engaged with stockholders in soliciting input on our executive compensation program. See "Corporate Governance—Board Responsibilities—Stockholder Engagement Program" for a summary of our stockholder engagement efforts.

II. Executive Compensation Philosophy and Process

A. Compensation Philosophy

The CLP Committee is responsible for establishing, implementing and monitoring our executive compensation philosophy and objectives. The CLP Committee typically reviews the philosophy on a quarterly basis to evaluate whether it reflects the views of the members, best practices at peer companies and the goals of the Company. The CLP Committee is currently undertaking a review of the compensation philosophy to modernize the philosophy and align it with the new vision, purpose and values of the Company.

The CLP Committee's focus is to provide a competitive compensation package that enables us to:

- Attract and retain talented executives;
- Reward Company and individual performance; and
- Link the interest of our senior executives to the interests of our stockholders.

Our executive compensation program is designed to:

- Be competitive with the pay practices of other companies of comparable size, scope and industry;
- Attract and retain executives who can contribute to our future success as a global organization;
- Create a strong linkage between pay and performance through the use of variable performance-based short-term and long-term incentive awards, such that executives will receive higher compensation in more successful periods for the Company and lower compensation during less successful periods; and
- Incentivize leaders to support the Company's culture and model desired behaviors, ensuring ethical behavior.

The CLP Committee believes that it has designed and implemented an executive compensation program that appropriately balances our short-term and long-term strategic objectives and otherwise links executive compensation with stockholder value, with approximately 83%-91% of the total direct compensation paid to the CEO and other NEOs in fiscal 2021, tied to Company performance.

Our executive compensation program, as described for Ms. Brewer, Ms. Barra and Messrs. Kehoe, Gourlay, Pagni and Standley generally has broader eligibility and, in most cases, applies to our executives outside of those NEOs.

Target Pay Mix[(1)]

Rosalind G. Brewer (CEO)

Base Salary	Annual Cash Incentive	Long-Term Equity Incentive
9%	19%	72%



At Risk
91%

Average of All Other NEOs

Base Salary	Annual Cash Incentive	Long-Term Equity Incentive
17%	19%	64%



At Risk
83%

[(1)] Target pay mix is based on total direct compensation (*i.e.*, annual base salary, target annual cash incentive and target long-term incentive compensation) and excludes one-time or sign-on awards and other elements of compensation, including perquisites. For Ms. Brewer, the target pay mix is based on her annual direct compensation agreed to pursuant to the terms of her offer letter and includes the target long-term incentive award that will be granted in fiscal 2022.

B. Compensation Decision-Making

The CLP Committee is responsible for overseeing our executive compensation program, which includes our annual cash incentive and long-term equity compensation programs as well as our retirement and other benefit programs and practices. The CLP Committee considers all elements of the program in total, as well as individual performance, Company-wide performance and internal equity and market compensation considerations, when making executive compensation-related decisions.

Market Review	Internal Review	Pay Decisions

• Performed by Mercer
• Considers peer pay practices
• Influences program design
• Provides benchmarking for senior executive roles
	• Our CEO evaluates performance
	• Our CEO and management review market data and internal comparable roles
	• Our CEO recommends to the CLP Committee program changes
	• Our CEO recommends to the CLP Committee any pay adjustments
		• Our CEO and management recommend to the CLP Committee any program changes to align with business objectives
		• Our CEO recommends pay adjustments
		• CLP Committee carefully considers:
		  • historical and current market practices,
		  • internal equity issues, and
		  • established market trends
		• CLP Committee decides any program and pay changes.

Our CEO, Ms. Brewer, reviews annually the performance and pay level of each of our "senior executives" (*i.e.*, certain Senior Vice President level executives and above), develops recommendations concerning the compensation of each senior executive, and presents those recommendations to the CLP Committee. The CEO does not make any recommendation concerning her own compensation. As CEO at the time fiscal 2021 compensation decisions were made, Mr. Pessina was responsible for reviewing the performance and pay levels for each of the senior executives with respect to fiscal 2021, other than decisions with respect to himself and Ms. Barra. For fiscal 2021, Mr. Skinner (and not Mr. Pessina) made recommendations concerning the compensation of Ms. Barra. The CLP Committee determined that no individual performance adjustment would be applied to the fiscal 2021 long-term incentive awards.

The composition of our peer group is reviewed annually by the CLP Committee and is updated as deemed appropriate by the CLP Committee in consultation with Mercer, our independent compensation consultant. In evaluating companies for inclusion in our peer group, the CLP Committee considers, among other factors, revenue size, industry and the peer groups of our closest competitors. The CLP Committee believes that our peer group appropriately reflects the industries and markets in which we compete for executive talent, and it includes companies in both the retail and healthcare industries. The CLP Committee also considers companies of similar global size, while balancing the need to have a peer group comprised of a sufficiently large number of companies so as to be able to derive meaningful insights and observations.

Set forth below is our fiscal 2021 peer group, which was the same peer group used for fiscal 2019 and fiscal 2020 compensation decisions, except for changes to reflect the mergers of Aetna and CVS and Express Scripts and Cigna:

Abbott Laboratories	Humana	PepsiCo
Anthem	Johnson & Johnson	Pfizer
Cardinal Health	Kroger	Procter & Gamble
Cigna	McDonald's	Target
Coca-Cola	McKesson	United Health
Costco	Medtronic	Wal-Mart
CVS Health	Mondelez	

The CLP Committee has made no changes to the peer group for fiscal 2022.

For the respective companies' most recently completed fiscal year for which data was available prior to the setting of fiscal 2021 compensation in October 2020, we were at the 66th percentile of our peer group in terms of revenue reported and the 15th percentile of our peer group in terms of market value. After the review of peer group data, the CLP Committee establishes base salary adjustments, annual cash incentive awards and long-term incentive awards, as applicable, for the NEOs and our other senior executives.

In each case, the CLP Committee generally targets total direct compensation at rates that result in median market levels when compared to our peer group. The actual positioning of target total direct compensation relative to the median varies based on each senior executive's experience and skill set, and generally results in senior executives who are newer to their role being placed lower in the range and those with more experience being placed higher in the range.

The target total direct compensation can also be differentiated from the peer group median for, among other reasons, an individual's performance or other contributions to our long-term performance.

C. Role of the Compensation Consultant

As noted above, the CLP Committee has engaged Mercer as its independent compensation consultant. Among other matters, the CLP Committee uses Mercer to provide information regarding market compensation practices and trends and to advise the CLP Committee on Non-Employee Director and executive compensation decisions, particularly with respect to our CEO and Executive Chairman. A representative of Mercer meets regularly with the CLP Committee and, as needed, has access to the CLP Committee and its Chair during and between regularly-scheduled meetings.

Beginning in January 2016, we also engaged Mercer to serve as the executive compensation consultant to our management team. The CLP Committee has reviewed and considered the relevant factors specified under SEC and Nasdaq rules regarding our relationship with Mercer and, based upon this review, has concluded that the advice it receives from Mercer is and was objective and is and was not influenced by any relationships Mercer or its affiliates may otherwise have with our management team, the Board, the Company or its subsidiaries. See "Corporate Governance—Board Committees and Meetings—Independent Compensation Advisor" above for more information regarding our relationship with Mercer and its affiliates.

III. Target Setting for Incentive Compensation

The CLP Committee set the short-term and long-term performance targets for our fiscal 2021 executive compensation program in October 2020. The CLP Committee believed at the time that the performance targets it established were rigorous yet achievable, and therefore established the targets so that they would be achieved, at the target performance level, if we successfully executed our operating plan for fiscal 2021 and the fiscal 2021-2023 performance period, therefore promoting demonstrable value creation for our stockholders.

A. 2021 Annual Cash Incentive Target

The CLP Committee approved the use of adjusted operating income, free cash flow, and diversity, equity and inclusion as the metrics for measuring Company and division performance for purposes of the annual cash incentive awards for fiscal 2021. The CLP Committee believes that this combination of metrics is consistent with our business objectives to both grow our existing business and to create cash to invest in our future business strategy, as well as drive our diversity, equity and inclusion objectives. The CLP Committee regularly reviews the selection of metrics and considers whether to incorporate other metrics, including other financial, non-financial, or relative metrics, into its short- and long-term incentive compensation programs, and elected to retain Adjusted Operating Income (weighted at 65%), and to add Free Cash Flow (weighted at 25%) and Diversity, Equity and Inclusion (weighted at 10%) as additional metrics, based on the rationale shown below:

Metric	Rationale
Adjusted Operating Income (weighted 65%)[1]	Reflects: • Overall operating performance and profitability • Effective cost management • Operational efficiency • Prudent allocation of resources
NEW **Free Cash Flow (weighted 25%)**[2]	Reflects: • The opportunity to invest in our key priorities, including innovation • Effective cost management • Operational efficiency • Prudent allocation of resources

NEW **Diversity Equity and Inclusion (weighted 10%)**	Reflects:
	• Ongoing commitment to a diverse and inclusive workforce, based on the following criteria:
	• Growth in the number of women in leadership roles (global – weighted at 25% for U.S. and 50% for International)
	  • Growth in the number of People of Color in leadership roles (U.S. – weighted at 25%)
	  • Compliance with diverse slates of candidates (global – weighted at 15% for U.S. and 25% for International)
	  • Compliance with diverse interview panels (global – weighted at 15% for U.S. and 25% for International)
	  • Increase in spend with diverse suppliers (U.S. – weighted at 20%)
	• Financial incentive for leadership behaviors that align with Company values

[1] Adjusted operating income is a non-GAAP financial measure that refers to our operating income, calculated in accordance with accounting principles generally accepted in the United States ("GAAP"), as adjusted to reflect certain specified adjustments approved by the CLP Committee. Such adjustments are made in accordance with the Walgreens Boots Alliance, Inc. Management Incentive Plan (the "MIP"), the plan under which annual cash incentive awards are paid to our executives. The CLP Committee reserves the right to make these adjustments to help ensure that certain items that are non-operating or otherwise out of management's control do not impact payouts in either a positive or negative manner in order to support the program objective of incenting operational performance with respect to key short-term performance goals.

[2] Free cash flow is the Company's Free Cash Flow as calculated for the fiscal 2021 budget, which is defined as net cash provided by (used in) operating activities, as defined for GAAP reporting purposes, less additions to property, plant and equipment, as further adjusted for any other unplanned or unknown material items as may be approved by the CLP Committee in accordance with the MIP. The CLP Committee reserves the right to make these adjustments to help ensure that certain items that are non-operating or otherwise out of management's control do not impact payouts in either a positive or negative manner in order to support the program objective of incenting operational performance with respect to key short-term performance goals. This measurement is calculated on a constant currency basis, eliminating the effects of variance to the Company's budget currency rate in manner consistent with internal management reporting.

For Ms. Brewer and our other participating NEOs (other than Mr. Standley), these results are based on our consolidated performance. The CLP Committee believes this design reinforces the need for collaboration among those executives. Mr. Standley's award is based 70% on the results of the U.S. business performance and 30% on our consolidated performance. This balance is intended to align his incentive more heavily with the performance of the business unit he leads, while still reinforcing the need for collaboration with the overall corporate objectives.

For fiscal 2021, the adjusted operating income target was set at $5,186 million and $4,885 million for WBA and the U.S. business, respectively. For fiscal 2021, the free cash flow target was set at $3,819 million and $4,394 million for WBA and the U.S. business, respectively. The targets were set in relation to our Board approved fiscal 2021 budget and were approved by the CLP Committee in October 2020. The CLP Committee believed that the targets it established were rigorous yet achievable in light of our internal forecast as well as the macroeconomic and industry environments at the time the goals were established in October 2020, in the midst of the COVID-19 pandemic.

	Company Performance (as a % of weighted target)	Award[1] (as a % of weighted target grant)
Adjusted Operating Income Performance Measure		
Below Threshold	<85%	0%
Threshold	85%	50%
Target	100%	100%
Maximum	≥115%	200%
Free Cash Flow Performance Measure		
Below Threshold	<70%	0%
Threshold	70%	50%
Target	100%	100%
Maximum	≥130%	200%
Diversity, Equity and Inclusion Performance Measure		
Below Threshold	<85% of prior year results	0%
Threshold	85%	50%
Target	100% of prior year results	100%
Maximum	>115%	200%

[1] Performance between threshold and target, or between target and maximum, will earn award on a straight line interpolated basis between 50% and 100% or between 100% and 200%, respectively.

In addition, the CLP Committee has approved the use of an individual performance factor, which could result in an incremental increase of up to 20% or decrease of as much as 100% in the annual cash incentive paid to an individual based on his or her performance. The use of this factor allows such individual's manager to differentiate payouts based on a qualitative assessment of individual performance against broader Company performance goals and objectives.

B. 2021 Long-Term Incentive Compensation Target

The CLP Committee approved the use of adjusted earnings per share growth (weighted 70%) and adjusted revenue growth (weighted 30%) for the fiscal 2021-2023 performance period as the metrics for measuring performance for purposes of the Performance Share awards. The CLP Committee believes that this combination of metrics, along with the metrics in the annual cash incentive program, strikes an appropriate balance with respect to incenting top-line growth, profitability, cash flow generation and important non-financial business imperatives. These metrics were selected based on the rationale shown below:

Metric	Rationale
Adjusted EPS Growth (weighted 70%)[1]	• Correlates with long-term stockholder value creation • Key indicator of sustainable, long-term profitability • Operational efficiency • Prudent allocation of resources
Adjusted Revenue Growth (weighted 30%)[2]	• Focus on increasing revenue in our base business and growing new revenue streams • Key indicator of growth of the business • Prudent allocation of resources and investments

For the NEOs (other than Mr. Skinner, who received performance-based RSUs while serving as Executive Chairman) and other corporate-level executives, results will be based on our consolidated performance, with no award tied to specific business unit results, which the CLP Committee believes reinforces the need for collaboration among those executives.

We do not publicly disclose our specific long-term incentive compensation target due to the potential for competitive harm. The 2021-2023 plan targets were set in relation to our Board approved three-year financial plan for the period and were approved by the CLP Committee in October 2020. The CLP Committee believed that the targets it established were rigorous yet achievable in light of our internal forecast as well as the macroeconomic and industry environments at the time the goals were established in October 2020, in the midst of the COVID-19 pandemic.

The following table illustrates the range of Performance Shares that can be earned under these awards depending on our performance during the fiscal 2021-2023 performance period:

Performance Measure	Company Performance (as a % of weighted target)	Performance Shares Earned[3] (as a % of weighted target grant)
Adjusted EPS Growth		
Below Threshold	<10 percentage points below growth target	0%
Threshold	10 percentage points below growth target	50%
Target	at growth target	100%
Maximum	≥10 percentage points above growth target	150%
Adjusted Revenue Growth		
Below Threshold	<5 percentage points below growth target	0%
Threshold	5 percentage points below growth target	50%
Target	at growth target	100%
Maximum	≥5 percentage points above growth target	150%

[1] "Adjusted EPS Growth" means GAAP diluted net earnings per share annual growth, as adjusted for acquisition-related amortization, LIFO inventory accounting, cost transformation expenses, asset impairments, acquisition-related costs, and any other unplanned or unknown significant items in accordance with the Company's Non-GAAP financial measures policy maintained by the Global Controllership as well as any other unplanned or unknown material items as may be approved by the CLP Committee in accordance with the Omnibus Incentive Plan, measured based on three one-year periods, with payouts determined based on the simple average of the formulaic achievement during the three one-year periods. As with adjusted operating income, the CLP Committee reserves the right to adjust our GAAP earnings per share to help ensure that certain items that are non-operating or otherwise out of management's control do not impact payouts in either a positive or negative manner in order to incent operational performance.

[2] "Revenue Growth" means the Company's year-over-year percent change in revenue as calculated under GAAP. Revenue shall be calculated on a constant currency basis, eliminating the effects of variance to the Company's three-year plan currency in a manner consistent with internal management reporting. Further, revenue shall be calculated on a basis that normalizes for changes in Average Wholesale Price and generic utilization within the U.S. reporting segment relative to the corresponding three year plan assumption, so as to eliminate the effects of these variables which may skew revenue in a way that is inconsistent with underlying business performance. As with adjusted EPS growth, the CLP Committee reserves the right to adjust revenue to help ensure that certain items that are non-operating or otherwise out of management's control do not impact payouts in either a positive or negative manner in order to incent operational performance.

[3] Performance between threshold and target, or between target and maximum, will earn Performance Shares on a straight line interpolated basis between 50% and 100% or between 100% and 150%, respectively.

IV. Annual Compensation

A. 2021 Base Salary Decisions

Base salary is a key component of compensation, both on its own and because annual incentive awards are calculated based on salary. In October 2020, the CLP Committee completed its annual review of market data and individual performance in connection with its consideration of base salary adjustments for the NEOs (other than Messrs. Pessina and Skinner). At the conclusion of the review, the CLP Committee approved no base salary increases for the then-serving NEOs in response to the impact of COVID-19 on our business and to support our front-line team members. As noted above, Ms. Brewer's annual base salary was determined at the time she joined the Company after considering the input of our independent compensation consultant, Mercer, and the level of compensation deemed necessary by the CLP Committee to recruit her to join the Company.

Name	2021 Annual Base Salary[1] ($)	% Increase from 2020
Stefano Pessina	—	0%
Rosalind G. Brewer	1,500,000	N/A
James Kehoe	945,563	0%
Ornella Barra	1,088,116	0%
John Standley	950,000	N/A
Marco Pagni	922,445	0%
Alexander W. Gourlay	1,088,116	0%
James A. Skinner	—	0%

[1]   Amounts for Ms. Barra, Mr. Pagni and Mr. Gourlay were determined and paid in British Pounds Sterling and converted to U.S. dollars at an exchange rate of approximately £1=1.36221 (the average exchange rate during fiscal 2021 used by the CLP Committee for purposes of executive compensation decisions).

B. 2021 Annual Cash Incentive Payments

For fiscal 2021, substantially all of our senior executives (including our NEOs other than Messrs. Pessina and Skinner) were eligible to receive an annual cash incentive payment through the MIP. The MIP rewards executives for achieving key financial and non-financial goals at both the Company and individual levels and is intended to align our senior executives' interests directly with our financial goals and leadership behaviors. For fiscal 2021, the target cash incentive opportunity for each of the NEOs who participated in the MIP was set considering market practices for each specific role, among other factors, and target percentages were unchanged from fiscal 2020 for continuing NEOs, as follows:

Name	2021 Target Bonus (% of Salary)
Stefano Pessina	0%
Rosalind G. Brewer	200%
James Kehoe	125%
Ornella Barra	125%
John Standley	100%
Marco Pagni	90%
Alexander W. Gourlay	125%
James A. Skinner	0%

For the participating NEOs, annual cash incentive payments were calculated as follows:



Earned Base Salary	x	Target Short-Term Incentive Opportunity %	x	Company Performance Against Annual Goals	=	Preliminary Cash Incentive Award Amount
Determined by reviewing: • Internal and market-based peer group benchmarks • Individual performance		Established using: • Market-based peer group benchmarks • Internal calibration		Adjusted Operating Income (65%) Free Cash Flow (25%) Diversity, Equity and Inclusion (10%)		↓ Individual Performance Adjustment ↓ Final Cash Incentive Award Amount

Company Performance. As described further in "—III. Target Setting for Incentive Compensation—A. 2021 Annual Cash Incentive Target" above, the CLP Committee approved the use of adjusted operating income (weighted 65%), free cash flow (weighted 25%) and diversity, equity and inclusion (weighted 10%) as the metrics for measuring Company performance for purposes of payment of annual cash incentive awards in fiscal 2021.

The CLP Committee retains the right under the MIP to modify the results of Adjusted Operating Income to exclude from the measurement of performance income impacts resulting from unusual or unpredictable events. For fiscal 2021, the CLP Committee used the same adjustments for purposes of reconciling Adjusted Operating Income (which is a non-GAAP financial measure) to our operating income as determined in accordance with GAAP as those we disclosed in our full year fiscal 2021 earnings release and related presentation on October 14, 2021. These adjustments to Adjusted Operating Income include impacts, both positive and negative, arising from the sale of the Pharmaceutical Wholesale business and gain from the German partnership. The U.S. business results, on which a portion of Mr. Standley's bonus was paid, were adjusted in accordance with the terms of the MIP to reflect an allocation of the contingency for initiatives that were delayed at the request of the Company and for certain charitable contributions made by the U.S. business at the request of the Company.

Free Cash Flow (which is a non-GAAP measure) was measured as total free cash flow for WBA, which included the adjustments to net cash provided by operating activities as determined in accordance with GAAP that we disclosed in our full year fiscal 2021 earnings release and related presentation on October 14, 2021. When targets were set in October 2020, the CLP Committee agreed that divisional Free Cash Flow, which was used for a portion of Mr. Standley's bonus, would be evaluated on divisional, directly controlled free cash flow (quantitative weighted at 70%) and quality and consistency of free cash flow delivery (weighted at 30%). This decision was intended to tie the divisional bonus to the free cash flow actually controlled by the division. Similar to Adjusted Operating Income, the results were adjusted for the positive and negative impacts of the sale of the Pharmaceutical Wholesale business.

The following sets forth the threshold, target and maximum goals, as well as actual results for fiscal 2021:

WBA Performance[(1)]

	Adjusted Operating Income ($ in millions)	Free Cash Flow ($ in millions)	Diversity, Equity and Inclusion[(3)]
Threshold	$4,296	$2,318	
Target	$5,054	$3,312	
Maximum	$5,812	$4,306	See details in table below
Result	$5,575	$3,889	
% Achievement	110%	117%	
% Payout	169%	153%	
Metric Weighting	65%	25%	10%
Total Weighted Payout %	109.85%	38.25%	10.838%
Total WBA Payout: 159%			

(1) WBA performance applies to all bonus eligible NEOs, except it is weighted at 30% for Mr. Standley.

U.S. Segment Performance[1]

	Adjusted Operating Income ($ in millions)	Free Cash Flow ($ in millions)	Diversity, Equity and Inclusion[3]
Threshold	$3,750	$3,009	
Target	$4,412	$4,299	
Maximum	$5,074	$5,589	See details in table below
Result	$4,646	$4,520	
% Achievement	105%	109%[2]	
% Payout	135%	122%	
Metric Weighting	65%	25%	10%
Total Weighted Payout %	87.75%	30.5%	10.838%
Total U.S. Segment Payout: 129%			

[1] U.S. segment performance is weighted at 70% for Mr. Standley.

[2] As described in more detail in the paragraph preceding these tables, this U.S. segment metric includes a qualitative component tied to quality and consistency of free cash flow delivery (weighted at 30% of this metric), which contributed to this achievement level.

[3] The table below shows the details of DEI performance:

WBA and Walgreens DEI Performance

	% Increase in Women Leadership[1]	% Increase in People of Color[2]	Compliance with Diverse Interview Panels and Slates of Candidates[3]	Diverse Supplier Spend ($ in millions)[4]
Threshold	Prior Year	Prior Year	N/A	$447
Target	+3%	+2%	100%	$500
Maximum	+8%	+3%	100%	$592
Result	+2.3%	+2.4%	100%	$521.5
% Achievement	85%	116.5%	100%	140%
Metric Weighting	2.5% U.S.	2.5% U.S.	3% U.S.	2% U.S.
Total Weighted Payout %	2.125% U.S.	2.913% U.S.	3% U.S.	2.8% U.S.
Total U.S. DEI Metric Payout: 10.838%				

[1] U.S. Weight: 25%.

[2] U.S. Weight: 30%.

[3] U.S. Weight: 25%.

[4] U.S. Weight: 20%.

Individual Performance. In order to improve our ability to link pay and performance for our senior executives, including each of the NEOs who participated in the MIP (Mses. Brewer and Barra and Messrs. Kehoe, Pagni, Standley and Gourlay), when the fiscal 2021 MIP performance design components were approved in October 2020, the CLP Committee retained the authority to adjust cash incentive award payments by up to 120% of the formula-driven MIP payout levels (subject to an aggregate maximum of 200% of target) or down to 0% of target. The CEO was given authority by the CLP Committee to recommend to the CLP Committee adjustments for participants other than herself. In October 2021, the CLP Committee reviewed individual performance for each of the NEOs and approved an individual performance payout level for Ms. Brewer of 110% to recognize her excellent efforts during the first six months of her tenure.

Payouts for Fiscal 2021 Performance. Fiscal 2021 cash incentive payments to our NEOs were as follows:

Name	2021 Cash MIP Award Eligible Salary[1] ($)	2021 Target Cash MIP Award (% of Salary)	2021 Target Cash MIP Awards[1] ($)	Company Performance (% of Target)	Individual Performance Adjustment	2021 Cash Incentive Award Payment[1] ($)
Stefano Pessina	$ —	—%	$ —	—	—	$ —
Rosalind G Brewer	$ 687,500	200%	$ 1,375,000	159%	110%	$2,404,875
James Kehoe	$ 945,563	125%	$ 1,181,954	159%	100%	$1,879,306
Ornella Barra	$ 1,088,116	125%	$ 1,360,145	159%	100%	$2,162,631
John Standley	$ 950,000	100%	$ 950,000	138%[2]	100%	$1,311,000
Marco Pagni	$ 922,445	90%	$ 830,201	159%	100%	$1,320,020
Alexander W. Gourlay	$ 1,088,116	125%	$ 1,360,145	159%	100%	$2,162,631
James A. Skinner	$ —	—%	$ —	—	—	$ —

[1] For Ms. Brewer, her cash incentive payout was based on the base salary earned by Ms. Brewer during the year following her hire date. Amounts for Ms. Barra, Mr. Pagni and Mr. Gourlay were determined and paid in British Pounds Sterling and converted to U.S. Dollars at an exchange rate of approximately £1.362214 (the average exchange rate during fiscal 2021 used by the CLP Committee for purposes of executive compensation decisions).

[2] Mr. Standley's bonus is based 70% on the performance of the U.S. business (129%) and 30% on the performance of WBA (159%) resulting in Company performance as a percentage of target of 138%.

V. Long-Term Incentive Compensation

The Company maintains a long-term incentive compensation program that is intended to further align our executives' interests with those of our stockholders. Long-term incentive compensation is granted annually under the Omnibus Incentive Plan.

A. 2021 Grants of Long-Term, Performance-Based Incentives

The CLP Committee granted to substantially all of our senior executives, including our participating NEOs, long-term incentives with the targeted mix and targeted grant values set forth below. The targeted long-term incentive value as well as the equity mix for the then-serving NEOs did not change as compared to fiscal 2020. In connection with her appointment to the Company and as discussed in further detail below, Ms. Brewer did not participate in the fiscal 2021 long-term incentive program, except that her new hire performance share awards had the same performance terms and conditions as the fiscal 2021 performance share grants to the other NEOs.

NEO	Stock Options	RSUs	Performance Shares	Target Value ($)
James Kehoe	25%	25%	50%	$4,500,000
Ornella Barra	25%	25%	50%	$4,500,000
John Standley	25%	25%	50%	$4,000,000
Marco Pagni	25%	25%	50%	$1,800,000
Alexander W. Gourlay	25%	25%	50%	$4,500,000
James A. Skinner	0%	100%	0%	*See Section VI for details*

The targeted equity mix used for fiscal 2021 was chosen in order to further align the Company's long-term incentive design with market practices and our business objectives, while continuing to align our leaders' interest with those of the stockholders. Ms. Brewer did not receive an annual award for fiscal 2021. As noted earlier, Mr. Pessina did not receive an equity award with respect to fiscal 2021.

B. 2021 Performance Share Award Grants

In October 2020, the CLP Committee authorized the grant of 50% of the target dollar amount of the fiscal 2021 total long-term, performance-based incentive award for eligible senior executives in the form of Performance Shares.

For the fiscal 2021 Performance Share awards, the CLP Committee decided that the performance metrics would be adjusted EPS growth (weighted 70%) and adjusted Revenue growth (weighted 30%). At the beginning of the three-year performance period, the CLP Committee set three one-year growth rate goals with the simple average of the three one-year periods determining the final payout. The payout can range from 0% to 150% of target for the fiscal 2021-2023 performance period based on actual results. See "—III. Target Setting for Incentive Compensation—B. 2021 Long-Term Incentive Compensation Target" above for more information regarding the performance goal.

The table below shows information regarding the Performance Shares granted to each of our NEOs who received Performance Share awards in November 2020. See Section VI below for the Performance Shares granted to Ms. Brewer as part of her new hire long-term incentive awards.

Name	Total Target Performance Share Award	Number of Performance Shares	Aggregate Grant Date Fair Value of Performance Share Award[1]
James Kehoe	$ 2,250,000	55,556	$ 1,891,126
Ornella Barra	$ 2,250,000	55,556	$ 1,891,126
John Standley	$ 2,000,000	49,383	$ 1,680,997
Marco Pagni	$ 900,000	22,222	$ 756,437
Alexander W. Gourlay	$ 2,250,000	55,556	$ 1,891,126

[1] Calculated based on the probable satisfaction of the performance conditions for such awards as of the date of grant. This value is less than the target economic value approved by the CLP Committee due to the difference in the average share price used to determine the number of shares ($40.50) and the stock price on the date of grant ($34.04).

C. 2021 Stock Option Grants

In October 2020, the CLP Committee authorized the grant of 25% of the target dollar amount of the fiscal 2021 total long-term, performance-based incentive award for eligible senior executives in the form of Stock Options.

Stock Options are granted at an exercise price of no less than fair market value of a share of our common stock on the grant date and vest in one-third annual increments commencing on the one-year anniversary of the grant date. Accordingly, Stock Options provide value to the recipients only if our share price increases following the grant date, and provide no realizable value to recipients if our share price does not increase.

As in prior years, the CLP Committee recognized individual performance through the application of an individual performance factor. The individual performance factor is based on such individual's performance during the prior year, which could result in an incremental increase or decrease in the target economic value of the Stock Options granted to such individual. In recognition of the impact of COVID-19 on our business, the CLP Committee determined that no individual multiplier would be applied to the fiscal 2021 stock option awards.

The table below shows information regarding the Stock Options granted to each of our NEOs who received Stock Options in November 2020. The Company used a Black-Scholes valuation model, based on the average closing price of a share of our common stock over the last 30 trading days of fiscal 2020, to determine the number of shares subject to the Stock Options granted.

Name	Total Target Dollar Value of Stock Option Award	Individual Performance Adjustment	Number of Stock Options	Aggregate Grant Date Fair Value of Stock Option Award[1]
James Kehoe	$1,125,000	100%	139,233	$1,015,009
Ornella Barra	$1,125,000	100%	139,233	$1,015,009
John Standley	$1,000,000	100%	123,762	$ 902,225
Marco Pagni	$ 450,000	100%	55,693	$ 406,002
Alexander W. Gourlay	$1,125,000	100%	139,233	$1,015,009

[1] This value is less than the target economic value approved by the CLP Committee due to the difference in the average share price used to determine the number of shares subject to the Stock Options granted ($40.50) and the stock price on the date of grant ($34.04).

D. 2021 Restricted Stock Unit Grants

In October 2020, the CLP Committee authorized the grant of the remaining 25% of the target dollar amount of the fiscal 2021 total long-term incentive awards for eligible senior executives in the form of RSUs. Given the volatile nature of the stock market, the CLP Committee believes that it is important for retention to have a portion of long-term incentives that is not tied to the achievement of performance goals or future stock price appreciation but still at-risk with the value fluctuating based on changes in stockholder value. RSUs also assist in attracting and retaining talented executives. The CLP Committee believes that RSUs are designed to complement Stock Options, and therefore the timing and structure of RSU grants are aligned with Stock Option grants in various ways. Similar to the annual Stock Option grants, the annual RSU grants vest one-third each year for three years, assuming continued employment through the applicable vesting date. Dividend equivalents with respect to RSUs are credited as additional RSUs, subject to the same vesting conditions as the underlying RSUs. Following vesting, each RSU is converted to one share of the Company's common stock.

The table below shows information regarding the RSUs granted to each of our NEOs who received RSUs in November 2020 (except Mr. Skinner, as noted below). See below for additional RSUs granted to Messrs. Kehoe and Standley during fiscal 2021 and see Section VI below for the RSUs granted to Mr. Skinner and to Ms. Brewer as part of her new hire long-term incentive awards.

Name	Total Target RSU Award	Number of RSUs	Aggregate Grant Date Fair Value of RSU Award[1]
James Kehoe	$1,125,000	27,778	$945,563
Ornella Barra	$1,125,000	27,778	$945,563
John Standley	$1,000,000	24,691	$840,842
Marco Pagni	$ 450,000	11,111	$378,218
Alexander W. Gourlay	$1,125,000	27,778	$945,563

[1] This value is less than the target economic value approved by the CLP Committee due to the difference in the average share price used to determine the number of shares subject to the RSUs granted ($40.50) and the stock price on the date of grant ($34.04).

E. Additional 2021 NEO Grants

In addition to the above annual RSU Awards, Messrs. Kehoe and Standley received the following awards during fiscal 2021:

Mr. Standley. Mr. Standley received sign-on awards of RSUs equal in economic value to $2 million, $500,000 of which vested on the one year anniversary of the date of grant and $1.5 million of which will vest one-third each year for three years. The number of RSUs awarded to Mr. Standley were 13,602 and 40,805, respectively. The number of shares was determined by dividing the economic value by the closing stock price on the date of grant ($36.76).

Mr. Kehoe. On April 20, 2021, the CLP Committee approved a special performance-based RSU award under the 2021 Omnibus Incentive Plan for Mr. Kehoe (the "CEO Transition RSUs") as his role was deemed critical to the organization during the CEO transition to Ms. Brewer. The CEO Transition RSUs are intended to provide an incentive to Mr. Kehoe to drive the performance and success of our business during this transitional period. The CEO Transition RSUs were granted on May 1, 2021 in the form of performance-based RSUs that vest one-half on May 1, 2022 and one-half on May 1, 2023. Under the award, Mr. Kehoe must achieve the following performance goals in 2022 and 2023 for the award to vest:

i)   Successful launch of the healthcare business model, in partnership with the healthcare leadership team;

ii)   Achievement of publicly disclosed cost transformation goals;

iii)   Successful completion of the Finance for the Future transformation program; and

iv)   Increasing the diversity of the global finance leadership team (VP and above).

These goals were designed to be challenging but achievable with strong management performance. There is no acceleration of vesting, except in the event of a termination of employment within one year following a qualifying change in control. The number of CEO Transition RSUs granted to Mr. Kehoe were equal to $2.0 million divided by the closing price per share of the Company's common stock on the grant date, resulting in 37,665 performance-based RSUs granted to Mr. Kehoe under this award.

F. Payout of 2019-2021 Long-Term Incentive Awards

In October 2018, Performance Shares were granted to our then-serving senior executives for the fiscal 2019-2021 performance period. The Performance Shares had a performance period of September 1, 2018 through August 31, 2021 and were contingent on the Company achieving its three-year cumulative adjusted EPS goals. The fiscal 2019-2021 target was set in relation to our Board approved three-year financial plan for the period and was approved by the CLP Committee in October 2018. The goals were designed to be challenging but achievable for the three-year performance period in light of our internal forecast as well as the macroeconomic and industry environments at the time.

The following chart sets forth the financial performance measure, performance period, the performance goals and corresponding payouts as a percentage of the target Performance Share opportunity for the fiscal 2019-2021 Performance Share cycle:

Performance Measure	Performance Level	Fiscal 2019-2021 Goal[1] ($)	Performance (as a % of Target)	% of Performance Shares Earned[2]
Cumulative Adjusted EPS	Below Threshold:	<16.15	<95%	0% of target grant
	Threshold:	16.15	95%	50% of target grant
	Target:	17.00	100%	100% of target grant
	Maximum:	18.7	110%	150% of target grant

[1]   The goals for the fiscal 2019 portion of the three-year performance period were reset in April 2019 to reflect a revised three-year plan, as approved by the Board and which was updated to reflect significant changes to external reimbursement rates from when the Board originally approved the Company's three-year plan. As disclosed in our fiscal 2020 proxy, the goal for the fiscal 2020 portion of the three-year performance period was adjusted to reflect the impacts of COVID-19 on the three year plan. Under the original terms of the awards, the target goal was set at $21.34 per share.

[2]   Performance between threshold and target, or between target and maximum, will earn Performance Shares on a straight line interpolated basis between 50% and 100% or between 100% and 150%, respectively.

The actual achievement over the three-year period was $17.23, or 101.4% of the goal resulting in a formulaic payout of 106.8% of target, and the CLP Committee used negative discretion to adjust the payout for the NEOs receiving a payout to 100% of target. Consequently, the CLP Committee approved the resulting Performance Share vesting levels for the NEOs who received such Performance Shares as follows: Mr. Pessina, 164,681 shares; Mr. Kehoe, 36,024 shares; Ms. Barra, 46,316 shares; Mr. Pagni, 18,526 shares and Mr. Gourlay, 46,316 shares.

VI. CEO and Executive Chairman Compensation

As noted elsewhere in this "Compensation Discussion and Analysis" section, Ms. Brewer's compensation was determined at the time she joined the Company after considering the advice of Mercer, our independent compensation consultant, and the level of compensation deemed necessary by the CLP Committee to recruit her to join the Company as well as the compensation that she would forfeit by accepting the position to be our CEO. In addition, unlike the other NEOs, Mr. Pessina elected to receive no compensation for fiscal 2021, other than limited perquisites, as described elsewhere in this "Compensation Discussion and Analysis" section. In addition, all of the compensation paid to Mr. Skinner as Executive Chairman in fiscal 2021 was in the form of equity-based awards, which was designed to further align his compensation with stockholder interests. Neither Mr. Pessina nor Mr. Skinner received a base salary in fiscal 2021 or was eligible to receive a cash incentive award for fiscal 2021.

A. Rosalind G. Brewer, our Current CEO

Ms. Brewer joined the Company on March 15, 2021 with a compensation package targeted to the median of our peer group of companies, 91% of which is at-risk. Her initial annual compensation package is as follows:

- Base salary of $1.5 million,
- Target bonus of 200% of salary,
- $11 million annual equity awards, beginning in fiscal 2022,[1] and
- 50 hours of personal use of the corporate jet.

[1] At the October 2021 meeting, the CLP Committee increased Ms. Brewer's target equity award for fiscal 2022 to $11.5 million in recognition of the excellent progress she has made in leading the transformation of the Company over her first six months in her role.

Ms. Brewer also received the following one-time payments:

- $20.2 million equity awards (½ RSUs and ½ Performance Shares) to replace a portion of the equity she forfeited from her prior employer and the equity she forfeited when she resigned from the board of directors of Amazon. The number of each of the Performance Shares and RSUs granted to Ms. Brewer is equal to one-half of the $20.2 million value divided by the closing price per share of the Company's common stock on the grant date. In the case of the Performance Shares, the performance metrics/goals, vesting date and other provisions are the same as the annual fiscal 2021 Performance Shares granted to the other NEOs, as described above, except that these Performance Shares will become fully vested upon an involuntary termination of employment without cause or voluntary resignation for good reason. The RSU terms and conditions are also the same as the annual RSUs granted to the other NEOs as of November 1, 2020, except for the same termination without cause and good reason vesting provisions, and the three-year vesting period starts as of Ms. Brewer's March 15, 2021 hire date.
- $4.5 million cash to replace a portion of the cash incentive Ms. Brewer forfeited from her prior employer, which is subject to repayment in the event Ms. Brewer is terminated for cause or resigns without good reason prior to the two-year anniversary of her start date.
- Relocation benefits and assistance consistent with our relocation program available to all executives.

Ms. Brewer is joining the Company at a critical time of transformation and was recruited specifically for her experience with other companies undergoing a transition, her significant leadership expertise and her deep experience in the retail industry. The sign-on awards are consistent with our philosophy to attract critical talent to grow our Company and were viewed as key to providing Ms. Brewer with an attractive offer to induce her to join the Company, and which is also tied to the future success of the Company. In particular, the equity awards provide Ms. Brewer with a significant equity stake in the Company and immediately aligned her interests directly with those of our stockholders. Ms. Brewer received a pro-rata annual incentive plan award for fiscal 2021 based on actual Company performance and her actual earnings during fiscal 2021 and did not participate in the long-term incentive award program in fiscal 2021. The CLP Committee, after consultation with Mercer, consider the annual package and one-time sign-on payments to be competitive for such a critical leader, fair and consistent with CEO pay at our peer companies.

B. Stefano Pessina, our Former CEO and Current Executive Chairman

Mr. Pessina was in the CEO role from September 1, 2020 until March 15, 2021, when Ms. Brewer joined the Company. Mr. Pessina elected to receive no compensation for his role as CEO, other than limited perquisites, as described elsewhere in this "Compensation Discussion and Analysis" section. Upon Ms. Brewer's appointment, Mr. Pessina became Executive Chairman.

C. James A. Skinner, our Former Executive Chairman

Mr. Skinner served as Executive Chairman between September 1, 2020 and March 15, 2021 when he transitioned to a Non-Employee Director role. The CLP Committee believes (after consultation with Mercer) that providing Mr. Skinner with substantially all of his Executive Chairman compensation in the form of RSUs was appropriate, and closely aligned his compensation with the interests of our stockholders. The CLP Committee also believes (after consultation with Mercer) that the amount of Mr. Skinner's Executive Chairman compensation package was consistent with current market practice for the compensation of executive chairs.

For fiscal 2021, in consideration of his service as our Executive Chairman, the CLP Committee granted Mr. Skinner an RSU award equal in total economic value to $8 million. The number of RSUs granted was determined by dividing the grant value by the average closing price for our common stock over the last 30 trading days of fiscal 2020, which was $40.50. In addition to the three-year vesting period, this RSU award also included a fiscal 2021 adjusted operating income performance goal originally designed to comply with the legacy performance-based compensation rules under Section 162(m) of the Code prior to U.S. tax reform. Pursuant to the terms of the award agreement, Mr. Skinner's award will vest on a prorated basis based on the portion of fiscal 2021 during which Mr. Skinner served as Executive Chairman upon his retirement from the Board. Following his transition to a Non-Employee Director role as of March 15, 2021, Mr. Skinner participated in our Non-Employee Director compensation program during the remainder of fiscal 2021.

Name	Total Dollar Value of RSU Award	Number of RSUs	Aggregate Grant Date Fair Value of RSU Award[1]
James A. Skinner	$8,000,000	197,531	$6,723,955

[1] This value is less than the target economic value approved by the CLP Committee due to the difference in the average share price used to determine the number of shares ($40.50) and the stock price on the date of grant ($34.04). Upon his retirement from the Board, this award will vest on a prorated basis on the portion of fiscal 2021 during which Mr. Skinner served as Executive Chairman.

VII. Retirement and Other Benefits

A. Retirement Plans and Programs

U.S. Plans. The primary retirement program applicable to our U.S. employees is a tax-qualified 401(k) Retirement Savings Plan (the "401(k) Plan"). The 401(k) Plan is a defined contribution plan designed to accumulate retirement funds for participating employees, including participating executive officers of the Company, via individual contributions and, following one year of employment, employer matching contributions. The retirement benefits available for the Company's executive officers under the tax-qualified 401(k) Plan are the same as those available for other eligible employees.

The Company also has a non-qualified supplemental retirement plan, the Walgreens Boots Alliance, Inc. Executive Retirement Savings Plan ("Executive Deferred Plan"). The Executive Deferred Plan replaces the contributions the Company is unable to provide under the 401(k) Plan as a result of various tax law limitations that restrict contributions made for highly-compensated participants under the 401(k) Plan. The amounts credited to the Executive Deferred Plan are unfunded, unsecured promises to pay a benefit in the future. The Executive Deferred Plan includes two features. First, participants receive Company contribution credits equal to the matching contributions that cannot be made to the 401(k) Plan due to the tax law limitations described above ("Company Contributions"). Second, participants may also elect to defer, on a pre-tax basis, up to (i) 50% of their annual base salary and/or (ii) 85% of their short-term incentive awards ("Participant Contributions"). A participant's account under the Executive Deferred Plan is credited with investment gains and/or losses based on the investment fund elections of the participant. Executive Deferred Plan accounts are paid following termination of employment. Company Contribution accounts are paid in a lump sum or installments, depending on the size of the account balance and the participant's age at the time of employment termination. Participant Contribution accounts are paid in a lump sum or installments over a selected number of years, based on the participant's advance election at the time of deferral.

Ms. Brewer and Messrs. Kehoe and Standley are the only NEOs who are currently eligible to participate in these plans.

UK Plans. Mr. Gourlay has accrued benefits in the Boots Pension Plan, which covers certain employees in the United Kingdom, as well as in two smaller defined benefits plans, the Boots Supplementary Pension Plan and the Boots Additional Pension Arrangement. The Boots Pension Plan is a funded final salary defined benefit plan providing a retirement pension and a dependent's pension on the death of the participant. The Boots Pension Plan was closed to future accruals effective June 30, 2010, with benefits calculated by reference to pensionable salaries as of that date. The plan is subject to an actuarial funding valuation on a triennial basis. The Boots Supplementary Pension Plan and the Boots Additional Pension Arrangement were also closed to future accruals effective June 30, 2010.

In lieu of further participation in any defined contribution plan, Ms. Barra and Messrs. Gourlay and Pagni receive a pension supplement of 40% of base salary, consistent with relevant market practice at the time of implementation.

B. Perquisites

We provide our NEOs and other senior executives with perquisites and other personal benefits that we believe are non-excessive and competitive with those offered by companies comparable to us. In April 2021, in consultation with Mercer, the CLP Committee conducted a review of these perquisites and other personal benefits and determined that they remained generally consistent with relevant market practice.

Aircraft Usage. Pursuant to our guidelines for aircraft usage, we permit the personal use of our aircraft by each of Ms. Brewer and Messrs. Pessina and Skinner. We also allow the partner or spouse of each, as applicable, to accompany the executive on such personal trips (in addition to accompanying him or her on business trips). In limited circumstances, pre-approved personal use of our aircraft by other senior executives is also permitted.

The CLP Committee has authorized each of Mr. Pessina and Mr. Skinner, during the time they served as CEO and Executive Chairman, respectively, to use our aircraft without requiring reimbursement for up to 20 flight hours per year for personal travel. During fiscal 2021, Mr. Pessina had limited usage of the aircraft for personal travel and Mr. Skinner did not use the aircraft for personal travel. Apart from the allocated hours, and from time to time, Mr. Pessina and Ms. Barra may charter our aircraft for his or her personal use, which they did not do during fiscal 2021. In such cases, they do so through a third-party chartering service on an arm's-length basis, and in doing so pay us market rates for the personal use of such aircraft.

Each of Mr. Pessina and Mr. Skinner, to the extent his use of our aircraft for personal travel exceeds the number of hours per year allowed by the CLP Committee without reimbursement, and our other senior executives who use our aircraft for personal travel, are required to reimburse us, pursuant to an aircraft time-sharing agreement consistent with Federal Aviation Administration regulations, an amount intended to approximate our incremental cost of such travel. To the extent either Mr. Pessina's or Mr. Skinner's use of our aircraft for personal travel without the need to reimburse us constitutes taxable income to him under applicable tax laws, then he pays the taxes on such income without gross-ups.

Pursuant to her offer letter, Ms. Brewer was authorized to use the aircraft without reimbursement for personal use up to 50 hours. In addition, the Company hired an outside security provider to perform a comprehensive security assessment with respect to Ms. Brewer. Based on its security assessment, the outside security provider recommended certain home security services be provided to Ms. Brewer and that Ms. Brewer continue to use corporate aircraft for all business and personal travel. Accordingly, the Company paid for certain security services for Ms. Brewer and corporate aircraft for all personal travel. Because the Company believes it is in the best interests of the Company and its stockholders to protect Ms. Brewer against possible security threats to her and her family members, the Company requires that Ms. Brewer accept such personal security protection. The Company also believes that the costs of this security are appropriate and necessary. Although the Company does not consider Ms. Brewer's required use of corporate aircraft for security purposes to be a perquisite or other personal benefit for the reasons described above, the Company has reported the costs related to the use of the corporate aircraft for personal travel in the "2021 All Other Compensation Table." Occasionally, Ms. Brewer's spouse or other guests may accompany her on corporate aircraft when the aircraft is already scheduled for business purposes and can accommodate additional passengers. In those cases, there is no additional aggregate incremental cost to the Company and, as a result, no amount associated with such use is reflected in the "2021 All Other Compensation Table."

Relocation and Related Benefits. Executive officers are eligible for certain relocation and related benefits if they are assigned to work in a country that is not their "home country" or are otherwise requested to relocate for their role (as defined in the applicable policies). Ms. Brewer and Mr. Standley received relocation benefits in fiscal 2021 in connection with these policies. In addition to certain other benefits described in the paragraph below, Mr. Gourlay and Mr. Pagni are entitled to certain other benefits, including car allowance; payment of certain costs associated with life and other insurance policies (including, in some cases, coverage for his spouse and dependent children); long-term disability coverage; and a guaranteed death-in-service benefit of five times base salary. If Mr. Gourlay or Mr. Pagni decline a particular benefit (other than the death-in-service benefit), then they may receive a cash payment in lieu thereof. Mr. Gourlay also receives certain tax equalization benefits and tax assistance (as described further below in "—C. Employment and Separation Arrangements") consistent with his expatriate assignment.

Other. We provide limited additional perquisites and other personal benefits to our NEOs and other senior executives, including an annual medical examination, limited reimbursement of health club dues, long-term disability, life insurance and personal accident insurance, preferred flight status with certain airline programs, and tax preparation services for executives with tax obligations in multiple countries. The perquisites and other benefits we provided to our NEOs during fiscal 2021 are further quantified in the footnotes in the "2021 Summary Compensation Table" under "—Executive Compensation Tables and Supporting Information" below.

C. Employment and Separation Arrangements

Rosalind Brewer and John Standley. For U.S.-based executives, including Ms. Brewer and Mr. Standley, we generally execute an offer of employment before an executive joins the Company. This offer describes the basic terms of the executive's employment, including his or her start date, starting salary, annual incentive target, long-term incentive award target and perquisites. The terms of the executive's employment are based thereafter on sustained good performance rather than contractual terms, and the Company's policies, such as the Executive Severance and Change in Control Plan, will apply as applicable. Under certain circumstances, the Company also recognizes that special arrangements with respect to an executive's employment may be necessary or desirable.

As described above, we entered into an offer letter with Ms. Brewer in connection with her joining the company as of March 15, 2021. We also entered into an offer letter with Mr. Standley who joined the Company as Executive Vice President, President of Walgreen Co. as of August 31, 2021, and has served as an executive officer since that time. In both cases, these offer letters set forth key elements of their compensation, including salary, the sign-on incentives described above, relocation benefits in accordance with Company policy and other employee benefits consistent with those received by the Company's other U.S.-based senior executives. In addition, Ms. Brewer's offer letter provides for certain expanded relocation benefits (relocation concierge services and expanded personal usage of the Company aircraft) and expanded termination without cause and good reason rights as applied to her one-time new hire cash and equity awards described above; and Mr. Standley's offer letter provides for a six-month extension to the standard relocation deadline (due to COVID-19), a slightly revised definition of "cause" (where applicable) and extended "good reason" rights (where applicable) for the first 15 months of his employment. The CLP Committee determined the terms of these offer letters based on input from Mercer, the compensation received by each at their prior employer as well as the negotiations of the parties.

Alexander Gourlay, Ornella Barra and Marco Pagni. Ms. Barra and Messrs. Gourlay and Pagni, each of whom was employed by Alliance Boots or its subsidiaries prior to the closing of Walgreen Co.'s acquisition of the remaining 55% interest of Alliance Boots on December 31, 2014 (the "Second Step Transaction"), have employment agreements from such time (and in the case of Mr. Pagni an updated agreement dated January 17, 2020). Formal employment agreements are a competitive market practice in the United Kingdom, where each of Messrs. Gourlay and Pagni was a resident when he entered into his employment agreement; and in Monaco, where Ms. Barra was a resident when she entered into her employment agreement.

Benefits provided to Ms. Barra pursuant to her agreement are described above in "—B. Perquisites" and in the "2021 Summary Compensation Table" under "—Executive Compensation Tables and Supporting Information" below. Ms. Barra's agreement provides for a 12-month notice period prior to termination of employment by either Ms. Barra or us, subject to certain exceptions set forth in the agreement. We also provide, at our expense, annual tax advice from external tax advisors relating to U.S. and UK tax returns in relation to Ms. Barra's employment with us.

In September 2013, Walgreens entered into a Secondment Agreement (the "Secondment Agreement") with Alliance Boots Management Services Limited, an affiliate of Alliance Boots, pursuant to which Alliance Boots may second certain of its employees to Walgreens for particular assignments. Since 2013, Mr. Gourlay has been seconded to Walgreens pursuant to the Secondment Agreement and an assignment letter, which was most recently extended in July 2020.

Benefits provided to Mr. Gourlay pursuant to his employment agreement are described above in "—B. Perquisites" and in the "2021 Summary Compensation Table" under "—Executive Compensation Tables and Supporting Information" below, and include cost of living and housing allowances, expenses associated with annual tax advice from external tax advisors related to Mr. Gourlay's employment with us, tax equalization benefits, and reimbursement of the difference between his real estate liability in the United States and his liability in the United Kingdom. Mr. Gourlay's agreement provides for a 12-month notice period prior to termination of employment by either Mr. Gourlay or us, subject to certain exceptions set forth in the agreement, and also provides for the payment of redundancy payments in certain circumstances.

Mr. Gourlay ceased serving as Co-Chief Operating Officer of the Company as of May 17, 2021 (the "Transition Date"). Pursuant to the terms of a Settlement Agreement between Mr. Gourlay and the Company dated June 30, 2021, he is serving as a Senior Advisor to the Company's CEO through December 31, 2021, at which time he will separate from the Company and return to the United Kingdom. The CLP Committee determined that it was in the best interest of the Company to enter into this Settlement Agreement to provide for a smooth transition of Mr. Gourlay's duties and responsibilities, to ensure that our new CEO has the benefit of Mr. Gourlay's guidance, experience and significant institutional knowledge for the first several months of her tenure, and to provide Mr. Gourlay with both contractual and enhanced separation benefits as described below.

This Settlement Agreement provides that, following the Transition Date, Mr. Gourlay will continue to receive his current annual base salary through December 31, 2021 and will continue to be eligible to earn an annual cash bonus at the current rate for fiscal year 2021 and a pro-rated bonus for fiscal year 2022 for the period September 1, 2021 to December 31, 2021 (based on his retirement eligible status under the terms and conditions of the MIP), subject to Company and individual performance for each applicable fiscal year.

Also pursuant to the Settlement Agreement, Mr. Gourlay's departure on December 31, 2021 will be considered a termination of his employment agreement by the Company not for cause. As such, pursuant to the applicable terms of his employment agreement, the Company will pay Mr. Gourlay an amount equal to his current base salary ($1,088,116) in 12 equal monthly installments commencing in January 2022 in lieu of the 12 months' notice required under the employment agreement. Mr. Gourlay meets the requirements for retirement eligibility (at least age 55 with ten years of service). As such, based on the approval of the CLP Committee, he is considered retirement eligible under the Omnibus Incentive Plan, and his outstanding equity awards will vest or be forfeited according to the terms of that Plan and the applicable award agreements. In addition, following his departure and pursuant to the terms of his employment agreement and the applicable UK severance plan called the Boots UK Redundancy Scheme, Mr. Gourlay will receive a redundancy payment of $1,925,251, which is based on the applicable redundancy pay formula under this Boots UK Scheme, as applied to Mr. Gourlay's years of service with WBA and predecessor companies. Following his departure, Mr. Gourlay will remain subject to the confidentiality, non-disclosure, non-solicitation, non-competition and non-disparagement obligations that apply under his employment agreement, the Settlement Agreement and/or other applicable agreements and Company policies.

Also pursuant to the Settlement Agreement, and subject to his execution of a general release of claims, Mr. Gourlay will receive a separation payment of $1,362,214 (referred to in the Agreement as an *ex gratia* payment), and in recognition of the fact that Mr. Gourlay relocated to the United States at the request of the Company, the Company will support Mr. Gourlay's relocation back to the United Kingdom, including assisting Mr. Gourlay with the sale of his U.S. residence and paying Mr. Gourlay any difference between the sale price and the original purchase price Mr. Gourlay paid for the property in 2013. Based on the actual sales price of Mr. Gourlay's U.S. residence, the Company did not incur any costs in this regard. Pursuant to the Settlement Agreement, the Company will also continue to provide Mr. Gourlay with tax preparation assistance through the UK tax year ending in 2022 and will provide private medical insurance to Mr. Gourlay and his spouse through its standard programs until the end of the policy year ending in 2022. The Settlement Agreement includes certain confidentiality obligations and provides for a release of claims both at the time of entering into the Agreement and at the end of the transition period. The CLP Committee determined that the above Settlement Agreement terms, including the payment and benefits in addition to Mr. Gourlay's contractual entitlements, were necessary and appropriate in exchange for Mr. Gourlay's obligations under the agreement – in particular in order to support and promote a smooth leadership transition as described above.

Benefits provided to Mr. Pagni pursuant to his employment agreement are described above in "—B. Perquisites" and in the "2021 Summary Compensation Table" under "—Executive Compensation Tables and Supporting Information" below, and include expenses associated with annual tax advice from external tax advisors related to Mr. Pagni's employment with us. Mr. Pagni's agreement provides for a six-month notice period prior to termination of employment by either Mr. Pagni or us, subject to certain exceptions set forth in the agreement, and also provides for the payment of redundancy payments in certain circumstances.

Mr. Pagni ceased serving as Global Chief Administrative Officer and General Counsel of the Company as of September 13, 2021 (the "Transition Date"), and he continued to serve as Senior Advisor through November 30, 2021, at which time he separated from the Company, pursuant to the terms of a Settlement Agreement between Mr. Pagni and the Company dated June 16, 2021. The CLP Committee determined that it was in the best interest of the Company to enter into this Settlement Agreement with

Mr. Pagni to provide for a smooth transition of Mr. Pagni's duties and responsibilities, to ensure that his successor has the benefit of Mr. Pagni's guidance, experience and significant institutional knowledge during the transition period, and to provide Mr. Pagni with both contractual and enhanced separation benefits as described below.

This Settlement Agreement provides that, following the Transition Date, Mr. Pagni will continue to receive his current annual base salary through November 30, 2021 and will continue to be eligible to earn an annual cash bonus at the current rate for fiscal 2021 and a pro-rated bonus for fiscal 2022 for the period September 1, 2021 to November 30, 2021 (based on his retirement eligible status under the terms and conditions of the MIP), subject to Company and individual performance for each applicable fiscal year.

Also pursuant to the Settlement Agreement, Mr. Pagni's departure on November 30, 2021 was considered a termination of his employment agreement by the Company not for cause. As such, pursuant to the applicable terms and conditions of his employment agreement, the Company will pay Mr. Pagni an amount representing six months of his current base salary ($461,223) in six equal monthly installments commencing in December 2021 in lieu of the six months' notice required under the employment agreement. Mr. Pagni meets the requirements for retirement eligibility (at least age 55 with 10 years of service). As such, based on the approval of the CLP Committee, he is considered retirement eligible under the Omnibus Incentive Plan, and his outstanding equity awards have vested or were forfeited according to the terms of that Plan and the applicable award agreements. In addition, following his departure and pursuant to the terms of his employment agreement and the currently-applicable Boots UK Redundancy Scheme, Mr. Pagni will receive a redundancy payment of $928,437, which is based on the applicable redundancy pay formula under this Boots UK Scheme, as applied to Mr. Pagni's years of service with WBA and predecessor companies. Mr. Pagni will remain subject to the confidentiality, non-disclosure, non-solicitation, non-competition and non-disparagement obligations that apply under his employment agreement, the Settlement Agreement and/or other applicable agreements and Company policies.

Pursuant to the Settlement Agreement and subject to his execution of a general release of claims, Mr. Pagni will receive a separation payment of $1,675,322 (referred to in the Agreement as an *ex gratia* payment), and the Company will also continue to provide Mr. Pagni with U.S., Irish and UK tax preparation assistance through the UK tax year ending in 2024. The Settlement Agreement includes certain confidentiality obligations and provides for a release of claims both at the time of entering into the agreement and at the end of the transition period. The CLP Committee determined that the above Settlement Agreement terms, including the payment and benefits in addition to Mr. Pagni's contractual entitlements, were necessary and appropriate in exchange for Mr. Pagni's obligations under the agreement – in particular in order to support and promote a smooth leadership transition as described above.

D. Severance and Change in Control Plan

We maintain the Walgreens Boots Alliance, Inc. Executive Severance and Change in Control Plan (the "CIC Plan"). The CIC Plan provides eligible executives certain severance benefits (a) upon an involuntary termination by us at any time (other than for cause or upon death or disability, as those terms are defined in the CIC Plan) or (b) within one year following a "change in control," upon an involuntary termination not for cause, death or disability, or upon a voluntary termination for "good reason" (as those terms are defined in the CIC Plan).

The CIC Plan contains a double-trigger feature with respect to a change in control, meaning that the CIC Plan requires both a change in control and a qualifying termination of employment within one year following the change in control in order to receive severance benefits. If the payments and benefits to a participant under the CIC Plan would subject the participant to an excise tax, then such payments will be reduced by the minimum amount necessary to avoid such excise tax, but only if such reduction will result in the participant receiving a higher net after-tax amount.

Ms. Brewer and Messrs. Kehoe and Standley are the only NEOs who are currently eligible for benefits under the CIC Plan, as (1) Mr. Pessina and previously Mr. Skinner, as Executive Chairmen, are not eligible for participation in the CIC Plan, and (2) the other NEOs would receive benefits pursuant to their individual employment agreements in lieu of benefits under the CIC Plan.

Ms. Brewer's, Mr. Standley's and Mr. Kehoe's benefits under the CIC Plan and the other NEOs' benefits under their individual employment arrangements (and settlement agreements in the case of Messrs. Gourlay and Pagni) are described under "—Executive Compensation Tables and Supporting Information—2021 Potential Payments upon Termination or Change in Control."

VIII. Executive Compensation Corporate Governance

A. Compensation Risk Oversight

The CLP Committee retained Mercer to conduct a risk review of our compensation programs and assess whether any of our incentive compensation plans, either individually or in the aggregate, would encourage our executives or employees to undertake unnecessary or inappropriate risks that were reasonably likely to have a material adverse impact on us. The CLP Committee reviewed this external risk assessment of our variable pay plans and considered several factors, including the type of plan; the number of participants in each plan; the participants' levels within the organization; the target and maximum payout potential; performance criteria under each plan; and risk mitigating controls in place for each plan.

As part of these assessments, our management and the CLP Committee, as well as Mercer, evaluated those plans that were identified as having the potential to deliver a significant amount of compensation, which included the short-term and long-term incentive programs described elsewhere in this "Compensation Discussion and Analysis" section.

The CLP Committee thereafter concluded that it was not reasonably likely that risks arising from our compensation policies and practices would have a material adverse effect on us due to a variety of factors. In reaching this conclusion, the CLP Committee considered the following:

- Our compensation programs are designed to provide a mix of both fixed and variable incentive compensation;
- Our compensation programs are balanced between a variety of different measures, and both short-term and long-term incentives are designed to reward execution of our short-term and long-term corporate strategies;
- We allocate compensation among base salary, annual cash incentives, and long-term incentives, such as Stock Options, Performance Shares and RSUs, that include both time of service and performance-based criteria;
- The annual cash incentive component involves cash-based plan awards with payouts tied to the achievement of pre-established Company-wide financial and individual performance objectives;
- Long-term incentive compensation includes components that are paid based on results averaged out over a number of years and that vest over an extended period;
- Executives are required to own a specified level of shares in order to comply with the stock ownership guidelines described in "—B. Stock Ownership Guidelines" below, which encourages focusing on enhancing long-term stockholder value in a sustainable manner;
- As described below under "—C. Compensation Recovery (Clawback) Policy," we have adopted a clawback policy applicable to all officers that is designed to allow us to recover incentive compensation paid if there is a restatement of financial results or misconduct, including fraud;
- As described below under "—D. Anti-Hedging and Anti-Pledging Policies," we have a policy that prohibits directors, executives and senior employees from participating in transactions designed to hedge or speculate on any change in our stock price ensuring that, as designed, directors, executives and senior employees bear the full risk of their ownership of our securities and have the same objectives as the Company's other stockholders; and
- We have incentive programs that provide the CLP Committee with discretion to make downward adjustments to certain payments or awards under the component programs.

In light of the absence of any significant changes in our executive compensation program since this review, the CLP Committee continues to believe that it is not reasonably likely that risks arising from our compensation policies and practices would have a material adverse effect on us, primarily for the same reasons set forth above.

B. Stock Ownership Guidelines

The Board first adopted executive stock ownership guidelines in 2008. Under the current guidelines, each senior executive has five years from the date of election or appointment to his or her position to achieve the lesser of the fixed or variable ownership level associated with his or her position. The minimum stock ownership guidelines for our Chief Executive Officer and other senior executives are as follows:

Executive Level	Fixed Number of Shares	Variable Number of Shares[1]
Executive Chairman	230,000	5x Salary
Chief Executive Officer	230,000	5x Salary
Chief Operating Officer	130,000	4x Salary
Executive Vice President	60,000	3x Salary
Senior Vice President	30,000	2x Salary

[1]   Variable number of shares equals stated salary multiple divided by share price as of the measurement date.

The following are included in determining stock ownership for purposes of these guidelines (to the extent applicable):

• restricted stock and RSUs, discounted by an assumed tax rate of 35% and only up to 50% of the applicable ownership target;

• shares held by minor dependents and spouses; and

• shares owned outright, such as shares acquired upon the vesting of Performance Shares and the exercise of Stock Options.

In October 2021, the CLP Committee reviewed our executives' progress towards meeting these guidelines. The CLP Committee concluded that each of the continuing NEOs has either met the stock ownership requirement applicable to him or her or is within the five-year transition period.

More information about the stock ownership guidelines applicable to Non-Employee Directors can be found in "Corporate Governance—Director Compensation—Non-Employee Director Stock Ownership Guidelines" above.

C. Compensation Recovery (Clawback) Policy

The Board has adopted a compensation recovery, or "clawback," policy for cash and equity incentive awards paid to executive officers. If there is a restatement of financial results or other misconduct (including fraud), then the policy allows the CLP Committee to seek reimbursement of the incremental portion of incentive compensation paid to executive officers in excess of the awards that would have been paid based on the restated financial results or in the absence of such misconduct. The CLP Committee may look back over the three-year period prior to the restatement or other misconduct for the recoupment, and may also look to both current and former executive officers.

The policy provides the CLP Committee with the discretion to recoup amounts of excess incentive compensation paid to an officer in conjunction with any materially incorrect results (even if not resulting in a restatement), or misconduct on the part of the executive officer, including fraud or other conduct that would lead to a "for cause" termination (as defined in the Company's clawback policy). The clawback policy requires disclosure of any exercise of the clawback policy for any Section 16 officer, unless the Board or CLP Committee concludes that legal or privacy concerns would prevent such disclosure.

In addition to the clawback policy, our CEO and Global Chief Financial Officer are subject to any clawbacks that may be required under the Sarbanes-Oxley Act of 2002.

D. Anti-Hedging and Anti-Pledging Policies

We have adopted, as part of our insider trading policy, prohibitions on the short sale of our common stock and other securities and transactions in publicly-traded options relating to Company securities, as well as the purchase or sale of financial instruments that are designed to hedge or offset any decrease in the market value of our common stock or other securities. These policies prohibit our directors, officers and senior employees, including each of the NEOs, from hedging the risk of their ownership of our common stock through the use of financial mechanisms, such as exchange funds, prepaid variable forward contracts, equity swaps, puts, calls, collars and other derivative instruments.

This policy also prohibits our directors, officers and senior employees, including each of the NEOs, from pledging our common stock or other securities as collateral for a loan without the prior written approval of our Global Chief Legal Officer and our Corporate Secretary where specified criteria are met.

Compensation Committee Report

The following Compensation Committee Report shall not be deemed to be incorporated by reference into any filing we may make under the Securities Act or the Exchange Act, notwithstanding any general statement contained in any such filing incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

The Compensation and Leadership Performance Committee reviews the Company's Compensation Discussion and Analysis on behalf of the Board. The Compensation and Leadership Performance Committee has reviewed and discussed the Compensation Discussion and Analysis with management.

Based on this review and discussion, the Compensation and Leadership Performance Committee recommended to the Board that the Compensation Discussion and Analysis above be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2021.

Compensation and Leadership Performance Committee

Nancy M. Schlichting, Chair
José E. Almeida
Ginger L. Graham
Valerie B. Jarrett
John A. Lederer

Executive Compensation Tables and Supporting Information

2021 Summary Compensation Table

The following table shows information regarding the compensation of each Named Executive Officer ("NEO") for fiscal 2021, 2020 and 2019. The values shown represent each NEO's compensation during the fiscal year, including the grant date fair value of equity awards that were granted during a fiscal year that vest in a future year or years, subject to the terms and conditions of each award.

Certain amounts paid to or earned by certain NEOs were paid or accrued in British Pounds Sterling. In the tables below, amounts for fiscal 2021 (other than the pension value calculations, as noted in footnote 6 below) were converted to U.S. dollars at an exchange rate of approximately £1=$1.362214 (the average exchange rate during fiscal 2021 used by the CLP Committee for purposes of executive compensation decisions).

Name and Principal Position[1]	Fiscal Year	Salary ($)	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total Compensation ($)
Stefano Pessina Executive Chairman and Former CEO	2021	—	—	—	—	—	—	131,064	131,064
	2020	—	—	13,180,703	4,252,100	—	—	50,384	17,483,187
	2019	—	—	13,158,012	5,969,372	—	—	28,818	19,156,202
Rosalind G. Brewer Chief Executive Officer	2021	695,652	4,500,000	20,200,048	—	2,404,875	—	532,923	28,333,498
James Kehoe Executive Vice President and Global Chief Financial Officer	2021	945,563	—	4,836,701	1,015,009	1,879,306	—	76,998	8,753,577
	2020	941,719	521,626	5,207,062	1,435,077	467,179	—	83,756	8,656,419
	2019	918,750	1,250,000	2,878,318	1,566,937	—	—	70,710	6,684,715
Ornella Barra Chief Operating Officer, International	2021	1,088,116	—	2,836,689	1,015,009	2,162,631	—	493,086	7,595,531
	2020	1,010,809	559,894	5,207,062	1,435,077	497,545	—	501,221	9,211,841
	2019	986,173	—	3,700,648	2,014,662	—	—	433,059	7,134,542
John Standley Executive Vice President, Walgreens Boots Alliance, Inc. and President, Walgreens	2021	950,000	—	4,521,481	902,225	1,311,000	—	50,142	7,734,848
Marco Pagni Former Global Chief Administrative Officer and General Counsel	2021	922,445	—	1,134,655	406,002	1,320,020	—	437,855	4,220,977
Alexander W. Gourlay Former Co-Chief Operating Officer	2021	1,088,116	—	2,836,689	1,015,009	2,162,631	707,609	629,123	8,439,177
	2020	1,010,809	559,894	5,207,062	1,435,077	501,454	1,643,925	641,289	10,999,510
	2019	986,926	—	3,700,648	2,014,662	—	878,167	645,092	8,225,495
James A. Skinner Former Executive Chairman	2021	—	—	6,723,955	—	—	—	—	6,723,955
	2020	—	—	8,787,116	—	—	—	10,597	8,797,713
	2019	—	—	9,398,557	—	—	—	—	9,398,557

[1] Ms. Brewer and Messrs. Standley and Pagni became NEOs in 2021. Messrs Pagni, Gourlay and Skinner ceased to serve as Executive Officers on September 13, 2021, May 17, 2021 and March 15,2021, respectively.

[2] The amount reported in this column for Ms. Brewer represents her cash sign-on award, which was paid following her March 15, 2021 hire date, and is subject to repayment if Ms. Brewer resigns (except for good reason) or is terminated for cause prior to the two-year anniversary of her hire date.

[3] Represents the aggregate grant date fair value, determined in accordance with FASB ASC Topic 718, of RSUs (for all NEOs other than Mr. Pessina) and Performance Shares (for all NEOs other than Messrs. Pessina and Skinner) granted under the Omnibus Incentive Plan during the fiscal year. These values do not represent amounts paid to or realized by the applicable NEO. The amounts included for the Performance Shares granted during fiscal 2021 are calculated based on the probable satisfaction of the performance conditions for such awards and the price of our common stock as of the date of grant. Assuming the highest level of performance is achieved for the annual Performance Shares granted during fiscal 2021, the maximum value at the grant date would be as follows: Ms. Brewer: $15,150,035; Ms. Barra: $2,836,689; Mr. Gourlay: $2,836,689; Mr. Kehoe: $2,836,689; Mr. Standley $2,521,496; and Mr. Pagni $1,134,655. See "—Compensation Discussion and Analysis—V. Long-Term Incentive Compensation—B. 2021 Performance Share Award Grants" above for further information regarding these awards. For the performance-based RSU award granted to Mr. Kehoe in May 2021, because the award agreement provides for one vesting level, there is no grant date fair value in excess of the amount reported in the table above based on maximum performance. Upon his retirement from the Board, Mr. Skinner's fiscal 2021 grant will be prorated to reflect the portion of fiscal 2021 that he served as Executive Chairman. For additional information regarding our stock compensation plans, see Note 13 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2021 (the "2021 Annual Report"). Stock awards that remained outstanding as of August 31, 2021 are reflected in the "2021 Outstanding Equity Awards at Fiscal Year-End" table below.

(4) Represents the grant date fair value, determined in accordance with FASB ASC Topic 718, of Stock Options granted under the Omnibus Incentive Plan during the fiscal year. These values do not represent amounts paid to or realized by the applicable NEO. See "—Compensation Discussion and Analysis" above for further information regarding these awards. The grant date fair value of each option granted in fiscal 2021 was determined using the Black-Scholes option pricing model, with weighted-average assumptions of: risk-free interest rate (U.S. Treasury security rates for the expected term of the option), .59%; average expected life of options, 6.17 years; volatility (based on historical and implied volatility of the Company's common stock), 34.12%; dividend yield (the Company's cash dividend for the expected term), 3.31%; and weighted average grant date fair value (granted at market price), $7.29. For additional information regarding our stock compensation plans, see Note 13 to the consolidated financial statements included in the 2021 Annual Report. Stock options that remained outstanding as of August 31, 2021 are reflected in the "2021 Outstanding Equity Awards at Fiscal Year-End" table below.

(5) Includes the annual incentive compensation, if any, earned for each fiscal year (or portion thereof) pursuant to the MIP.

(6) For Mr. Gourlay, reflects changes in pension value. The fiscal 2021 amount represents the pension value in U.S. dollars as of the end of fiscal 2021, using the exchange rate at that time (£1=$1.3787), minus the pension value in U.S. dollars as of the end of fiscal 2020, using the exchange rate at that time (£1=$1.3300). Year-over-year changes in pension value are driven in large part due to changes in actuarial pension assumptions. See the "2021 Pension Benefits" table below and the "—Compensation Discussion and Analysis—VIII. Retirement and Other Benefits" section above for further information.

(7) Detail of the amounts reported in the "All Other Compensation" column for fiscal 2021 is provided in the table below.

Item	Stefano Pessina ($)	Rosalind G. Brewer ($)	James Kehoe ($)	Ornella Barra ($)	John Standley ($)	Marco Pagni ($)	Alexander W. Gourlay ($)	James A. Skinner ($)
Life Insurance	4,978	6,364	7,004	4,978	11,002	4,978	4,978	—
Expatriate Allowances(A)	—	—	—	—	—	—	165,060	—
Pension Supplements(B)	—	—	—	435,246	—	368,978	435,246	—
Executive Deferred Retirement Savings Plan(C)	—	—	45,368	—	—	—	—	—
Perquisites, Personal Benefits and Relocation(D)	126,086	526,559	24,626	52,862	39,140	63,899	23,839	—
Total	131,064	532,923	76,998	493,086	50,142	437,855	629,123	—

(A) For Mr. Gourlay, includes amounts paid pursuant to his Secondment Agreement, including cost of living allowances ($36,148), reimbursement of the difference between his real estate tax liability in the United Kingdom and his real estate tax liability in the United States ($100,973), and expenses associated with annual tax advice from external tax advisors ($27,939) relating to his remuneration. See "—Compensation Discussion and Analysis—VII. Retirement and Other Benefits—C. Employment and Separation Arrangements" above. These allowances were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the service provider or the executive, as applicable.

(B) Consists of a cash payment in lieu of participation in a defined contribution plan.

(C) Includes Company matching contribution credits under this Plan.

(D) For Mr. Pessina, includes personal use of the Company's aircraft ($105,252) and expense associated with annual tax advice from external tax advisors ($20,834).

For Ms. Brewer, includes expenses related to her relocation to Illinois, including moving expenses ($171,839), travel and house hunting expenses ($3,793), temporary living expenses ($9,118) and tax gross ups ($146,938), the Company's incremental costs relating to long-term disability and personal accident benefits ($45,430) and personal use of the Company's aircraft ($149,441). Other than the personal aircraft usage described below, the benefits were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the service provider or the executive, as applicable.

For Mr. Kehoe, includes the Company's incremental costs relating to long-term disability and personal accident insurance benefits ($21,805), personal accident insurance benefit and tax gross ups ($2,406) and personal use of the Company car ($415).

For Ms. Barra, includes commuting costs ($30,787) and expenses associated with annual tax advice from external tax advisors ($22,075). The expenses were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the service provider or the executive, as applicable.

For Mr. Standley, includes expenses related to his temporary living expenses ($9,524) and associated tax gross ups ($7,811). Along with the Company's incremental costs relating to long-term disability and personal accident insurance benefits ($21,805).

For Mr. Pagni, includes car allowance ($27,925) (or cash payment in lieu thereof), expenses associated with annual tax advice from external tax advisors ($32,053), Private Medical Insurance ($3,471) and gym subsidy ($450). These allowance and expenses were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the service provider or the executive, as applicable.

For Mr. Gourlay, includes a car allowance ($23,839) (or cash payment in lieu thereof).

For executives with personal use of the Company's aircraft, the Company determines the amount associated with personal use of its aircraft by calculating the incremental cost to it by multiplying the aircraft's hourly variable operating cost by a trip's flight time, which includes any flight time of an empty return flight. Variable operating costs include: (1) landing, parking, passenger ground transportation, crew travel and flight planning services expenses; (2) supplies, catering and crew traveling expenses; (3) aircraft fuel and oil expenses; (4) maintenance, parts and external labor (inspections and repairs); and (5) any customs, foreign permit and similar fees. Fixed costs that do not vary based upon usage are not included in the calculation of direct operating cost.

2021 Grants of Plan-Based Awards

The following table shows information regarding the incentive awards granted to the NEOs for fiscal 2021.

Name	Award Type[1]	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)[5]	Exercise or Base Price of Option Awards ($/Sh)[6]	Grant Date Fair Value of Stock and Option Awards ($)[7]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Stefano Pessina	RSU	—	—	—	—	—	—	—	—	—	—	—	—
	PS	—	—	—	—	—	—	—	—	—	—	—	—
	MIP			—	—	—	—	—	—	—	—	—	—
Rosalind Brewer	RSU	3/15/2021	1/26/2021							183,740			10,100,024
	PS	3/15/2021	1/26/2021				91,735	183,470	275,205				10,100,024
	MIP			687,500	1,375,000	2,750,000							
James Kehoe	SO	11/1/2020	10/28/2020								139,233	34.04	1,015,009
	RSU	11/1/2020	10/28/2020							27,778			945,563
	RSU	5/01/2021	4/20/2021					37,665					2,000,012
	PS	11/1/2020	10/28/2020				27,778	55,556	83,334				1,891,126
	MIP			590,977	1,181,954	2,363,908							
Ornella Barra	SO	11/1/2020	10/28/2020								139,233	34.04	1,015,009
	RSU	11/1/2020	10/28/2020							27,778			945,563
	PS	11/1/2020	10/28/2020				27,778	55,556	83,334				1,891,126
	MIP			680,073	1,360,145	2,720,290							
John Standley	SO	11/1/2020	10/28/2020								123,762	34.04	902,225
	RSU	9/1/2020	8/31/2020							40,805			1,499,992
	RSU	9/1/2020	8/31/2020							13,602			500,010
	RSU	11/1/2020	10/28/2020							24,691			840,482
	PS	11/1/2020	10/28/2020				24,692	49,383	74,075				1,680,997
	MIP			475,000	950,000	1,900,000							
Marco Pagni	SO										55,693	34.04	406,002
	RSU	11/1/2020	10/28/2020							11,111			378,218
	PS	11/1/2020	10/28/2020				11,111	22,222	33,333				756,437
	MIP	11/1/2020	10/28/2020	415,100	830,201	1,660,401							
Alexander W. Gourlay	SO	11/1/2020	10/28/2020								139,233	34.04	1,015,009
	RSU	11/1/2020	10/28/2020							27,778			945,563
	PS	11/1/2020	10/28/2020				27,778	55,556	83,334				1,891,126
	MIP			680,073	1,360,145	2,720,290							
James A. Skinner	RSU	11/1/2020	10/28/2020							197,531			6,723,955

[1] Includes Stock Options (SO), Performance Shares (PS), and Restricted Stock Units (RSU) issued under the Omnibus Incentive Plan and annual cash incentives payable under the MIP.

[2] These amounts represent the threshold, target, and maximum annual incentives under the MIP for fiscal 2021. The related performance targets and results are described above in "—Compensation Discussion and Analysis." For the MIP, the threshold award was set at 50% of the target award, and the maximum award was set at 200% of the target award.

[3] These share numbers represent the threshold, target, and maximum Performance Share awards for the fiscal 2021-2023 performance period. The threshold award was set at 50% of the target Performance Share award, and the maximum award was set at 150% of the target Performance Share award. The Performance Share awards are subject to pro-rated or accelerated vesting in certain circumstances, including, as a result of retirement. For Mr. Kehoe, also includes the "CEO Transition" performance-based RSUs granted to Mr. Kehoe on May 1, 2021, which vest one-half on each of the first and second anniversaries of the grant date, subject to satisfaction of applicable performance goals, as described above in "—Compensation Discussion and Analysis" and subject to forfeiture in certain circumstances and full accelerated vesting upon a qualifying termination within one year following a change in control of the Company.

[4] Represents the number of RSUs granted in fiscal 2021, as follows: (a) the annual RSUs granted on November 1, 2020 (except the award to Mr. Skinner), the RSUs granted to Ms. Brewer as of her hire date, and the first-listed RSUs granted to Mr. Standley on September 1, 2020 vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and the final one-third on the third anniversary of the grant date, subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances; (b) the second-listed RSUs granted to Mr. Standley on September 1, 2020 vested in full on the one-year anniversary of the grant date; and (c) the RSUs granted to Mr. Skinner vest on the third anniversary of the grant date, subject to the satisfaction of performance criteria originally designed to comply with the legacy performance-based rules under Section 162(m) of the Code prior to U.S. tax reform and subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances, including if Mr. Skinner ceases to serve on the Board in certain circumstances. Upon his retirement from the Board, Mr. Skinner's fiscal 2021 grant will be prorated to reflect the portion of fiscal 2021 that he served as Executive Chairman.

[5] The Stock Option awards vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and the final one-third on the third anniversary of the grant date, subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances (including, as a result of retirement). The Stock Options expire on the tenth anniversary of the grant date.

[6] The exercise price for Stock Option awards is the per-share closing price of the Company's common stock on the grant date.

[7] Represents the aggregate grant date fair value, determined in accordance with FASB ASC Topic 718 of all equity awards granted to the NEOs during fiscal 2021, with the amounts included for the Performance Shares calculated based on the probable satisfaction of the performance conditions for such awards at the time of the grant. For additional information regarding our stock compensation plans, see Note 13 to the consolidated financial statements included in our 2021 Annual Report.

2021 Outstanding Equity Awards at Fiscal Year-End

The following table shows information regarding the outstanding equity awards held by each of the NEOs as of August 31, 2021.

		Option Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Awards That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Stefano Pessina	2/12/2016	263,273	—	77.08	2/12/2026				
	11/1/2016	410,798	—	82.46	11/1/2026				
	11/1/2017	504,710	—	67.01	11/1/2027				
	11/1/2018	263,110	131,951	79.90	11/1/2028				
	11/1/2019	139,916	280,252	57.38	11/1/2029				
	11/1/2019					55,277	2,805,323		
	11/1/2018							164,681	8,357,561
	11/1/2019							153,139	7,771,804
Rosalind Brewer	3/15/2021					186,862	9,483,255		
	3/15/2021							183,470	9,311,103
James Kehoe	11/1/2018	69,065	34,637	79.90	11/1/2028				
	11/1/2019	47,221	94,585	57.38	11/1/2029				
	11/1/2020	—	139,233	34.04	11/1/2030				
	11/1/2019					15,546	788,982		
	12/10/2019					13,796	700,155		
	11/1/2020					28,915	1,467,440		
	5/1/2021							38,361	1,946,840
	11/1/2018							36,024	1,828,218
	11/1/2019							43,070	2,185,803
	11/1/2020							55,556	2,819,467
Ornella Barra	11/1/2015	84,466	—	84.68	11/1/2025				
	11/1/2016	140,844	—	82.46	11/1/2026				
	11/1/2017	161,506	—	67.01	11/1/2027				
	11/1/2018	88,799	44,534	79.90	11/1/2028				
	11/1/2019	47,221	94,585	57.38	11/1/2029				
	11/1/2020	—	139,233	34.04	11/1/2030				
	11/1/2019					15,546	788,982		
	12/10/2019					13,796	700,155		
	11/1/2020					28,915	1,467,440		
	11/1/2018							46,316	2,350,537
	11/1/2019							43,070	2,185,803
	11/1/2020							55,556	2,819,467

Name	Grant Date	Option Awards[1]				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Awards That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
John Standley	11/1/2020	—	123,762	34.04	11/1/2030				
	9/1/2020					42,475	2,155,622		
	9/1/2020					14,159	718,558		
	11/1/2020					25,702	1,304,361		
	11/1/2020							49,383	2,506,187
Marco Pagni	11/1/2015	41,465	—	84.68	11/1/2025				
	11/1/2016	60,738	—	82.46	11/1/2026				
	11/1/2017	69,649	—	67.01	11/1/2027				
	11/1/2018	29,599	14,845	79.90	11/1/2028				
	11/1/2019	17,314	34,682	57.38	11/1/2029				
	11/1/2020	—	55,693	34.04	11/1/2030				
	11/1/2019					6,219	315,615		
	12/10/2019					6,208	315,045		
	11/1/2020					11,566	586,965		
	11/1/2018							18,526	940,195
	11/1/2019							17,228	874,321
	11/1/2020							22,222	1,127,767
Alexander W. Gourlay	11/1/2015	84,466	—	84.68	11/1/2025				
	11/1/2016	140,844	—	82.46	11/1/2026				
	11/1/2017	161,506	—	67.01	11/1/2027				
	11/1/2018	88,799	44,534	79.90	11/1/2028				
	11/1/2019	47,221	94,585	57.38	11/1/2029				
	11/1/2020	—	139,233	34.04	11/1/2030				
	11/1/2019					15,546	788,982		
	12/10/2019					13,796	700,155		
	11/1/2020					28,915	1,467,440		
	11/1/2018							46,316	2,350,537
	11/1/2019							43,070	2,185,803
	11/1/2020							55,556	2,819,467
James A. Skinner	11/1/2018					131,020	6,649,85		
	11/1/2019					165,745	8,411,576		
	11/1/2020					205,617	10,435,050		
	Various					89,382	4,536,136		

[1] For each of the unvested Stock Option awards, one-third of the award vests on each of the first, second and third anniversary of the grant date. All unvested Stock Options are subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances, including, upon retirement and, with respect to the awards to Mr. Pessina, if he ceases to serve on the Board in certain circumstances.

[2] Includes the number and value of the unvested RSUs awarded under the Omnibus Incentive Plan, and includes dividend equivalents through August 31, 2021. The RSUs granted to Mr. Skinner on November 1, 2018 and November 1, 2019 vest on the third anniversary of the grant date. The RSUs granted on December 10, 2019 vested one half on September 1, 2020 and vested one half on September 1, 2021. The RSUs granted on November 1, 2019 vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and the remainder on the third anniversary of the grant date. All RSUs are subject to forfeiture in certain circumstances or full or pro-rated accelerated vesting in certain circumstances, including, with respect to the awards to Messrs. Skinner and Pessina, if they cease to serve on the Board in certain circumstances. See footnote (4) to the Grants of Plan-Based Awards table above for a description of the terms of RSUs granted during fiscal 2021. For Mr. Skinner, this column also includes 89,382 DSUs, which includes DSUs acquired as a result of dividend equivalents, outstanding as of August 31, 2021. These DSUs will be settled in stock following Mr. Skinner's termination of service as a director in accordance with the terms and conditions of the Omnibus Incentive Plan, subject to his election options relating to the timing and form of payment.

[3] Except as described below, represents the number and value of Performance Shares based on the target performance level. As described in the "—Compensation Discussion and Analysis" section, the Performance Shares granted in November 2019 vest, if at all, based on the Company's cumulative adjusted EPS performance over the fiscal 2020-2022 performance period, and the Performance Shares granted in November 2020 vest, if at all, based on the Company's adjusted EPS growth and adjusted revenue growth performance over each of the component fiscal years in the fiscal 2021-2023 performance period. In October 2021, the CLP Committee certified the performance achievement and released the Performance Shares granted in November 2018 relating to the fiscal 2019-2021 performance period. With respect to the November 2018 Performance Shares, the number of units reported in this table represent the actual number of shares that vested, with the market value determined based on the August 31, 2021 closing stock price. The Performance Share awards are subject to pro-rated or accelerated vesting in certain circumstances, including upon retirement and, with respect to the awards to Mr. Pessina, if he ceases to serve on the Board in certain circumstances. See footnote (3) to the Grants of Plan-Based Awards table above for a description of the terms of the performance-based RSUs granted during fiscal 2021 that are shown in these columns.

2021 Option Exercises and Stock Vested

The following table shows information regarding stock vested by each of the NEOs during fiscal 2021. No options were exercised during fiscal 2021.

	Option awards		Stock awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Stefano Pessina[1]	—	—	121,050	4,172,539
Rosalind Brewer	—	—	—	—
James Kehoe[2]	—	—	47,247	2,143,250
Ornella Barra[3]	—	—	45,919	1,613,000
John Standley	—	—	—	—
Marco Pagni[3]	—	—	20,290	713,144
Alexander W. Gourlay[3]	—	—	45,919	1,613,000
James A. Skinner[4]	—	—	101,871	3,467,685

[1] Award represents Performance Shares vested on August 31, 2020, with performance certified and Performance Shares released in October 2020 and RSUs granted on November 1, 2019 including related dividend equivalents, which vested 1/3 on November 1, 2020.

[2] Awards represent RSUs granted on June 1, 2018 including related dividend equivalents, which vested on June 1, 2021, RSUs granted on November 1, 2019 including related dividend equivalents, which vested 1/3 on November 1, 2020, and RSUs granted on December 10, 2019 including related dividend equivalents, which vested 1/2 on September 1, 2020.

[3] Award represents Performance Shares vested on August 31, 2020, with performance certified and Performance Shares released in October 2020, Also includes RSUs granted on November 1, 2019 including related dividend equivalents, which vested 1/3 on November 1, 2020, and RSUs granted on December 10, 2019 including related dividend equivalents, which vested 1/2 on September 1, 2020.

[4] Awards represent RSUs granted on November 1, 2017 including related dividend equivalents, which vested on November 1, 2020 (and upon certification of performance achievement).

2021 Pension Benefits

The following table shows information regarding the estimated present value of accumulated pension benefits for Mr. Gourlay.

In connection with the Second Step Transaction, the Company assumed certain of Alliance Boots' defined benefit pension plans. The principal defined benefit pension plan is the Boots Pension Plan, which covers certain employees in the United Kingdom. The Boots Pension Plan is a funded final salary defined benefit plan providing a retirement pension and a dependent's pension on the death of the participant. The Boots Pension Plan was closed to future accruals effective June 30, 2010, with benefits calculated by reference to pensionable salaries as of that date. The plan is subject to an actuarial funding valuation on a triennial basis.

The Company also assumed two smaller defined benefit plans in the United Kingdom, the Boots Supplementary Pension Plan and the Boots Additional Pension Arrangement, both of which were also closed to future accruals effective June 30, 2010. These plans were intended to supplement the benefits provided under the Boots Pension Plan for eligible senior employees of Alliance Boots.

Benefits under these plans are payable upon retirement (age 60 under all plans) or death or, in certain cases, upon early retirement. Participants in the Boots Pension Plan and Boots Supplementary Pension Plan have the option of receiving a portion of their pension as a tax-free cash sum upon retirement. Participants in the Boots Additional Pension Arrangement are paid their benefit as a single lump sum. Even though these plans are closed to future accruals, the present value of accumulated benefits can fluctuate significantly from year to year based on changes in the underlying actuarial pension assumptions. Other than Mr. Gourlay, no other NEO is currently a participant in these plans or any other defined benefit plan of the Company.

Name	Plan Name	Number of Years of Service Credit (# of years)	Present Value of Accumulated Benefits ($)[1]	Payments During Last Year ($)
Alexander W. Gourlay	Boots Pension Plan	25.5	5,898,079	—
	Boots Supplementary Pension Plan	5.7	155,793	—
	Boots Additional Pension Arrangement	1.7	6,335,127	—

[1] These values were converted from British Pounds Sterling to U.S. dollars using the exchange rate (£1=$1.3787) as of August 31, 2021, the last day of our fiscal year. Prior to such conversion, these values in British Pounds Sterling were £4,278,000, £113,000, and £4,595,000, respectively.

2021 Nonqualified Deferred Compensation

The following table reflects fiscal 2021 contributions, earnings, withdrawals and end-of-year balances for participating NEOs under the Walgreens Boots Alliance, Inc. Executive Deferred Retirement Savings Plan, which is referred to below as the "Executive Deferred Plan". See "Compensation Discussion and Analysis" above for further information regarding the Executive Deferred Plan.

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End (8/31/20) ($)[2]
James Kehoe	Executive Deferred Plan	510,162	45,368	146,956	—	830,469

[1] The amount shown in this column reflects company contributions under the Executive Deferred Plan, which are also reported as "All Other Compensation" in the "2021 Summary Compensation Table" above.

[2] This column includes the following amounts that were previously reported in the Summary Compensation Table as compensation for fiscal years 2019 and 2020: 2019 = $59,225; and 2020 = $56,527.

2021 Potential Payments upon Termination or Change in Control

The information below describes the compensation and benefits payable to each of the NEOs in the event of termination of his or her employment as of August 31, 2021, and as of the later indicated separation dates in the cases of Messrs. Skinner, Gourlay and Pagni to the extent indicated below. The actual amounts to be paid under any of the scenarios can only be determined at the time of such NEO's separation from the Company. Furthermore, the CLP Committee retains discretion to provide additional benefits to senior executives upon termination or resignation if it believes the circumstances so warrant.

Upon termination of employment for any reason, each NEO will be entitled to receive amounts earned during his or her employment. These amounts may include:

- Any earned awards that are not yet paid, including unpaid approved awards under the MIP for the completed fiscal year and unpaid vested Performance Share awards under the Omnibus Incentive Plan for the completed fiscal year;
- Vested Stock Options;
- Accrued benefits under certain legacy Alliance Boots pension plans (applies to Mr. Gourlay);
- Earned but unused vacation pay and paid time off; and
- Base salary earned through the date of termination.

Under the terms of certain of the Company's compensation arrangements, if the payments and benefits to a participating NEO under such compensation arrangement would subject the NEO to the excise tax imposed by Section 4999 of the Code, then such payments will be reduced by the minimum amount necessary to avoid such excise tax or, if provided in the applicable compensation arrangements for an NEO, paid in full with the NEO responsible for any associated excise tax or reduced by the minimum amount necessary to avoid such excise tax, based on whether such payment or reduction would result in the NEO receiving a higher net after-tax amount. The amounts described in this section do not reflect the application of any reduction in compensation or benefits pursuant to the terms of the applicable compensation arrangements.

Unless otherwise noted, the information below also does not include amounts earned for fiscal 2021 that are shown in the "2021 Summary Compensation Table" above.

Mr. Pessina. Mr. Pessina's sole compensation in fiscal 2019 and 2020 consisted of the Performance Share and Stock Option awards issued in fiscal 2019 and 2020, and RSUs issued in fiscal 2020. As described above, Mr. Pessina elected to receive no compensation for fiscal 2021, other than limited perquisites. Upon termination of his employment as of August 31, 2021, the exclusive benefits provided to Mr. Pessina would be:

- In the event of Mr. Pessina's disability or death, he would receive full accelerated vesting of all unvested Performance Share, RSU and Stock Option awards;
- In the event Mr. Pessina's employment is terminated within one year after a change in control of the Company (other than for cause), he would receive full accelerated vesting of the fiscal 2019 and 2020 Stock Option awards, the fiscal 2020 RSUs and the fiscal 2019 Performance Share awards, and he would receive pro-rated vesting of the fiscal 2020 Performance Share awards; and
- In the event Mr. Pessina resigns from the Board, he would receive full vesting of the fiscal 2019 and 2020 Performance Share awards, the fiscal 2019 and 2020 Stock Option awards, and the fiscal 2020 RSUs (subject to "retirement" approval by the CLP Committee).

In each case except for termination following a change in control, the actual Performance Shares earned will be based on the Company's performance and settled at the end of the performance period. In the event of termination within one year following a change in control, the pro-rated Performance Shares are payable at target and settled within 45 days of termination of service.

As Executive Chairman, Mr. Pessina does not participate in any of the Company's employee benefit plans, including the CIC Plan.

Mr. Skinner. While serving as Executive Chairman through March 15, 2021, Mr. Skinner's sole compensation in fiscal 2019, 2020 and 2021 consisted of the RSU awards issued in those years. Both previously as Executive Chairman, and currently as a non-employee director, Mr. Skinner does not participate in any of the Company's employee benefit plans, including the CIC Plan.

Mr. Skinner did not receive any separation or retirement benefits in connection with his transition from serving as Executive Chairman to Non-Employee Director. As noted above, Mr. Skinner is not standing for reelection and is retiring from the Board at the Annual Meeting. The exclusive benefits provided to Mr. Skinner upon retirement will be the vesting of his outstanding RSU awards in accordance with their terms, as shown and quantified in the table below, including the proration of Mr. Skinner's fiscal 2021 RSU award to reflect the portion of fiscal 2021 during which he served as Executive Chairman.

Ms. Brewer. Ms. Brewer is eligible to participate in the Company's employment benefit plans, including the CIC Plan, under which she would receive severance benefits (a) of $9,000,000 in cash severance (two times annual salary and target annual bonus) and $13,770 in subsidized COBRA premiums upon an involuntary termination by us at any time (other than for cause or upon death or disability, as those terms are defined in the CIC Plan); or (b) of $11,250,000 in cash severance (two and one-half times annual salary and target annual bonus) and $13,770 in subsidized COBRA premiums upon an involuntary termination without cause or a voluntary termination for "good reason" (as those terms are defined in the CIC Plan) within one year following a "change in control". See below for the treatment of Ms. Brewer's RSU and performance share awards upon the various termination of employment scenarios, and note that voluntary termination of employment for good reason is treated the same as involuntary termination without cause for purposes of those awards. If Ms. Brewer resigned (not for good reason) or was terminated for cause prior to the two-year anniversary of her start date, she would be required to pay to the Company the $4,500,000 cash sign-on award received in connection with her hire.

Mr. Kehoe. Mr. Kehoe is eligible to participate in the Company's employment benefit plans, including the CIC Plan, under which he would receive severance benefits (a) of $4,255,033 in cash severance (two times annual salary and target annual bonus) and $22,626 in subsidized COBRA premiums upon an involuntary termination by us at any time (other than for cause or upon death or disability, as those terms are defined in the CIC Plan); or (b) of $5,318,792 in cash severance (two and one-half times annual salary and target annual bonus) and $22,626 in subsidized COBRA premiums upon an involuntary termination without cause or a voluntary termination for "good reason" (as those terms are defined in the CIC Plan) within one year following a "change in control". See below for the treatment of Mr. Kehoe's outstanding long-term incentive awards upon the various termination of employment scenarios, including the CEO Transition RSUs granted to Mr. Kehoe on May 1, 2021.

Mr. Standley. Mr. Standley is eligible to participate in the Company's employment benefit plans, including the CIC Plan, under which he would receive severance benefits (a) of $3,800,000 in cash severance (two times annual salary and target annual bonus) and $9,820 in subsidized COBRA premiums upon an involuntary termination by us at any time (other than for cause or upon death or disability) or, during the first 15 months of his employment (*i.e.*, through November 30, 2021), upon a voluntary termination for "good reason", in all cases as those terms are defined in the CIC Plan and Mr. Standley's employment offer letter; or (b) of $4,750,000 in cash severance (two and one-half times annual salary and target annual bonus) and $9,820 in subsidized COBRA premiums upon an involuntary termination without cause or a voluntary termination for good reason within one year following a "change in control". See below for the treatment of Mr. Standley's outstanding long-term incentive awards upon the various termination of employment scenarios, including the RSU awards granted to Mr. Standley on September 1, 2020.

Ms. Barra and Messrs. Gourlay and Pagni. Each of these NEOs has an employment agreement that sets forth potential payments to be made upon qualifying termination events. Because of the existence of these employment agreements, none of these NEOs is eligible for benefits under the CIC Plan. Certain amounts described herein would be paid in British Pounds Sterling; amounts shown in U.S. dollars are based on the average exchange rate during fiscal 2021 used by the CLP Committee for purposes of executive compensation decisions of £1=$1.362214.

Ms. Barra may be terminated for cause (as specified in her employment agreement) and would receive no payments. Termination by the Company not for cause or resignation by Ms. Barra requires 12 months' notice; accordingly, Ms. Barra would be entitled to her base salary and all other compensation and benefits during this notice period; provided, however, that the Company may terminate Ms. Barra's employment immediately and pay in monthly installments through the end of the notice period a total of £1,118,299 ($1,523,362), which represents base salary and cash payments in lieu of participation in a defined contribution plan (*i.e.*, pension supplement). No additional payments would be made to Ms. Barra should her termination occur in connection with a change in control. In the event of a termination due to permanent disability or death as a result of an accident, Ms. Barra would receive three times her base salary pursuant to a personal accident insurance policy paid by the Company, which equals £2,396,355 ($3,264,349). Upon death while employed, a lump sum death benefit of £3,993,925 ($5,440,581) would be payable (pursuant to a life insurance policy paid for by the Company), which represents five times Ms. Barra's base salary.

As described in the Compensation Discussion and Analysis section of this Proxy Statement, pursuant to the terms of a Settlement Agreement between Mr. Gourlay and the Company dated June 30, 2021, Mr. Gourlay ceased serving as Co-Chief Operating Officer of the Company as of May 17, 2021, and is serving as a Senior Advisor to the Company's CEO through December 31, 2021, at which time he will separate from the Company. This Settlement Agreement provides that Mr. Gourlay will continue to receive his current annual base salary through December 31, 2021, and, pursuant to the MIP, will be eligible for a pro-rated bonus for fiscal year 2022 for his period of service from September 1, 2021 to December 31, 2021, subject to Company and individual performance for each applicable fiscal year ($453,382 at pro-rated target).

Also pursuant to the Settlement Agreement, following Mr. Gourlay's employment separation on December 31, 2021, the Company will pay Mr. Gourlay (1) an amount equal to his current base salary ($1,088,116) in 12 equal monthly installments commencing in January 2022 in lieu of the 12 months' notice required under Mr. Gourlay's employment agreement, (2) a redundancy payment of $1,925,251 pursuant to the Boots UK Redundancy Scheme, and (3) an additional "ex gratia" separation payment of $1,362,214. Based on approval of the CLP Committee, Mr. Gourlay is retirement eligible under the Omnibus Incentive Plan, and his outstanding equity awards will vest or be forfeited according to the terms of that plan and the applicable award agreements, as described and quantified below. In addition, pursuant to the Settlement Agreement the Company will support Mr. Gourlay's relocation back to the United Kingdom (estimated value of $750,000) will continue to provide Mr. Gourlay with tax preparation assistance through the UK tax year ending in 2022 (estimated value of $20,000 per year) and will provide private medical insurance to Mr. Gourlay and his spouse through its standard programs until the end of the policy year ending in 2022 (estimated value of $2,500 per year).

The information above (and in the table below) does not include benefits to be paid to Mr. Gourlay pursuant to the Boots Pension Plan, Boots Supplementary Pension Plan, and Boots Additional Pension Arrangement, as these account balances are earned and payable, and the aggregate payment amounts will not vary based on the reason for termination of employment. The current actuarial value of accumulated benefits under these plans as of August 31, 2021 are included in the "2021 Pension Benefits" table above.

Mr. Pagni could have been terminated for cause (as specified in his employment agreement) or resigned and would have received no payments. See below for the provisions of Mr. Pagni's employment agreement as carried out pursuant to the terms of his Settlement Agreement. In the event of a termination due to permanent disability or death as a result of an accident, Mr. Pagni would have received three times his base salary pursuant to a personal accident insurance policy paid by the Company, which equals £2,031,498 ($2,767,335). Upon death while employed, a lump sum death benefit of £3,385,830 ($4,612,225) would be payable (pursuant to a life insurance policy paid for by the Company), which represents five times Mr. Pagni's base salary.

As described in the Compensation Discussion and Analysis section of this Proxy Statement, Mr. Pagni ceased serving as Global Chief Administrative Officer and General Counsel of the Company as of September 13, 2021 (the "Transition Date"), and he continued to serve as Senior Advisor through November 30, 2021, at which time he separated from the Company. Pursuant to the terms of a Settlement Agreement between Mr. Pagni and the Company dated June 17, 2021, he continued to receive his current annual base salary through November 30, 2021, and, pursuant to the MIP, will be eligible for a pro-rated bonus for fiscal year 2022 for his period of service from September 1, 2021 to November 30, 2021, subject to Company and individual performance for each applicable fiscal year ($203,481 at pro-rated target).

Also pursuant to the Settlement Agreement, following Mr. Pagni's employment separation on November 30, 2021, the Company will pay Mr. Pagni (1) an amount equal to six months of his current base salary ($461,223) in six equal monthly installments commencing in December 2021 in lieu of the six months' notice required under Mr. Pagni's employment agreement, (2) a redundancy payment of $928,437 pursuant to the Boots UK Redundancy Scheme, and (3) an additional "ex gratia" separation payment of $1,675,322. As approved by the CLP Committee, Mr. Pagni was retirement eligible under the Omnibus Incentive Plan, and his outstanding equity awards will vest or be forfeited according to the terms of that plan and the applicable award agreements, as described and quantified below.

Pursuant to the Settlement Agreement, the Company will also continue to provide Mr. Pagni with U.S., Irish and UK tax preparation assistance through the UK tax year ending in 2024 (estimated value of $20,000 per year).

Equity Awards

In addition to the benefits described above, the NEOs other than Messrs. Pessina and Skinner (which are described above) hold Stock Options, Performance Share awards, and RSUs issued in fiscal 2019, 2020 and/or 2021 (and in certain cases Stock Options issued in prior fiscal years), all as reflected in the "2021 Summary Compensation Table", the "2021 Grants of Plan-Based Awards" table, and the "2021 Outstanding Equity Awards at Fiscal Year-End" table above. Upon termination of employment of any of these NEOs as of August 31, 2021, these equity awards would be forfeited, except in the following circumstances:

- In the event of death while employed or termination due to disability, then he or she receives the following benefits with respect to these equity awards:
  - Vesting of the Stock Options is accelerated, and the vested option remains exercisable until one year from the date of death or disability;
  - Full vesting of Performance Shares, calculated based on performance through the end of the performance period, and distributed at the same time Performance Shares are distributed to other participants; and
  - Full vesting of RSUs, other than the Transformation Cost Management Program RSUs granted to Ms. Barra and Messrs. Gourlay and Kehoe in fiscal 2020 and the CEO Transition performance-based RSUs granted to Mr. Kehoe in fiscal 2021, which are forfeited.

- In the event of retirement (defined as age 55 or older with at least 10 years of service and subject to CLP Committee approval with respect to fiscal 2019, 2020 and 2021 awards), then he or she receives the following benefits with respect to these equity awards:

  - For fiscal 2018 and prior years' Stock Options, all vested Stock Options remain exercisable until one year from the retirement date;

  - For fiscal 2019, 2020 and 2021 Stock Options, full accelerated vesting, and all vested Stock Options remain exercisable for the remainder of the 10-year term of such Stock Options;

  - For fiscal 2019, 2020 and 2021 Performance Shares, pro-rated vesting based on the portion of the performance period completed through the retirement date, and vested Performance Shares will settle based on actual Company performance at the end of the performance period; and

  - For fiscal 2020 and 2021 RSUs, pro-rated vesting, other than the Transformation Cost Management Program RSUs granted to Ms. Barra and Mr. Gourlay in fiscal 2020, which are forfeited.

- In the event of involuntary termination without cause or voluntary termination for good reason within one year following a change in control, then he or she receives the following benefits with respect to these equity awards:

  - Vesting of the Stock Options is accelerated, and, in the case of the fiscal 2018 and prior year Stock Options, the vested Stock Options remain exercisable until 90 days from the date of termination, and, in the case of the fiscal 2019, 2020 and 2021 Stock Options, for the remainder of the 10-year term of such Stock Options;

  - Pro-rated vesting of the target level of Performance Shares (or full vesting in the case of Ms. Brewer's fiscal 2021 Performance Shares), with the value of such target Performance Shares distributed in cash following such termination of employment; and

  - Vesting of the RSUs is accelerated, with the performance goals associated with the CEO Transition RSUs granted in fiscal 2021 to Mr. Kehoe deemed attained.

- For Ms. Brewer's fiscal 2021 RSUs and Performance Shares, In the event of involuntary termination without cause or voluntary termination for good reason, vesting of these awards is accelerated, and the vested Performance Shares will settle based on actual Company performance at the end of the performance period.

Outstanding Equity Awards. The table below shows the value of the equity awards held by each of the NEOs under each of the scenarios listed. In accordance with SEC disclosure rules, the amounts shown for Messrs. Skinner and Gourlay reflect only their actual separation scenarios as described above. The amounts shown assume that each such NEO's last day worked was August 31, 2021. For termination following a change in control, it is assumed that the change in control and termination of employment occurred simultaneously as of August 31, 2021, the last day of fiscal 2021.

	Stock Options ($)[1]	Performance Shares ($)[2][9]	Restricted Stock Units ($)[3]
Stefano Pessina			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause	—	—	—
Retirement from the Board	—	16,129,365	2,805,323
Other Voluntary Termination	—	—	—
Change in Control	—	13,538,764	2,805,323
Termination due to Disability	—	16,129,365	2,805,323
Termination due to Death	—	16,129,365	2,805,323
Rosalind Brewer			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause or Voluntary Termination for Good Reason	—	9,311,103	9,483,255
Voluntary Termination/Retirement	—	—	—
Change in Control	—	9,311,103	9,483,255
Termination due to Disability	—	9,311,103	9,483,255
Termination due to Death	—	9,311,103	9,483,255

	Stock Options ($)[1]	Performance Shares ($)[2][9]	Restricted Stock Units ($)[3]
James Kehoe			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause	—	—	—
Voluntary Termination/Retirement	—	—	—
Change in Control	2,326,583	4,225,242	2,956,577
Termination due to Disability	2,326,583	6,833,488	2,256,422
Termination due to Death	2,326,583	6,833,488	2,256,422
Ornella Barra			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause	—	—	—
Voluntary Termination/Retirement	2,326,583	4,747,561	736,365
Change in Control	2,326,583	4,747,561	2,956,577
Termination due to Disability	2,326,583	7,355,807	2,256,422
Termination due to Death	2,326,583	7,355,807	2,256,422
Alexander W. Gourlay			
Retirement Eligible Involuntary Termination Not for Cause	2,326,583	5,303,702	1,029,832
John Standley			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause	—	—	—
Voluntary Termination/Retirement	—	—	—
Change in Control	2,068,063	835,396	4,178,541
Termination due to Disability	2,068,063	2,506,187	4,178,541
Termination due to Death	2,068,063	2,506,187	4,178,541
Marco Pagni			
Involuntary Termination for Cause	—	—	—
Retirement Eligible Involuntary Termination Not for Cause	930,630	1,898,998	294,118
Change in Control	930,630	1,898,998	1,217,625
Termination due to Disability	930,630	2,942,283	902,580
Termination due to Death	930,630	2,942,283	902,580
James A. Skinner			
Retirement from the Board	—	—	20,713,180

[1] The amounts shown in this column reflect the value of unvested Stock Options that become vested in full or in part upon the various termination of employment scenarios. All such Stock Options are included in the "2021 Outstanding Equity Awards at Fiscal Year-End" table above. For each applicable Stock Option, there is value included only if accelerated vesting of all or some portion of the award would occur and the applicable Stock Option exercise price is higher than the Company's closing stock price on August 31, 2021 ($50.75).

[2] The amounts shown in this column reflect the value of Performance Shares at target performance for the fiscal 2019, 2020 and 2021 grants in each of the scenarios listed based on the extent to which such Performance Shares become vested as of termination of employment. All such Performance shares are included in the "2021 Outstanding Equity Awards at Fiscal Year-End" table.

[3] The amounts shown in this column reflect the value of RSUs granted in fiscal 2019, 2020 and 2021 (including dividend equivalents) in each of the scenarios listed based on the extent to which such RSUs become vested as of termination of employment. All such RSUs are included in the "2021 Outstanding Equity Awards at Fiscal Year-End" table.

Other. In addition to the compensation and benefits described above, (1) if any NEO retires after reaching the age of 55 and achieves at least 10 years of service with the Company or its subsidiaries, (2) in the event of the death of an NEO while employed, or the termination of an NEO due to disability, or (3) in the case of Ms. Brewer and Messrs. Kehoe and Standley, as part of benefits under the Executive Severance and Change in Control Plan, such NEO would receive a pro-rated award under the MIP for the final partial year of participation, to the extent such NEO participates in the MIP. Because the MIP amounts are deemed earned as of the last day of the fiscal year, such amounts have been excluded from this section, except as described above within the context of the fiscal 2022 employment separations of Messrs. Gourlay and Pagni.

CEO Pay Ratio

As required by the SEC rules, we are providing the following information comparing the annual total compensation of our CEO to the median of the annual total compensation of all of our employees other than our CEO. Ms. Brewer became the CEO on March 15, 2021. Prior to Ms. Brewer's start date, Mr. Pessina was the CEO and Executive Vice Chairman. The SEC permits the aggregation of CEO pay for both individuals who served as CEO in a year when transitioning between CEOs. We have selected the aggregation method to determine our CEO's pay for fiscal 2021 as described below. We identified our median employee for the fiscal 2021 pay ratio analysis using the methodology described below.

Identification of Median Employee. The Company has a presence in nine countries. In determining the median employee for fiscal 2021, we used our active employee population on July 1, 2021, consisting of 307,250 employees. The pay ratio disclosure rules provide an exemption for companies to exclude non-U.S. employees from the median employee calculation if non-U.S. employees in a particular jurisdiction account for 5% or less of the company's total number of employees. We applied this de minimis exemption when identifying the median employee by excluding 4,356 employees in Germany. After taking into account the de minimis exemption, 242,772 employees in the United States and 64,478 employees located outside of the United States were considered for identifying the median employee. The total of these excluded employees represented approximately 1% of our workforce.

To identify the median employee, we considered the total actual cash earnings (base salary, overtime, and bonus) for the period of July 1, 2020 through June 30, 2021 for all active employees including full-time, part-time, seasonal and employees on leave. Of the 307,250 employees taken into consideration, the employee identified for calculating the CEO pay ratio resides in the United States.

As disclosed in the "2021 Summary Compensation Table", Mr. Pessina had total annual compensation of $131,064 and Ms. Brewer had total annual compensation of $28,333,498, resulting in CEO total annual compensation of $28,464,562. Our median employee had compensation of $26,255, as calculated in accordance with the summary compensation table disclosure rules. As a result, we estimate that the ratio of our CEO's compensation to that of our median employee was approximately 1,084 to 1.

It should be noted that this ratio is higher that it would be in a typical year due to one-time sign-on awards granted to Ms. Brewer to induce her to join the Company and which are not viewed as representative of her annual compensation. Ms. Brewer's target total direct compensation in a typical year is expected to be approximately $16,000,000. As a result, we estimate that Ms. Brewer's target total direct compensation in a typical year compared to the median employee's total annual compensation is approximately 609 to 1. This alternative pay ratio is being provided for supplemental purposes and should not be viewed as a substitute for the pay ratio disclosed above, which was calculated in accordance with the SEC disclosure rules.

Equity Compensation Plan Information

The following table summarizes information about our common stock that may be issued upon the exercise of options, warrants, and rights under our equity compensation plans as of August 31, 2021.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1] (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity compensation plans approved by security holders[2]	24,631,078	62.70	79,823,747
Equity compensation plans not approved by security holders[3]	22,409	33.20	—
Total	24,653,487[4]	62.66	79,823,747

[1] Weighted average exercise price of outstanding options only. RSUs and Performance Shares do not have an exercise price and, accordingly, are not included in this calculation.

[2] We have two active equity incentive plans, both of which have been approved by our stockholders: the 2021 Omnibus Incentive Plan and the Walgreens Boots Alliance, Inc. Employee Stock Purchase Plan (formerly known as the 1982 Employees Stock Purchase Plan) (the "ESPP"). As of August 31, 2021, we also had outstanding equity awards that may be settled for shares of our common stock under three other plans approved by our stockholders: the 2013 Omnibus Incentive Plan (as assumed by Walgreens Boots Alliance, Inc.), the Walgreen Co. Executive Stock Option Plan (as assumed by Walgreens Boots Alliance, Inc.) (the "Former Option Plan") and the Walgreen Co. Long-Term Performance Incentive Plan (as assumed by Walgreens Boots Alliance, Inc.) (the "Former Incentive Plan").

The 2021 Omnibus Incentive Plan provides for incentive compensation to non-employee directors and our officers and employees, and permits various stock-based awards. These include, but are not limited to, stock options, restricted stock, RSUs, performance shares, performance units and SARs. Pursuant to the 2021 Omnibus Incentive Plan, the number of authorized shares under the plan is reduced at two different rates depending on the type of award. Each share of common stock issuable upon the exercise of Stock Options or SARs reduces the number of shares available for future delivery under the 2021 Omnibus Incentive Plan by one share, while each share of common stock issued pursuant to "full value awards" reduces the number of shares available for future delivery by three shares. "Full value awards" are awards, other than Stock Options, SARs and awards where the participant has directly or indirectly paid the intrinsic value of the award, that are settled by the issuance of shares of common stock, including RSUs and performance shares. Awards that do not entitle the holder to receive or purchase shares, awards that are settled in cash, and awards that are granted in substitution for awards under a plan of an acquired entity are not counted against the aggregate number of shares available for issuance under the 2021 Omnibus Incentive Plan. As of August 31, 2021, 71,257,322 shares were available for future issuance under the 2021 Omnibus Incentive plan.

The ESPP is a tax-qualified Code Section 423 stock purchase plan under which eligible employees are permitted to purchase shares of our common stock at a 10% discount. As of August 31, 2021, 8,566,425 shares were available for future issuance under this plan.

Former Plans: Following stockholder approval on January 28, 2021, the effective date of the 2021 Omnibus Incentive Plan, no further grants may be made under the 2013 Omnibus incentive Plan and shares that were available for issuance under the 2013 Omnibus Plan and not subject to outstanding awards became available for issuance (in addition to newly authorized shares) under the 2021 Omnibus Incentive Plan. Pursuant to the 2021 Omnibus Incentive Plan, shares that are subject to outstanding awards under the 2021 Omnibus Incentive Plan, the 2013 Omnibus Incentive Plan, the Former Plans and the former Share Walgreens Walgreen Co. Stock Purchase/Option Plan (the "Former Share Walgreens Plan") that subsequently are cancelled, forfeited, lapsed, or are otherwise terminated or settled without a distribution of shares become available for awards under the 2021 Omnibus Incentive Plan. The 2013 Omnibus Incentive Plan was an incentive compensation plan that permitted the grant of Incentive Stock Options, nonqualified Stock Options, restricted stock, RSUs, performance units and Performance Shares. The Former Option Plan was an incentive compensation plan that permitted the grant of incentive Stock Options and nonqualified Stock Options to eligible employees. The Former Incentive Plan was an incentive compensation plan that permitted the grant of restricted stock, RSUs, performance units and Performance Shares. For additional information about our equity compensation plans, see Notes 1 and 13 to the Consolidated Financial Statements included in the 2021 Annual Report.

[3] We have equity awards that may be settled for shares of our common stock outstanding under the Former Share Walgreens Plan. The Former Share Walgreens Plan expired on September 30, 2012. As a result, no further awards may be granted under that plan.

The Former Share Walgreens Plan was a stock purchase and stock option incentive compensation plan that allowed eligible non-executive employees to buy stock (up to a specified percentage of base annual salary) during specific periods. For each share of common stock an employee purchased through the plan, the employee received from one to three options to purchase additional shares at a fixed price. The determination of the number of options was a function of the degree to which we attained pre-established performance goals. For options granted on or after October 1, 2005, the option price is the closing price of a share of common stock on the grant date. With respect to shares issued or granted under the Former Share Walgreens Plan, the applicable holding periods have been met and all outstanding options are vested and exercisable. Unexercised options expire ten years after the date of the grant, subject to earlier termination if the optionee's employment ends. The outstanding options under this plan as of August 31, 2021 are reflected in the table.

[4] Comprised of options to acquire 18,723,760 shares, 2,321,358 shares subject to outstanding RSU awards and 3,608,369 shares subject to outstanding performance share awards. The number of performance shares indicated reflects the target amount awarded for awards outstanding as of August 31, 2021; the actual number of shares issued will range between 0% and 150% of the target amount for awards granted in fiscal 2019, 2020 and 2021 based upon our performance relative to the applicable goals as determined by the CLP Committee following the end of the applicable performance period.

Proposal 3

Ratification of the Appointment of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm for Fiscal Year 2022



What am I voting on?
Stockholders are being asked to ratify the appointment of Deloitte to serve as our independent registered public accounting firm for fiscal 2022.

What is the Audit Committee and Board's voting recommendation?

 **Vote FOR**

The Board and the Audit Committee recommend a vote **"FOR"** Proposal 3. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

What is the required vote?
Approval of Proposal 3 requires the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the matter. If you elect to abstain, the abstention will have the same effect as an "AGAINST" vote on Proposal 3.

The Audit Committee has the sole responsibility to hire, evaluate and, if appropriate, replace our independent registered public accounting firm. The Audit Committee has re-appointed Deloitte to serve as our independent registered public accounting firm and as auditors of our consolidated financial statements for fiscal 2022. Deloitte has served as our independent registered public accounting firm since 2002.

The Audit Committee annually evaluates the performance of our independent registered public accounting firm and the senior audit engagement team, and determines whether to re-engage the current firm or consider other audit firms. Further information regarding the factors considered in this evaluation are described in "Audit Committee Report" below.

At the Annual Meeting, stockholders are being asked to ratify the appointment of Deloitte as our independent registered public accounting firm for fiscal 2022. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and our stockholders.

One or more representatives of Deloitte are expected to be present at the Annual Meeting. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Independent Registered Public Accounting Firm Fees and Services

Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee is responsible for appointing, setting compensation for, and overseeing the work of our independent registered public accounting firm. In addition, it has established a policy concerning the pre-approval of services performed by our independent registered public accounting firm. Each proposed engagement not specifically identified by the SEC as impairing independence is evaluated for independence implications prior to our entering into a contract with the independent registered public accounting firm for such services.

The Audit Committee has approved in advance certain permitted services, the scope of which is consistent with auditor independence. These services are: (i) audits or reviews of subsidiaries that are filed with government and regulatory bodies and similar reports; (ii) services associated with SEC registration statements, other documents filed with the SEC or other documents issued in connection with securities offerings (for example, comfort letters or consents), and assistance in responding to SEC comment letters; (iii) consultations with management as to the accounting or disclosure of transactions or events and/or the actual or potential impact of final or proposed rules, standards, or interpretations by the SEC, the FASB, the International Accounting Standards Board, the Public Company Accounting Oversight Board (the "PCAOB") or other regulatory or standard-setting bodies; (iv) audits of employee benefit and pension plans; and (v) annual revenue certifications prepared for regulatory or commercial purposes.

If the project is in a permitted category, then it is considered pre-approved by the Audit Committee. All other services require specific pre-approval by the Audit Committee. Such engagements with total fees up to and including $500,000 require the approval of the Audit Committee Chair. Such engagements with total fees greater than $500,000 require the approval of the full Audit Committee. On a quarterly basis, the Audit Committee reviews a summary listing of service fees and a description of the nature of the engagement.

All audit, audit-related, and tax services performed by Deloitte for the Company and its consolidated subsidiaries in fiscal 2021 were pre-approved by the Audit Committee in accordance with the regulations of the SEC. The Audit Committee considered and determined that such provision of non-audit services during fiscal 2021 was compatible with maintaining auditor independence.

Audit Fees and All Other Fees

The following table shows the fees for audit and other services provided by Deloitte for fiscal 2021 and 2020.

	2021 ($ in thousands)	2020 ($ in thousands)
Audit Fees[1]	11,869	13,294
Audit-Related Fees[2]	3,609	892
Tax Fees:[3]		
Compliance[4]	1,441	1,454
Planning and Advice[5]	2,980	3,730
All Other Fees[6]	816	275
Total:	**20,715**	**19,645**

[1] Audit fees relate to professional services rendered in connection with the audit of our annual financial statements and internal control over financial reporting, review of our quarterly financial statements, and audit services provided in connection with other statutory and regulatory filings.

[2] Audit-related fees relate to professional services that are reasonably related to the performance of the audit or review of our financial statements.

[3] Tax fees relate to professional services rendered in connection with assistance with tax return preparation, tax audits, tax compliance, and tax consulting and planning services. Total tax fees were $4,421,000 in fiscal 2021 and $5,184,000 in fiscal 2020.

[4] Includes assistance with tax return preparation and related compliance matters, including accounting methods and tax credits.

[5] Includes tax planning advice and assistance with tax audits.

[6] All other fees relate to professional services not included in the categories above, including those related to strategic advisory services.

Audit Committee Report

The following Audit Committee Report shall not be deemed to be incorporated by reference into any filing we may make under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, notwithstanding any general statement contained in any such filing incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

As of October 14, 2021 (the date the Company filed its Annual Report on Form 10-K for fiscal 2021), the Audit Committee was comprised of the five members named below. The Board has determined that each current member satisfies the independence, financial literacy and other requirements in the Nasdaq listing standards and applicable securities laws. Each current member is also an "audit committee financial expert" as defined by the SEC. As described above under "Corporate Governance—Board Committees and Meetings," the Audit Committee operates under a written charter adopted by the Board.

The purpose of the Audit Committee includes assisting the Board in the oversight and monitoring of the Company's:

- financial statements and other financial information;
- independent registered public accounting firm;
- internal audit department;
- compliance department;
- systems of internal controls (including those specific to technology and cybersecurity) and accounting policies established by the Company's management and the Board; and
- enterprise risk management.

During fiscal 2021, the Audit Committee's oversight responsibilities also included timely, explicit and continuing consideration of how COVID-19 impacted each of the areas above and its oversight of Deloitte discussed below.

At least annually, the Audit Committee reviews the Company's independent registered public accounting firm to decide whether to retain such firm on behalf of the Company. Deloitte has been the independent registered public accounting firm of the Company (including its predecessor Walgreens) since May 2002.

When conducting its latest review of Deloitte, the Audit Committee actively engaged with Deloitte's engagement partners and senior leadership where appropriate and considered, among other factors:

- the professional qualifications of Deloitte and that of the lead audit partner and other key engagement partners relative to the current and ongoing needs of the Company;
- Deloitte's historical and recent performance on the Company's audits, including the extent and quality of Deloitte's communications with the Audit Committee related thereto;
- the appropriateness of Deloitte's fees relative to both efficiency and audit quality;
- Deloitte's independence policies and processes for maintaining its independence;
- Deloitte's tenure as the Company's independent registered public accounting firm and the potential for higher quality audit work and operational efficiencies given its depth of understanding of the Company's businesses, operations and systems, accounting policies and practices, and internal controls;
- Deloitte's capability, expertise, and efficiency in handling the breadth and complexity of the Company's operations across the globe;
- Deloitte's demonstrated professional integrity and objectivity, which is furthered by the Audit Committee-led process to rotate and select the lead audit partner and other key engagement partners at least every five years or as otherwise required by applicable law or regulation; and
- the relative costs, benefits, challenges, overall advisability and potential impact of selecting a different independent public accounting firm.

Deloitte provided the Audit Committee with the written disclosures and the letter required by the applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, and the Audit Committee has discussed and confirmed with Deloitte its independence.

As a result of this evaluation, the Audit Committee approved the appointment of Deloitte as the Company's independent registered public accounting firm for the fiscal year ending August 31, 2022, subject to stockholder ratification.

In addition to its appointment, the Audit Committee is directly responsible for the oversight, compensation (including negotiation of audit fees), and retention of the Company's independent registered public accounting firm. The Audit Committee regularly monitors the audit, audit-related, tax, and other non-audit services provided by the Company's independent registered public accounting firm, specifically considering any potential challenges to auditor independence in the short-term and long-term.

The applicable Company policy requires the Audit Committee to approve, in advance, certain audit and permissible non-audit services to be performed by the Company's independent registered public accounting firm in excess of certain amounts. Changes in audit and other permissible fees between years generally reflect significant acquisitions and divestitures, macro-economic factors, changes in systems and business prospects, or other factors that create efficiencies or disruptions for the Company.

The Company's management is responsible for the Company's internal control over financial reporting, the financial reporting process, and the preparation of the Company's financial statements. Deloitte is responsible for performing an independent audit of the Company's financial statements and of the effectiveness of the Company's internal control over financial reporting, in accordance with auditing standards promulgated by the PCAOB, and expressing opinions on the conformity of the financial statements with accounting principles generally accepted in the U.S. and the Company's effectiveness of internal control over financial reporting. The Audit Committee does not itself prepare the Company's financial statements or perform audits, and its members are not auditors or certifiers of such financial statements.

In performing its monitoring and oversight function, the Audit Committee has established procedures to receive and track the handling of complaints regarding accounting, internal control, and auditing matters. The Audit Committee regularly meets with the Company's management, including its General Auditor, and has regular private sessions with the General Auditor without other members of management present. The Audit Committee also regularly meets with Deloitte, with and without members of the Company's management present.

The Audit Committee reviewed and discussed the Company's financial statements with management, including its General Auditor, as well as with Deloitte. The Audit Committee discussed with Deloitte the quality of the Company's accounting principles; the reasonableness of its critical accounting estimates and judgments; and the disclosures in its financial statements, including disclosures relating to significant accounting policies. The Audit Committee discussed with Deloitte the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee also discussed with Deloitte significant disputes with management, if any. The Audit Committee relies, without independent verification, on the information provided to it and on the representations made by the Company's management, including its General Auditor, as well as by Deloitte.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2021.

Audit Committee

Janice M. Babiak, Chair
David J. Brailer
Ginger L. Graham
Valerie B. Jarrett
Nancy M. Schlichting

Proposals 4-6
Stockholder Proposals



What am I voting on?
The following three proposals were submitted by stockholders.

What is the Board's voting recommendation?
The Board recommends a vote **"AGAINST"** each of the following stockholder proposals. Valid proxies solicited by the Board will be so voted on each proposal unless stockholders specify a contrary choice in their voting instructions.

What is the required vote?
Approval of each of the following stockholder proposals requires the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on such proposal. If you elect to abstain from voting on any of the following stockholder proposals, the abstention will have the same effect as an "AGAINST" vote on such proposal.

The following three proposals were submitted by stockholders. If the stockholder proponent, or a representative who is qualified under state law, properly presents such proposal for a vote, then the proposal will be voted on at the Annual Meeting.

In accordance with federal securities regulations, we have included each stockholder proposal plus any supporting statement as submitted by the proponent. We accept no responsibility for the accuracy of any stockholder proposal or any supporting statement.

Proposal 4 – Stockholder Proposal Requesting Conversion to a Public Benefit Corporation

We have been advised that the National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001, which has indicated that it is a beneficial owner of 111 shares of our common stock, intends to submit the following proposal at the Annual Meeting.

Proposal 4 – Conversion to Public Benefit Corporation

RESOLVED: Walgreens Boots Alliance, Inc. ("Company") shareholders request that our Board of Directors take the steps necessary to amend our certificate of incorporation and, if necessary, bylaws (including presenting such amendments to the shareholders for approval) to become a public benefit corporation (a "PBC") in light of its adoption of the Business Roundtable Statement of the Purpose of a Corporation (the "Statement").[1]

SUPPORTING STATEMENT: The Company signed the Statement, which proclaims that "we share a fundamental commitment to all of our stakeholders … . We commit to deliver value to all of them, for the future success of our companies, our communities and our country."[2]

However, the Company is a conventional Delaware corporation, so that directors' fiduciary duties emphasize the company and its shareholders, but not stakeholders (except to the extent that stakeholder-regarding decisions create value for shareholders over time). Accordingly, when the interests of shareholders and stakeholders such as workers or customers clash, the Company's legal duty excludes all but shareholders. As one Delaware law firm reported to another signatory considering conversion, directors may consider stakeholder interests only if "any decisions made with respect to such stakeholders are in the best interests of the corporation and its stockholders."[3]

That contradicts the commitment made in the Statement.

In contrast, directors of a PBC must "balance" the interests of shareholders, stakeholders and a specified public benefit[4], giving legal status to the Statement's otherwise empty promise. A company required to balance stakeholder interests could prioritize stakeholder interests, even if doing so sacrificed higher returns for shareholders.

A company that opposes conversion to the public-benefit corporation form, on the other hand, thereby recognizes that the Statement was simply a recital of well-understood old principles that changed nothing, and that leaves the overriding duty to shareholders fully in place. Such a company would reduce reputational and legal risks by withdrawing from a Statement that was aggressively sold to the public as making significant new commitments that cannot be achieved under the Delaware business-corporation form.[5]

---

[1]   https://opportunity.businessroundtable.org/ourcommitment/

[2]   Id.

[3]   https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2020/harringtonwellsfargo021220-14a8.pdf

[4]   8 Del. Code §365

[5]   https://opportunity.businessroundtable.org/ourcommitment/

The Board's Statement in Opposition to Proposal 4

The Board has carefully considered this stockholder proposal and recommends that stockholders vote AGAINST the proposal for the following reasons:

Our stated purpose is to create more joyful lives through better health. We have long viewed operating as a force for good for people and communities as both our responsibility and a business imperative. Our Company is unique in the fact that our ability to successfully execute on our purpose and drive long-term stockholder value is integrally related to how well our business serves our patients and customers, treats our people and supports all of our stakeholders, including the communities that we serve. As the largest retail pharmacy, health and daily living destination across the U.S. and Europe, we demonstrate our commitment to creating a better world through health and wellness every day, and never has that been more clear than it has during the COVID-19 pandemic.

We are proud to have been a signatory to the Business Roundtable's Statement on the Purpose of a Corporation in 2019 (the "BRT Statement") because the principles set forth therein are consistent with our long-standing corporate purpose, our values, our governance framework and how our Company operates on a daily basis.

We respectfully disagree, as have the vast majority of stockholders of public companies who have faced a similar question, with the proposal's premise that a company cannot both support and advance the principles set forth in the BRT Statement and also exist as a Delaware corporation. Our actions as a Company directly contradict this premise, as we and our employees have recently demonstrated through our selfless efforts to combat the COVID-19 pandemic. As such, and in light of the significant uncertainties, costs and distractions involved in converting to a public benefit corporation, adoption of this proposal is not appropriate or necessary, and not in the best interests of our stockholders.

Our commitment to our stakeholders, including our patients and customers, planet, teammates and communities, is evident through our actions.

The Company is committed to improving societal health and well-being through programs and campaigns to improve access to affordable, quality healthcare and awareness about critical health issues. We play a crucial role in society, as patients, consumers and businesses depend on us for medications, expert information and care, essential items purchased and delivered in a safe environment and increasingly for COVID-19 testing and vaccinations. Our pharmacies are embedded in diverse communities and we work to address healthcare disparities such as access, affordability and quality of service that most often affect people who live in underserved areas. As reported in our 2020 Corporate Social Sustainability Report, more than 70 percent of Walgreens COVID-19 testing locations are operating in underserved areas, based on data from the CDC's Social Vulnerability Index. Our businesses support communities through numerous campaigns, donations and ongoing charity work, including establishing Safe Spaces in our pharmacies in Chile, Ireland and the UK to support those who have experienced domestic violence and abuse during lockdown, donating flu shot vouchers in communities of color, and supporting healthcare workers on the front-lines domestically and abroad through PPE donations. Other examples of our commitment to public health include our long-term partnerships, providing vitamins to more than 250 million women and children and more than 60 million lifesaving vaccines in developing nations.

We believe a healthy planet is a critical component of healthy communities and are dedicated to operating in a sustainable manner for people and the planet. To address the urgent threat of climate change, the Company continues efforts to reduce our carbon footprint, minimize waste and improve our recycling rate to support our commitment to building an increasingly circular economy. For example, waste management is an important focus of the Company and our stakeholders. In the fourth year of the zero waste to landfill program at Walgreens distribution centers, only 7 percent of waste from 18 facilities in the U.S. and Puerto Rico was sent to a landfill. Also, in fiscal 2020, the Walgreens distribution center in Orlando, Florida diverted more than 114,000 pounds of material from landfill. This was possible through a partnership that enabled the business to find alternative uses for mixed plastics and paper that are generally rejected by recyclers.

The Company is committed to doing business fairly and with integrity. To maintain and develop a sustainable marketplace, we are committed to sustainable practices and transparent sustainability reporting. We continue to improve traceability of ingredients and materials of our owned brand products to reduce their environmental impact and protect healthy ecosystems and reduce climate change impact. We also drive responsible sourcing practices throughout our supply chain, protecting human rights and engaging with suppliers around ethical and environmental issues.

We are committed to fostering a safe and inclusive workplace for our employees. Proactively supporting the health of our employees is a fundamental priority for the Company. The issue took on particular urgency during the COVID-19 pandemic, as many of our employees work directly with patients and customers to provide essential services. The health and workplace safety measures and employee support programs we implemented earned the Company recognition from JUST Capital and Forbes, which ranked the Company 19th on a list of the 100 largest U.S. employers for our actions in response to the COVID-19 pandemic. With more than 315,000 direct employees in 9 countries, our workplace encompasses a broad range of cultures, backgrounds, perspectives and experiences. We believe that having a diverse and inclusive corporate culture positively impacts our performance, growth and employee engagement. We are committed to fostering a diverse, equitable and inclusive culture through our employment, pay and recruitment practices. We have established a Leadership Accountability Model, which works to hold managers accountable for recruitment, retention and development of people of color and women at every level of the organization, and we continue to implement programs to recruit and promote diverse talent.

As demonstrated above, the Company already operates in a responsible and sustainable manner that appropriately considers stakeholder interests.

The Company maintains robust governance policies and practices that benefit stockholders' long-term interests.

As discussed in this Proxy Statement under "Corporate Governance—Board Responsibilities," the Company has implemented robust corporate governance policies and practices that serve the long-term interests of our stockholders. In connection with exercising its general oversight responsibility, the Board regularly considers issues of concern to the Company's customers, employees and other stakeholders. Consideration of market, operational, strategic, legal, regulatory, reputational and financial risks and opportunities, which impact our stakeholders, are part of our comprehensive enterprise risk management program. In addition, the Company maintains a robust stockholder engagement program, where Company leaders meet regularly with stockholders to discuss our strategy, sustainability and corporate social responsibility initiatives, diversity, equity and inclusion and human capital practices, and other business practices. The Company actively engages with stockholders and responds to stockholder feedback to strengthen our governance programs.

Converting to a public benefit corporation could create unnecessary cost and uncertainty, while providing stockholders and other stakeholders with limited, if any, benefit.

The public benefit corporation model is novel, especially for large U.S. publicly-traded companies like the Company. Delaware law was only amended to address public benefit corporations in 2013, and few U.S. publicly traded corporations are public benefit corporations. As a result, it is difficult to predict the impact that converting to a public benefit corporation would have on our long-term success. Conversion could result in operational and investor uncertainty, which could impact the Company's short- and long-term stock price, market capitalization, ability to attract investors and overall operational and financial performance. Further, uncertainty also exists as to how regulatory agencies would view conversion to a public benefit corporation. Additionally, the legal costs, other expenses and administrative burden of converting to a public benefit corporation, including the costs of inevitable lawsuits and derivative actions against the Company that may result from such a conversion, could be significant. The risk and uncertainty surrounding conversion to a public benefit corporation does not serve the interests of our stockholders or our other stakeholders and is inappropriate for the Company.

For these reasons, we believe our existing corporate structure is best equipped to enable us to continue to deliver long-term, sustainable value for our stockholders while maintaining our commitment to being a force for good in the communities we serve.

The Board recommends that stockholders vote AGAINST Proposal 4. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Proposal 5 – Stockholder Proposal to Reduce the Ownership Threshold for Calling Special Meetings of Stockholders

We have been advised that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who has indicated that he is a beneficial owner of 100 shares of our common stock, intends to submit the following proposal at the Annual Meeting.

Proposal 5 – Special Shareholder Meeting Improvement

Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting. The Board of Directors would continue to have their existing power to call a special meeting.

It currently takes 28% of the shares, that normally vote at our annual meeting, to call a special shareholder meeting. It would be hopeless to expect that shareholders, who do not even vote, would go out of their way to take the special procedural steps to ask for a special shareholder meeting.

Special meetings allow shareholders to vote on important matters, such as electing new directors that can arise between annual meetings. For instance shareholders may believe that the Chair of the management pay committee. Nancy Schlichting, needs replacing after 52% of shares rejected 2021 Walgreens management pay.

This special meeting topic won the following majority votes in 2021:

51% at Colgate-Palmolive
53% at Dollar General
56% at Thermo Fisher Scientific
63% at Kellogg

Shareholders now deserve the more reasonable 10% of shares to be able to call a special meeting because now management can force a special meeting to be an online meeting which makes shareholder voices more difficult to be heard.

Shareholders deserve to play a greater role in Walgreens due to the dismal performance of the Walgreens stock. Walgreens stock has fallen from $84 in November 2018.

According to an NPR report thousands of lawsuits that had ground to a halt because of the COVID-19 pandemic are now moving forward as local, state and federal courts reopen around the United States.

Walgreens, CVS, Johnson & Johnson and McKesson were mired in legal and financial uncertainty tied to their decades-long manufacture and sale of prescription opioids.

The highly addictive medications contributed to the overdose deaths of more than 230,000 Americans, according to the Centers for Disease Control and Prevention. By some estimates, the opioid crisis is also costing communities hundreds of billions of dollars a year.

Fallout from the opioid crisis has already forced two companies, Purdue Pharma and Insys Therapeutics, into bankruptcy.

In addition to financial and legal uncertainty, years of opioid litigation have meant devastating public relations blows for some of the drug industry's highest profile companies. Court filings have revealed the role executives played in downplaying the risk of prescription pain medications to boost profits.

As civil and criminal cases move forward, pressure is growing to reach a national settlement of opioid-related cases similar to the Big Tobacco payouts of the 1990s.

Please vote yes:



Special Shareholder Meeting Improvement – Proposal 5

The Board's Statement in Opposition to Proposal 5

After careful consideration, including a review of market trends and investor feedback on a nearly identical and unsuccessful proposal in 2020 to reduce the stock ownership threshold needed to call a special meeting, the Board has determined that the action requested by the shareholder proposal is neither necessary nor in the best interests of the Company or our stockholders for the following reasons:

- The Company currently provides stockholders with the rights to call a special meeting and act by written consent, the terms of which reflect current market practice.
- The current ownership threshold of 20% to call a special meeting permits stockholders owning a reasonable minority of the Company's outstanding shares of common stock to call special meetings while helping to avoid using corporate resources on business items that may not reflect the interests of the Company and its broader stockholder base and may not garner significant support.

- The Company has corporate governance practices in place, including market-standard proxy access and cumulative voting for election of directors, which protect stockholder rights and provide meaningful avenues for smaller stockholders to effectively voice their opinions without the expense and risk associated with a lower special meeting threshold.
- The Company engages in robust stockholder engagement throughout the year in order to allow stockholders to easily provide feedback to management and the Board on an ongoing basis.

The Company permits stockholders holding in the aggregate 20% or more of its outstanding shares of common stock to call special meetings, with procedural safeguards designed to protect the best interests of the Company and all of its stockholders. The Board believes that the Company's current threshold strikes the appropriate balance between providing stockholders with a meaningful right to call a special meeting when an urgent, extraordinary event arises, on the one hand, while preventing a small minority of stockholders—who may have narrow, short-term interests—from causing, to the detriment of the Company's other stockholders, the Company to incur the unnecessary expense or disruption of a special meeting to pursue matters that are not widely viewed as requiring immediate attention, on the other hand. Moreover, as of August 2021, the current 20% ownership threshold is the same as, or more favorable to stockholders than, the special meeting rights at approximately 68.67% of the 316 S&P 500 companies surveyed by FactSet.

The Company's corporate governance policies and practices provide stockholders with numerous avenues to voice their opinions and encourage Board accountability and responsiveness to stockholder feedback. In addition to stockholders' existing rights to call a special meeting, to act by written consent, to nominate a director via proxy access and to exercise cumulative voting rights, the Company has no supermajority voting provisions in its charter or by-laws and a majority vote standard is applicable in uncontested director elections. Furthermore, the Company has demonstrated an ongoing commitment to Board refreshment and to having highly qualified, independent voices on the Board. Of the Board's nine independent directors, five have joined the Board since January 1, 2012.

The Company's strong corporate governance practices include a robust stockholder engagement program. Company leaders meet regularly with stockholders to discuss matters of importance to each stockholder, including strategy, operational performance, environmental, social and governance matters, particularly diversity, equity and inclusion and human capital matters, and business practices. The Company also meets with stockholders throughout the year to share perspectives on corporate governance, executive compensation, and related matters. For additional information about the Company's stockholder engagement program and actions it has taken in response to these discussions, please see "Corporate Governance—Board Responsibilities—Stockholder Engagement Program" above. As part of this engagement, the Company has historically heard from a number of its largest stockholders expressing their support for the Company's special meeting threshold. However, the Company intends to continue monitoring developments on this topic as part of its consideration of broader governance issues, and it remains committed to fostering an open and honest dialogue with its stockholders regarding its corporate governance policies and practices.

The Board believes that the Company's strong corporate governance practices, including the Company's commitment to ongoing dialogue with its stockholders, provide stockholders with the significant ability to raise important matters with the Board and management in a manner tailored to the Company's particular ownership composition without the potential expense and risk associated with a lower special meeting threshold.

The Board recommends that stockholders vote AGAINST Proposal 5. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Proposal 6 – Stockholder Proposal Requesting Report on Public Health Costs Due to Tobacco Product Sales and the Impact on Overall Market Returns

We have been advised that the Sisters of St. Francis of Philadelphia, 609 South Convent Road, Aston, PA 19014, which has indicated it is a beneficial owner of at least $2,000 in market value of our common stock, along with co-filers, intends to submit the following proposal at the Annual Meeting. We will promptly provide the name, address and share ownership information of the co-filers upon a stockholder's request.

Walgreens Boots Alliance
Public Health Costs Created by the Sale of Tobacco Products
2022

RESOLVED, shareholders ask that the board commission and disclose a report on the external public health costs created by the sale of tobacco products by our company (the "Company") and the manner in which such costs affect the vast majority of its shareholders who rely on overall market returns.

The negative health and productivity impacts from consumption of tobacco products impose $1.2 trillion in social damage; tobacco's unpriced social burden amounts to almost 3 percent of global GDP annually.[1]

Smokers' heightened susceptibility to COVID-19 is certain to increase this disease burden significantly. According to the World Health Organization, "[S]mokers are at higher risk of developing severe COVID-19 outcomes and death."[2]

Yet, in spite of the Company's positioning as a "true health care company"[3] and public pronouncements regarding its commitment to health and wellness[4] as well as the overwhelming evidence that tobacco – a known carcinogen that impairs respiratory function – significantly prejudices the health outcomes of smokers, and particularly smokers infected with COVID-19, the Company continues to sell tobacco products in its stores.

These public health costs, year after year, are devastating to economic growth and further compound the financial devastation wrought by the COVID-19 pandemic. Yet the Company does not disclose any methodology to address the public health costs of its tobacco sales. Thus, shareholders have no guidance as to costs the Company is externalizing and consequent economic harm. This information is essential to shareholders, the majority of whom are beneficial owners with broadly diversified interests.

Our company has signed the Business Roundtable Statement on the Purpose of a Corporation, which reads, "we share a fundamental commitment to all of our stakeholders... We commit to deliver value to all of them, for the future success of our companies, our communities and our country."

But the Company undermines that commitment and ultimately the interests of its diversified shareholders by not disclosing the social and environmental costs and risks imposed on stakeholders, even when these costs and risks threaten society, the economy and the performance of other companies. All stakeholders are unalterably harmed when companies impose costs on the economy that lower GDP, which reduces equity value.[5] While the Company may profit by ignoring costs it externalizes, diversified shareholders will ultimately pay these costs, and they have a right to ask what they are.

The Company's prior disclosures and shareholder proposals do not address this issue, because they do not address the public health costs that the company's tobacco sales impose on shareholders as diversified investors who must fund retirement, education, public goods and other critical social needs. This is a separate social issue of great importance. A report would help shareholders determine whether these externalized costs and the economic harm they may create ultimately serve their interests.

The Board's Statement in Opposition to Proposal 6

The Board has carefully considered this stockholder proposal and recommends that stockholders vote AGAINST the proposal because, as described below, the Board believes that the requested report is not necessary or in our stockholders' best interests.

Commissioning a report to extrapolate the Company's impact on public health costs and overall market returns is not practicable and not an appropriate use of Company resources.

We believe the requested report is not practical and would require a variety of assumptions and considerable external experts in order to accurately implement the proponents' request that the Company quantify the impact of a singular aspect of the Company's operations (*i.e.,* the sale of one type of product) on the global economy or on stockholders worldwide who hold diversified portfolios. Further, we disagree with the proponents' assertion that this information is essential to stockholders or that the Company's commitment to its stockholders is diluted in any way by not disclosing the Company's impact on external public health costs generally, and we do not believe the requested report would meaningfully add to the wealth of information and expertise otherwise available to globally diversified investors.

The Company already limits sales of tobacco products and is committed to helping people quit tobacco.

The Company touches millions of lives around the world every day, through the medicines we dispense and distribute, our convenient retail stores, and our health and beauty products. We deliver healthcare and support communities through both our day-to-day operations and our business values. The Company continually reviews and assesses its product assortment, including tobacco. We value the opinions of stakeholders on this topic and have engaged with a number of stockholders and other stakeholders in recent years on this topic.

[1] https://www.cdc.gov/tobacco/data_statistics/fact_sheets/economics/econ_facts/index.htm

[2] https://www.who.int/emergencies/diseases/novel-coronavirus-2019/question-and-answers-hub/q-a-detail/coronavirus-disease-covid-19-tobacco#

[3] Walgreens CEO Stefano Pessina on comparing strategy with CVS (cnbc.com)

[4] https://www.walgreensbootsalliance.com/about-us/living-our-values-vision-and-purpose

[5] https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf

Outside of North America, the Company's pharmacy businesses do not sell tobacco products. In February 2020, Walgreens stores ceased selling e-cigarette products, a decision that was taken as health officials examined the issue and as a number of U.S. states and municipalities developed regulations regarding the sale of these products.

In the U.S., Walgreens has a zero-tolerance policy that prohibits the sale of tobacco products to those under 21, and any employee violating the policy is subject to immediate termination. We require age verification from anyone purchasing these products, regardless of age, in all of our U.S. stores. Since the policy went into effect in September 2019, we implemented additional training for store employees and added signs to notify customers of the policy. In addition to these measures, Walgreens has developed a compliance monitoring program that employs data analytics to review all tobacco sales transactions for compliance with our policies on sales of age-restricted products.

Walgreens is also committed to having pharmacy play a role in helping people quit tobacco. Walgreens pharmacists and technicians are trained to support a patient's attempt to quit. Walgreens also offers digital support tools, prescription and over-the-counter products and an incentive program through the Balance Rewards for healthy choices platform to encourage and support our customers' choices regarding their use of tobacco products. In fiscal 2020 we saw an increase in our sales of smoking cessation products in our stores, compared with fiscal 2019, and in the same period sales of cigarettes and e-tobacco products decreased by 16 percent. In 2021, the Company also decided to terminate all promotional programs with regard to tobacco products in an effort to reduce the engagement of tobacco with our customers. Since its inception in October 2015 and as of August 31, 2020 , the "Walgreens Quit Smoking" page on the Company's website, which features expert tips and treatments and provides tools to help individuals stop smoking has received more than 350,000 visits.

The Company is committed to advancing public health, as demonstrated by the critical role we have played and continue to play in fighting the COVID-19 pandemic, which contributes to improving public health around the world.

We are active in promoting and advancing public health and our team members have been providing essential services on the frontline of the battle against COVID-19. The Company launched its COVID-19 testing program in fiscal 2020. Since then, we have administered more than 16 million COVID-19 tests in the U.S. and internationally, with international testing mostly undertaken in partnership with the National Health Service (NHS). Boots UK also have a growing private test offering with several at home and in-store tests available, in addition to testing partnerships with several major airlines.

As the first COVID-19 vaccines became available, our dedicated Walgreens pharmacists and staff played a key role in the administration of COVID-19 vaccines to high priority groups like long-term care facilities and health care workers, working closely with national, state and local governments, including the U.S. Centers for Disease Control and Prevention, U.S. Department of Health and Human Services and the NHS. Walgreens has continued to expand vaccine access to the U.S. general population, providing convenient access, including same-day and walk-in appointments, mobile clinics, employer partnerships and extended hours at over 4,000 locations. As of October 14, 2021, the Company had provided more than 40 million COVID-19 vaccinations.

We continue to work in close partnership with corporate, governmental, and health care partners to support vaccine efforts, and be a trusted source of accurate, up-to-date information about COVID-19. The Company's considerable efforts during the pandemic, which were not limited to our COVID-19 testing and vaccination programs, have meaningfully assisted individuals and communities across the globe both combat and navigate this public health crisis. We remain committed to helping ensure the safety and well-being of our customers around the world.

*　*　*

We remain dedicated to our purpose: creating more joyful lives through better health through our contributions to healthy communities, a healthy planet, a sustainable marketplace and an inclusive workplace. In spite of the challenging times, we remain committed to serving our communities and driving our efforts to care for our team members, customers, business partners and other stakeholders. We believe that the Company's focus and resources would be better spent on furthering these goals, which clearly support public health, instead of commissioning the requested report, which we do not believe would provide meaningful new information to stockholders.

The Board recommends that stockholders vote AGAINST Proposal 6. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Questions and Answers About the Proxy Materials and the Annual Meeting

Q: **If I received a Notice of Internet Availability, how may I receive proxy materials?**

A: We use the "e-proxy" rules of the SEC, which allow companies to furnish their proxy materials over the Internet instead of mailing printed copies of the proxy materials to each stockholder. As a result, we are mailing to most of our stockholders a notice about the Internet availability of the proxy materials (the "Notice of Internet Availability"), which contains instructions on how to access this Proxy Statement, the accompanying Notice of 2022 Annual Meeting of Stockholders, and the 2021 Annual Report online.

If you received the Notice of Internet Availability by mail, you will not automatically receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability instructs you on how to access and review all of the important information contained in the proxy materials and how you may submit your proxy. The Notice of Internet Availability also contains information about how stockholders may, if desired, request a printed copy of these proxy materials.

Stockholders who do not receive the Notice of Internet Availability will receive a printed copy of these proxy materials by mail unless they have previously requested electronic delivery. We are providing notice of the availability of those materials by e-mail to those stockholders who have previously elected to receive the proxy materials electronically. The e-mail contains a link to the website where those materials are available as well as a link to the proxy voting website.

Q: **How many shares are entitled to vote? How many votes per share may I cast?**

A: Stockholders of record of our common stock as of the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. As of the Record Date, 863,944,876 shares of our common stock were outstanding.

Our stockholders have cumulative voting rights in the election of directors (Proposal 1) and one vote per share on all other matters. Cumulative voting allows a stockholder to multiply the number of shares owned by the number of directors to be elected and to cast an equal number of votes for each of the 10 nominees to the Board, distribute their votes among as many nominees as they choose, or cast all their votes for one nominee.

Q: **What is the difference between holding shares as a stockholder of record and as a beneficial owner?**

A: Most of our stockholders hold their shares beneficially through a broker, bank, or other nominee rather than directly in their own name. There are some distinctions between shares held of record and shares owned beneficially, specifically:

Shares held of record: If your shares are registered directly in your name with our transfer agent, EQ Shareowner Services, then you are considered the stockholder of record with respect to those shares, and we are sending these proxy materials directly to you. As a stockholder of record, you have the right to grant your voting proxy directly to us or to vote at the Annual Meeting. If you received your proxy materials by mail, we have enclosed an accompanying proxy card for you to use. You may also submit voting instructions via the Internet or by telephone by following the instructions on the accompanying proxy card or Notice of Internet Availability, as described below under "How can I vote my shares without attending the Annual Meeting?" If you are a stockholder of record and choose to cumulate your votes in the election of directors, you must notify us in writing at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary or at WBABoard@wba.com and such notice must be received by the Company prior to the Annual Meeting or, if you vote in person at the Annual Meeting, notify the chair of the Annual Meeting prior to the commencement of voting.

Shares owned beneficially: If your shares are held in a brokerage account or by a broker, bank or other nominee, you are considered the beneficial owner of shares held in street name. Consequently, these proxy materials are being forwarded to you by your broker, bank, or other nominee, which is considered the stockholder of record with respect to those shares.

As a beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote the shares in your account, and you are also invited to attend and vote your shares at the Annual Meeting. However, because you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you request and receive a valid legal proxy from your broker, bank, or other nominee. Your broker, bank, or other nominee has provided a voting instruction form for you to use to direct them regarding how to vote your shares. Please instruct your broker, bank, or other nominee how to vote your shares using the voting instruction form you received from them or vote at the Annual Meeting. If you hold shares through a broker, bank, or other nominee and choose to cumulate your votes in the election of directors, you should contact them.

Q: **Can I attend the Annual Meeting? How do I pre-register?**

A: In addition to our personnel and guests, only the following persons may attend the Annual Meeting:

- A Company stockholder as of the Record Date, or one named representative in lieu thereof; and
- One guest of such stockholder or named representative.

Any stockholder, its named representative and/or guest who attends the Annual Meeting must be pre-registered and obtain an admission ticket in advance. Stockholders will need the 16-digit control number printed on the Notice of Internet Availability, voter instruction form or proxy card and, if applicable, will need to pre-register their named representative and any guest thereof. You should follow the instructions under "Additional Information—Attending the Annual Meeting" below to pre-register and obtain an admission ticket for yourself, your named representative, or any guest. **Attendees must be pre-registered by no later than 11:59 p.m., Eastern Time, on Thursday, January 20, 2022.**

For admission to the Annual Meeting, each attendee must present (i) a valid, government-issued photo identification and (ii) the above-referenced admission ticket in the attendee's name. Whether or not you attend the Annual Meeting, the event will be made available via webcast on our website at https://investor.walgreensbootsalliance.com. Since seating will be limited, admission to the Annual Meeting will be on a first-come, first-served basis.

A webcast replay of the entire meeting will be posted to our Investor Relations website at https://investor.walgreensbootsalliance.com following the Annual Meeting.

Q: **How can I vote my shares at the Annual Meeting?**

A: Shares held directly in your name as the stockholder of record may be voted in person at the Annual Meeting. Even if you plan to attend the Annual Meeting, we recommend that you vote in advance, as described below under "How can I vote my shares without attending the Annual Meeting?" so that your vote will be counted if you later decide not to attend the Annual Meeting.

Shares held in street name through a brokerage account or by a broker, bank or other nominee may be voted in person at the Annual Meeting by you only if you obtain a valid legal proxy from your broker, bank or other nominee giving you the right to vote your shares.

Q: **How can I vote my shares without attending the Annual Meeting?**

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may vote by proxy or by submitting a voting instruction form without attending the Annual Meeting.

Shares held of record: If you hold your shares directly as the stockholder of record and you received a printed copy of the proxy materials by mail, you may vote without attending the Annual Meeting by one of the following methods:

- *By Mail*: Complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided;
- *By Telephone*: Call the toll-free telephone number set forth on the proxy card and follow the recorded instructions; or
- *By Internet*: Go to *https://www.proxyvote.com* and follow the instructions on the website.

Please refer to the specific instructions set forth on the proxy card you received.

If you are a stockholder of record and you received a Notice of Internet Availability, you may vote without attending the Annual Meeting by accessing the secure Internet website registration page identified on the Notice of Internet Availability and following the instructions. Alternatively, you may vote by mail or telephone if you request a printed copy of the proxy materials by calling the toll-free telephone number set forth on the Notice of Internet Availability. Please refer to the specific instructions set forth in the Notice of Internet Availability you received.

Please note that the Internet and telephone voting facilities for stockholders of record will close at 11:59 p.m., Eastern Time, on January 26, 2022.

Shares held beneficially: If you hold your shares in street name through a brokerage account or by a broker, bank or other nominee, you should have received instructions on how to vote your shares or how to instruct your broker, bank or other nominee to vote your shares. Please follow their instructions carefully. If you give the broker voting instructions, your shares will be voted as you direct. **Please note that brokers, banks and other nominees may not vote your shares on non-routine matters in the absence of specific instructions from you, so please provide your voting instructions so your vote can be counted.**

If you hold your shares in street name through a brokerage account or by a broker, bank or other nominee, then you generally may vote without attending the Annual Meeting by one of the following methods:

- *By Mail*: If you received a printed copy of the proxy materials, you may vote by signing, dating and returning the voting instruction card sent to you by your broker, bank, or other nominee in the pre-addressed envelope provided; or

- *By Methods Listed on Voting Instruction Card*: Please refer to your voting instruction card or other information provided by your broker, bank or other nominee to determine whether you may provide voting instructions by telephone or electronically on the Internet, and follow the instructions on the voting instruction card or other information provided by the broker, bank or other nominee.

Q: Can I change my vote or revoke my proxy?

A: If you are the stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

- Filing a timely written notice of revocation with us at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary;

- Submitting a new proxy at a later date via the Internet, by telephone or by mail to Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary; or

- Attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account or by a broker, bank or other nominee, you should follow the instructions provided by them.

Only the latest validly executed proxy that you submit will be counted.

Q: How will my shares be voted if I sign, date and return a proxy card without giving specific voting instructions?

A: You may vote "For," "Against" or "Abstain" with respect to each of the proposals.

If you sign and return your accompanying proxy card without giving specific voting instructions, your shares will be voted as recommended by the Board and, with respect to any other matters to be voted upon at the Annual Meeting, in accordance with the discretion of the persons named on the accompanying proxy card. Furthermore, if you sign and return your accompanying proxy card without giving specific voting instructions regarding the election of directors, then the persons named on the accompanying proxy card will have discretionary authority to cumulate votes and to allocate such votes among some or all of the nominees recommended by the Board.

Q: Who will count the votes?

A: A representative of Broadridge Financial Solutions, Inc. will tabulate the votes, and a representative of CT Hagberg LLC will act as the inspector of election. Each firm is independent of the Company.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed to us or to third parties, except to allow for the tabulation and certification of votes and as necessary to meet applicable legal requirements, or to assert or defend claims for or against us. If you write comments on your proxy card or ballot, the proxy card or ballot may be forwarded to our management or to the Board for their review.

Q: What is the quorum requirement for the Annual Meeting?

A: The quorum requirement for holding the Annual Meeting and transacting business is a majority of the outstanding shares entitled to be voted at the Annual Meeting. The shares may be present in person or represented by proxy at the Annual Meeting. Abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Once a share is represented for any purpose at the Annual Meeting, it will be deemed present for the purpose of the quorum requirement for the remainder of the meeting (including any meeting resulting from an adjournment of the Annual Meeting, unless a new record date is set).

Q: What is the voting requirement to approve each of the proposals? What effect will abstentions and broker non-votes have?

A: Proposal 1 (Election of Directors). The election of directors at the Annual Meeting is an uncontested election. This means, with respect to the election of directors, the number of votes "FOR" a director's election must be a majority of the votes cast by the holders of the shares of our common stock voting in person or by proxy at the Annual Meeting with respect to that director's election. Abstentions with respect to a director will have the same effect as a vote "AGAINST" him or her.

Other Proposals. The affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the matter is required to approve each of the other proposals to be voted on at the Annual Meeting. For each of these proposals, abstentions have the same effect as a vote "AGAINST" approval of that proposal.

Broker Non-Votes. If you are a beneficial holder and do not provide specific voting instructions to your broker, then the organization that holds your shares will not be authorized to vote your shares, which would result in "broker non-votes," on proposals other than the ratification of the appointment of Deloitte as our independent registered public accounting firm for fiscal 2022 (Proposal 3). Accordingly, we encourage you to vote promptly, even if you plan to attend the Annual Meeting. Broker non-votes will not have an effect on any of the proposals presented at the Annual Meeting.

Q: What does it mean if I receive more than one Notice of Internet Availability, proxy card or voting instruction form?

A: It generally means your shares are registered differently or are in more than one account. Please provide voting instructions for each proxy card or, if you vote via the Internet or by telephone, vote once for each Notice of Internet Availability or proxy card you receive so as to ensure that all of your shares are voted.

Q: Where can I find the voting results of the Annual Meeting?

A: We expect to announce preliminary voting results at the Annual Meeting. We will publish the voting results in a Current Report on Form 8-K filed with the SEC subsequent to the Annual Meeting.

Q: Who will bear the cost of soliciting votes for the Annual Meeting?

A: We will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials. We will also bear the cost of soliciting proxies on behalf of the Board. We will also provide copies of these proxy materials to banks, brokerage firms, fiduciaries and custodians holding in their names shares of our common stock beneficially owned by others, so that they may forward these proxy materials to the beneficial owners. We will, upon request, reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation materials to such beneficial owners.

We have retained the services of Alliance Advisors LLC to aid in the solicitation of proxies. We expect that we will pay Alliance Advisors LLC fees of approximately $9,000 in the aggregate, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. We have agreed to indemnify Alliance Advisors LLC against certain liabilities relating to or arising out of their engagement.

Solicitations may also be made by personal interview, mail, telephone, e-mail, other electronic channels of communication, or otherwise by certain of our directors, officers and other employees, but we will not reimburse or provide additional compensation to these persons for these services.

Q: Where can I find additional copies of the proxy materials?

A: The Notice of Internet Availability, this Proxy Statement and the 2021 Annual Report are available at https://www.proxyvote.com. We have also made available on our website at https://investor.walgreensbootsalliance.com the 2021 Annual Report, including the financial statements and schedules.

We will furnish, on written request and without charge, a printed copy of this Proxy Statement and the 2021 Annual Report to each person whose proxy is solicited and to each person representing that, as of the Record Date, he or she was a beneficial owner of shares entitled to be voted at the Annual Meeting. Such written request should be addressed to us at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary.

Q: How do I obtain a separate set of proxy materials if I share an address with other stockholders?

A: To reduce expenses, in some cases, we are delivering one set of proxy materials to certain stockholders who share an address, unless otherwise requested. This is pursuant to a procedure approved by the SEC called "householding." If you received your proxy materials by mail, a separate proxy card is included in the proxy materials for each of these stockholders.

If you share an address with another stockholder and received only one set of proxy materials, or would otherwise like to request a separate copy of these materials, please contact Broadridge Financial Solutions, Inc. at 1-866-540-7095 or in writing at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. We will promptly deliver a separate copy (free of charge) upon request. Similarly, if you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the Notice of Internet Availability or, if applicable, this Proxy Statement and the 2021 Annual Report, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, you may also contact Broadridge Financial Solutions, Inc. If your shares are held through a brokerage account, please contact your broker directly.

Stockholders who participate in householding will continue to receive separate proxy cards to vote their shares, if you receive your proxy materials by mail. Stockholders that receive the Notice of Internet Availability will receive instructions on how to vote their shares via the Internet. Householding does not affect dividend check mailings.

Q: How can I obtain an additional proxy card or voting instruction form?

A: If you lose, misplace or otherwise need to obtain a Notice of Internet Availability, proxy card or voting instruction form and:

- You are a stockholder of record, contact us in writing at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary; or
- You are the beneficial owner of shares held indirectly through a broker, bank or other nominee, contact your account representative at that organization.

Additional Information

Attending the Annual Meeting

In order to help ensure the safety of all attendees at the Annual Meeting, we have implemented the following policies.

Eligible Attendees. In addition to our personnel and guests, only the following persons may attend the Annual Meeting:

- A Company stockholder as of the Record Date, or one named representative in lieu thereof; and

- One guest of such stockholder or named representative.

Obtaining an Admission Ticket. Any stockholder, named representative or guest who attends the Annual Meeting must be pre-registered and obtain an admission ticket in advance.

- In order to obtain an admission ticket, please click on the "Register for Meeting" button found at https://www.proxyvote.com and follow the instructions provided. Attendees must print their own admission ticket and bring it to the Annual Meeting to gain access.

- A stockholder will need the 16-digit voting control number found on his, her or its Notice of Internet Availability, proxy card, or voting instruction form in order to pre-register and obtain an admission ticket, and, if applicable, will need to pre-register their named representative and any guest thereof.

- If a stockholder does not have Internet access or is unable to print an admission ticket, then they can register by calling Broadridge Financial Solutions, Inc. at 1-844-318-0137.

Admission Procedures. For admission to the Annual Meeting, each attendee must present (i) valid, government-issued photo identification (such as a driver's license or passport) and (ii) an admission ticket. Persons without proper identification or an admission ticket may be denied admission to the Annual Meeting.

Registration Deadline. Attendees must be pre-registered by no later than 11:59 p.m., Eastern Time, on Thursday, January 20, 2022.

Additional Security Measures. No weapons, cameras, recording devices, laptops, tablets, or briefcases, backpacks, or other large bags or packages, will be permitted at the Annual Meeting. For security reasons, all attendees may be subject to security inspections, and all bags may be searched. No one will be admitted to the Annual Meeting once the meeting has commenced.

Special Precautions Due to COVID-19. In order to protect the health and safety of our directors, employees and stockholders, we are taking special precautions in connection with the Annual Meeting due to the health impact of COVID-19. If you are not feeling well, have had close contact with someone who has tested positive for, or think you may have been exposed to, COVID-19, we ask that you vote by proxy for the meeting. We will require all attendees to comply with the Company's policies in place at the time of the meeting, which may include but not be limited to temperature checks, attendance limitations, social distancing and other safety protocols in accordance with any then-required federal, state and local guidelines. We also strongly encourage stockholders who plan to attend the Annual Meeting to review and follow the relevant guidance from public health authorities prior to attendance.

Seating at the Annual Meeting is limited, and admission is on a first-come, first-served basis. Please note that the Annual Meeting is a procedural business meeting, and item samples will not be offered.

Stockholder Proposals for Inclusion in the Proxy Statement for the 2023 Annual Meeting

We plan to hold the 2023 Annual Meeting on or around January 26, 2023, at a time and place to be specified in our Proxy Statement for that meeting.

We welcome comments or suggestions from our stockholders. If a stockholder wishes to have a proposal formally considered at the 2023 Annual Meeting and included in our Proxy Statement for that meeting, then we must receive the proposal in writing on or before the close of business on August 10, 2022 (or, if the date of the 2023 Annual Meeting is moved by 30 days from the anniversary of this year's Annual Meeting, the deadline will be a reasonable time before we begin to print and send our proxy materials, which date we will announce separately), and the proposal must otherwise comply with Rule 14a-8 under the Exchange Act. The proposal must be delivered in writing to us at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary.

Director Nominations for Inclusion in the Proxy Statement for the 2023 Annual Meeting

The Board has implemented proxy access, which allows a stockholder or group of up to 20 stockholders owning in aggregate 3% or more of our outstanding common stock continuously for at least three years, to nominate and include in our proxy materials director nominees constituting up to 20% of the number of directors in office (rounding down); provided that the stockholder(s) and nominee(s) satisfy the requirements in our by-laws.

If a stockholder or group of stockholders wants to nominate one or more director candidates to be included in our proxy materials for the 2023 Annual Meeting pursuant to the proxy access provisions in our by-laws, then we must receive proper written notice of such nomination at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary by no earlier than the close of business on July 11, 2022 and no later than the close of business on August 10, 2022, and the nomination must otherwise comply with our by-laws. If, however, the date of the 2023 Annual Meeting is changed and is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, then we must receive such written notice no earlier than the close of business on the 150th day prior to the 2023 Annual Meeting and not later than the close of business on the later of the 120th day prior to the 2023 Annual Meeting or, if the first public announcement of the date of the 2023 Annual Meeting is less than 130 days prior to the date of such meeting, the 10th day following the public announcement of the date of the 2023 Annual Meeting. Failure to comply with the requirements, procedures, and deadlines in our by-laws may preclude the proxy access nomination of the applicable candidate(s) for election at the 2023 Annual Meeting.

Other Proposals or Director Nominations for Presentation at the 2023 Annual Meeting

Stockholder proposals or director nominations that are not intended for inclusion in our Proxy Statement for the 2023 Annual Meeting may be brought before the 2023 Annual Meeting in accordance with the advance notice procedures described in our by-laws. Under our by-laws, if a stockholder wishes to present other business or nominate a director candidate at the 2023 Annual Meeting, then we must receive proper written notice of any such business or nomination at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary by no earlier than the close of business on September 29, 2022 and no later than the close of business on October 29, 2022, and each such proposal, nomination, and nominee must otherwise comply with our by-laws. If, however, the date of the 2023 Annual Meeting is changed and is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, then we must receive such notice no earlier than the close of business on the 120th day prior to the date of the 2023 Annual Meeting and not later than the close of business on the 90th day prior to the date of the 2023 Annual Meeting or, if the first public announcement of the date of the 2023 Annual Meeting is less than 100 days prior to the date of such meeting, the 10th day after the first public announcement of the date of the 2023 Annual Meeting. Failure to comply with the requirements, procedures, and deadlines in our by-laws may preclude presentation and consideration of the matter or nomination of the applicable candidate(s) for election at the 2023 Annual Meeting.

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expect," "likely," "outlook," "forecast," "preliminary," "pilot," "would," "could," "should," "can," "will," "project," "intend," "plan," "goal," "guidance," "target," "aim," "continue," "sustain," "synergy," "transform," "accelerate," "model," "long-term," "on track," "on schedule," "headwind," "tailwind," "believe," "seek," "estimate," "anticipate," "upcoming," "to come," "may," "possible," "assume," and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, known or unknown, which could cause actual results to vary materially from those indicated or anticipated. These and other risks, assumptions and uncertainties are described in the 2021 Annual Report and in other documents that we may file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, we do not undertake, and we expressly disclaim, any duty or obligation to update publicly any forward-looking statement after the date of this Proxy Statement, whether as a result of new information, future events, changes in assumptions or otherwise.

The information on our website, including, but not limited to, the contents of our 2020 CSR Report and our 2020-2021 DEI Report, is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated herein or into any of our other filings with the SEC.

Other Matters

The Board knows of no other matters (other than those identified herein) to be brought before the Annual Meeting. If any other business should properly come before the Annual Meeting, the persons named in the proxy will vote on such matters according to their best judgment.

By order of the Board of Directors,

Joseph B. Amsbary, Jr.
Vice President, Corporate Secretary

> **Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on January 27, 2022**
>
> **The Notice of Internet Availability, this Proxy Statement and the 2021 Annual Report are available at https://www.proxyvote.com.**
>
> We have also made available on our website at https://investor.walgreensbootsalliance.com/annual-reportsproxies a copy of the 2021 Annual Report, as filed with the SEC, including the financial statements and schedules. We will furnish, on written request and without charge, a printed copy of the 2021 Annual Report to each person whose proxy is solicited and to each person representing that, as of the Record Date, he, she or it was a beneficial owner of shares entitled to be voted at the meeting. Such written request should be directed to Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary.

Appendix A
Reconciliation of GAAP and Non-GAAP Financial Measures

This Proxy Statement includes the following financial measures defined as non-GAAP financial measures by the SEC: Adjusted EPS and Free Cash Flow. The tables below reconcile the non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles ("GAAP").

The supplemental non-GAAP financial measures are presented because management has evaluated the company's financial results both including and excluding the adjusted items or the effects of foreign currency translation, as applicable, and believes that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the company's business from period to period and trends in the company's historical operating results. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented in the Proxy Statement.

We do not provide a reconciliation for non-GAAP estimates on a forward-looking basis where it is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various items that have not yet occurred, are out of the Company's control and/or cannot be reasonably predicted, and that would impact diluted net earnings per share, the most directly comparable forward-looking GAAP financial measure. For the same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures.

Net Earnings and Diluted Net Earnings Per Share

	Three months ended August 31,		Twelve months ended August 31,	
(in millions)	2021	2020	2021	2020
Net Earnings From Continuing Operations (GAAP)	$ 358	$ 337	$1,994	$ 180
Adjustments to operating income:				
Adjustments to equity earnings (loss) in AmerisourceBergen[1]	70	49	1,645	97
Acquisition-related amortization[2]	156	94	523	384
Transformational cost management[3]	79	212	417	719
Certain legal and regulatory accruals and settlements[4]	15	—	75	—
Acquisition-related costs[5]	29	24	54	315
Impairment of goodwill and intangible assets[6]	49	15	49	2,016
LIFO provision[7]	(73)	6	13	95
Store damage and inventory losses[8]	—	(7)	—	68
Store optimization[3]	—	5	—	53
Total adjustments to operating income	325	398	2,775	3,747
Adjustments to other income:				
Net investment hedging (gain) loss[9]	2	(4)	8	(11)
Impairment of equity method investment	—	—	—	71
Gain on sale of equity method investment[10]	—	—	(290)	(1)
Total adjustments to other income	3	(4)	(281)	59
Adjustments to interest expense (income), net:				
Early debt extinguishment[11]	(5)	—	414	—
Total adjustments to interest expense (income), net	(5)	—	414	—
Adjustments to income tax provision:				
UK tax rate changes[12]	378	139	378	139
U.S. tax law changes[12]	—	—	—	(6)
Equity method non-cash tax[12]	8	8	(161)	60
Tax impact of adjustments[12]	(38)	(84)	(283)	(433)
Total adjustments to income tax provision	348	64	(65)	(240)
Adjustments to post-tax equity earnings from other equity method investments:				
Adjustments to equity earnings in other equity method investments[13]	17	8	(504)	54
Total adjustments to post-tax equity earnings from other equity method investments	17	8	(504)	54
Adjustments to net earnings (loss) attributable to noncontrolling interests:				
Acquisition-related amortization[2]	(30)	(4)	(75)	(4)
Transformational cost management[3]	(2)	(10)	1	(10)
Impairment of goodwill and intangible assets[6]	—	—	—	(14)
LIFO provision[7]	5	(1)	(2)	(1)
Total adjustments to net earnings (loss) attributable to noncontrolling interests	(27)	(15)	(77)	(29)
Adjusted net earnings attributable to Continuing Operations (Non-GAAP measure)	$1,019	$ 786	$4,256	$3,772

	Three months ended August 31,		Twelve months ended August 31,	
(in millions)	**2021**	**2020**	**2021**	**2020**
Net earnings attributable to Walgreens Boots Alliance, Inc. – discontinued operations (GAAP)	268	36	548	277
Acquisition-related amortization[2]	—	19	28	76
Transformational cost management[3]	—	58	1	73
Acquisition-related costs[5]	44	1	92	1
Gain on disposal of discontinued operations	(322)	—	(322)	—
Tax impact of adjustments[12]	10	(14)	(6)	(25)
Total adjustments to net earnings attributable to Walgreens Boots Alliance, Inc. – discontinued operations	$ (268)	$ 64	$ (206)	$ 126
Adjusted net earnings attributable to Walgreens Boots Alliance, Inc. – discontinued operations (Non-GAAP measure)	$ —	$ 100	$ 342	$ 403
Adjusted net earnings attributable to Walgreens Boots Alliance, Inc. – (Non-GAAP measure)	$1,019	$ 887	$4,598	$4,175
Diluted net earnings per common share – continuing operations (GAAP)	$ 0.41	$ 0.39	$ 2.30	$ 0.20
Adjustments to operating income	0.38	0.46	3.20	4.26
Adjustments to other income (expense)	—	—	(0.32)	0.07
Adjustments to interest expense, net	(0.01)	—	0.48	—
Adjustments to income tax provision	0.40	0.07	(0.08)	(0.27)
Adjustments to earnings from other equity method investments[13]	0.02	0.01	(0.58)	0.06
Adjustments to net earnings (loss) attributable to noncontrolling interests	(0.03)	(0.02)	(0.09)	(0.03)
Adjusted diluted net earnings per common share – continuing operations (Non-GAAP measure)	$ 1.17	$ 0.91	$ 4.91	$ 4.28
Diluted net earnings per common share – discontinued operations (GAAP)	$ 0.31	$ 0.04	$ 0.63	$ 0.31
Total adjustments to net earnings attributable to Walgreens Boots Alliance, Inc. – discontinued operations	(0.31)	0.07	(0.24)	0.14
Adjusted diluted net earnings per common share – discontinued operations (Non-GAAP measure)	$ —	$ 0.12	$ 0.39	$ 0.46
Adjusted diluted net earnings per common share (Non-GAAP measure)	$ 1.17	$ 1.02	$ 5.31	$ 4.74
Weighted average common shares outstanding, diluted (in millions)	867.2	867.1	866.4	880.3

[1] Adjustments to equity earnings (loss) in AmerisourceBergen consist of the Company's proportionate share of non-GAAP adjustments reported by AmerisourceBergen consistent with the Company's non-GAAP measures. The Company recognized equity losses in AmerisourceBergen of $1,373 million during the three months ended November 30, 2020. These equity losses are primarily due to AmerisourceBergen's recognition of $5.6 billion, net of tax, charges related to its ongoing opioid litigation in its financial statements for the three months period ended September 30, 2020.

[2] Acquisition-related amortization includes amortization of acquisition-related intangible assets and inventory valuation adjustments. Amortization of acquisition-related intangible assets includes amortization of intangibles assets such as customer relationships, trade names, trademarks and contract intangibles. Intangible asset amortization excluded from the related non-GAAP measure represents the entire amount recorded within the Company's GAAP financial statements. The revenue generated by the associated intangible assets has not been excluded from the related non-GAAP measures. Amortization expense, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired or the estimated useful life of an intangible asset is revised. These charges are primarily recorded within selling, general and administrative expenses. Business combination accounting principles require us to measure acquired inventory at fair value. The fair value of the inventory reflects cost of acquired inventory and a portion of the expected profit margin. The acquisition-related inventory valuation adjustments exclude the expected profit margin component from cost of sales recorded under the business combination accounting principles.

[3] Transformational Cost Management Program and Store Optimization Program charges are costs associated with a formal restructuring plan. These charges are primarily recorded within selling, general and administrative expenses. These costs do not reflect current operating performance and are impacted by the timing of restructuring activity.

[4] Certain legal and regulatory accruals and settlements relate to significant charges associated with certain legal proceedings. The Company excludes these charges when evaluating operating performance because it does not incur such charges on a predictable basis and exclusion of such charges enables more consistent evaluation of the Company's operating performance. These charges are recorded within selling, general and administrative expenses.

[5] Acquisition-related costs are transaction and integration costs associated with certain merger, acquisition and divestitures related activities. These costs include all charges incurred on certain mergers, acquisition and divestitures related activities, for example, including costs related to integration efforts for successful merger, acquisition and divestitures activities. These charges are primarily recorded within selling, general and administrative expenses. These costs are significantly impacted by the timing and complexity of the underlying merger, acquisition and divestitures related activities and do not reflect the Company's current operating performance.

(6) Goodwill and intangible assets arising from acquisition related activities are recorded by the Company following the analysis to determine the fair value of consideration paid and the assignment of fair values to all tangible and intangible assets acquired. Impairment of goodwill and intangible assets do not relate to the ordinary course of the Company's business. The Company excludes these charges when evaluating operating performance because it does not incur such charges on a predictable basis and exclusion of such charges enables more consistent evaluation of the Company's operating performance. These charges are recorded within selling, general and administrative expenses.

(7) The Company's United States segment inventory is accounted for using the last-in-first-out ("LIFO") method. This adjustment represents the impact on cost of sales as if the United States segment inventory is accounted for using first-in first-out ("FIFO") method. The LIFO provision is affected by changes in inventory quantities, product mix, and manufacturer pricing practices, which may be impacted by market and other external influences. Therefore, the Company cannot control the amounts recognized or timing of these items.

(8) Store damage and inventory losses as a result of looting in the U.S., net of insurance recoveries.

(9) Gain or loss on certain derivative instruments used as economic hedges of the Company's net investments in foreign subsidiaries. These charges are recorded within other income (expense). We do not believe this volatility related to mark-to-market adjustment on the underlying derivative instruments reflects the Company's operational performance.

(10) Includes significant gain on sale of equity method investment. During the fiscal year ended August 31, 2021, the Company recorded a gain of $290 million in Other income due to a partial sale of ownership interests in Option Care Health by the Company's equity method investee HC Group Holdings.

(11) Loss on early extinguishment of debt related to the Company's cash tender offers to partially purchase and retire $3.3 billion of long term U.S. denominated notes. The Company excludes these charges to enable a more consistent evaluation of the Company's financial performance.

(12) Adjustments to income tax provision include adjustments to the GAAP basis tax provision commensurate with non-GAAP adjustments and certain discrete tax items including tax law changes and equity method non-cash tax. These charges are recorded within income tax provision (benefit).

(13) Adjustments to post tax equity earnings from other equity method investments consist of the proportionate share of certain equity method investees' non-cash items or unusual or infrequent items consistent with the Company's non-GAAP adjustments. These charges are recorded within post tax earnings (loss) from other equity method investments. Although the Company may have shareholder rights and board representation commensurate with its ownership interests in these equity method investees, adjustments relating to equity method investments are not intended to imply that the Company has direct control over their operations and resulting revenue and expenses. Moreover, these non-GAAP financial measures have limitations in that they do not reflect all revenue and expenses of these equity method investees. In the three months ended May 31, 2021 due to partial sales of ownership interests in Option Care Health, our equity method investee HC Group Holdings lost the ability to control Option Care Health and, therefore, deconsolidated Option Care Health in its financial statements. As a result of this deconsolidation, HC Group Holdings recognized a gain of $1.2 billion and the Company recorded its share of equity earnings in HC Group Holdings of $576 million during the three months ended May 31, 2021.

Free Cash Flow

	Three months ended August 31,		Twelve months ended August 31,	
	2021	2020	2021	2020
Net cash provided by operating activities (GAAP)	$1,245	$2,086	$5,555	$5,484
Less: Additions to property, plant and equipment	(378)	(411)	(1,379)	(1,374)
Free cash flow (Non-GAAP measure)(1)	$ 867	$1,675	$4,176	$4,111

(1) Free cash flow is defined as net cash provided by operating activities in a period less additions to property, plant and equipment (capital expenditures) made in that period. This measure does not represent residual cash flows available for discretionary expenditures as the measure does not deduct the payments required for debt service and other contractual obligations or payments for future business acquisitions. Therefore, we believe it is important to view free cash flow as a measure that provides supplemental information to our entire statements of cash flows.

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Contact us

Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, IL 60015 USA
+1 (847) 315-3700

 **Walgreens Boots Alliance**